

2019
Proxy Statement

Notice of Annual Meeting
of Stockholders

Tuesday, June 4, 2019
9:00 a.m., local time
Four Seasons Hotel
1111 14th Street
Denver, Colorado 80202



LETTER FROM THE INDEPENDENT CHAIR

DEAR STOCKHOLDERS,

Our Board relies on sound governance and Newmont's core values to lay the groundwork to fulfill our purpose of creating value and improving lives through sustainable and responsible mining. Our core values of safety, integrity, sustainability, inclusion and responsibility guided us to deliver meaningful outcomes in 2018; but make no mistake, we are in this for the long haul and we must keep focused on our long-term strategy to continue on this positive trajectory.

CREATING THE WORLD'S LEADING GOLD BUSINESS

Following careful consideration, the Board provided its unanimous support to enter into an arrangement agreement to acquire all outstanding common shares of Goldcorp, Inc. The Board believes that the Newmont Goldcorp arrangement represents Newmont's best prospect for maximizing stockholder value in the medium to long term. We thank Newmont's stockholders for their support of this compelling value creation opportunity as we build the world's leading gold company. We will remain committed to maintaining Newmont's core values while providing oversight to realize the full value of the combination.*

RISK AND STRATEGIC OVERSIGHT

Our Board is responsible for Company-wide risk management oversight. Key risks are reviewed on a regular basis with our Board and its Committees. The Board has been fully engaged with management in the setting of the Company's long-term strategy. Each year, the Board holds a special two-day session on strategy, working with the Executive Leadership Team to review and collaborate on the outlook and the potential risks and opportunities ahead. The outcome of this session includes strategic priorities, which are reviewed throughout the year at each quarterly Board meeting. We believe that the Company's strategy and approach to running the business is well aligned to sustainable long-term value creation.

GOVERNANCE

Newmont is committed to strong governance and compliance, and has a robust system in place to support, challenge and monitor performance. Performance is reviewed by the Board and its Committees at our regularly scheduled meetings. Our Board members also participate in site visits to observe and assess implementation of policies and standards on the ground. As part of the Board cycle, one full Board site visit is scheduled each year. In 2018, the Board visited Yanacocha at our Peruvian operations. Directors often also take part in individual or smaller group visits to our operations along with senior management. For example, during 2018, independent directors also visited our operations at Akyem, Ahafo, Carlin, Leeville, Twin Creeks, Phoenix, Long Canyon and Cripple Creek & Victor. Our Chief Executive Officer visited every region during the year.

BOARD COMPOSITION AND DIVERSITY

We lead by example at Newmont and set the bar for diversity in the boardroom. Not only were we awarded for excellence in board diversity and innovation by the National Association of Corporate Directors, but we also received recognition for six Newmont women included in the top 100 Global Inspirational Women in Mining. We have a global inclusion and diversity strategy to reach throughout the organization. We believe in inclusion and

*Refer to Annex A for cautionary statement related to the transaction.

create opportunities for our employees to contribute, develop and work together to deliver our strategy. Our Board consists of a broad range of backgrounds, experiences, talents and nationalities including five female and seven male nominees, representing seven nationalities and four continents. This benefits the Company by bringing varied perspectives and observations to our discussions and conclusions. We regularly review the composition and qualifications of our Board to ensure we maintain the appropriate mix of talent to drive sustainable, long-term growth and profitability.

SUSTAINABILITY

Newmont's commitment to the countries, regions and communities in which we operate stems from our vision to be recognized and respected for exceptional economic, environmental and social performance. We serve as a catalyst for local economic development through transparent and respectful stakeholder engagement and as responsible stewards of the environment. We believe that the Company has ongoing responsibility to understand the needs and expectations of our stakeholders – from employees and investors to host communities and governments – and to bring our resources and relationships to bear in resolving issues of mutual concern, from clean air and water to gender parity and good jobs. The Safety and Sustainability Committee upholds the Board's responsibility and commitment to promote a healthy and safe work environment, and environmentally sound and socially responsible resource development. We were again recognized by the Dow Jones Sustainability World Index for the 4th consecutive year for mining sector leadership. I invite you to visit Newmont's Beyond the Mine Report at http://sustainabilityreport.newmont.com, which includes letters from both our Chief Executive Officer and the Chair of the Safety and Sustainability Committee, to learn more about how Newmont continues to build a safe, profitable and responsible business. The information in the Beyond the Mine report is independently verified by a third party with oversight by our Safety and Sustainability Committee.

STOCKHOLDER ENGAGEMENT AND EXECUTIVE COMPENSATION

Newmont believes that engaging with our stockholders is a critical element of good governance and that active, ongoing dialogue promotes transparency and accountability. Stockholder feedback is an important foundation for policy development and informs our strategy. For many years we have conducted a robust engagement program throughout the year, listening to stockholders and considering these viewpoints as we make decisions in the boardroom. The Leadership Development and Compensation Committee has made thoughtful updates to the Company's compensation programs and continues to take stockholder feedback into account when making compensation decisions. I encourage you to read the letter from the Chair of the Leadership Development and Compensation Committee beginning on page 52.

We will continue to consider the views of our stockholders during our boardroom discussions.

The Board is honored to represent Newmont and our stockholders. We encourage you to vote promptly, even if you plan to attend the 2019 Annual Meeting of Stockholders. Your vote is important.

Thank you for your continued support of Newmont.

Very truly yours,

Noreen Doyle
Chair of the Board of Directors

NOTICE OF 2019 ANNUAL MEETING OF STOCKHOLDERS

April 16, 2019

The Annual Meeting of Stockholders of Newmont Mining Corporation will be held at **9:00 a.m., local time, on Tuesday, June 4, 2019,** at the Four Seasons Hotel, 1111 14th Street, Denver, Colorado 80202 to:

1. Elect Directors;
2. Approve, on an advisory basis, the compensation of the Named Executive Officers; and
3. Ratify the Audit Committee's appointment of Ernst & Young LLP as Newmont's independent registered public accounting firm for 2019;
4. Transact such other business as may properly come before the meeting.

Record Date: April 10, 2019

Date These Proxy Materials Are First Being Sent to Stockholders: On or about April 22, 2019

All stockholders are cordially invited to attend the Annual Meeting in person. It is important that your shares be represented at the Annual Meeting whether or not you are personally able to attend. If you are unable to attend, please promptly vote your shares by telephone or Internet or by signing, dating and returning the enclosed proxy card at your earliest convenience. Voting by the Internet or telephone is fast, convenient, and enables your vote to be immediately confirmed and tabulated, which helps Newmont reduce postage and proxy tabulation costs.

Your vote is important. Whether or not you plan to attend the Annual Meeting, please vote as soon as possible to ensure that your shares are represented and voted at the Annual Meeting.

By Order of the Board of Directors,

Stephen P. Gottesfeld
Executive Vice President and General Counsel

You can vote in one of four ways:

 Visit the website listed on your proxy card to vote **VIA THE INTERNET**

 Call the telephone number on your proxy card to vote **BY TELEPHONE**

 Sign, date and return your proxy card in the enclosed envelope to vote **BY MAIL**

 Attend the meeting to vote **IN PERSON**

 Scan this QR code to view digital versions of our Proxy Statement and 2018 Annual Report.

Our Proxy Statement and Annual Report are available at www.envisionreports.com/nem

TABLE OF CONTENTS

2019 PROXY STATEMENT SUMMARY

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information you should consider. You should read the entire Proxy Statement carefully before voting.

Voting Overview	Board Vote Recommendation	Page # for Additional Information
Items of Business:		
1 Election of 12 Director Nominees	**FOR** each nominee	20
Management Proposals:		
2 Advisory Vote to Approve Named Executive Officer Compensation	**FOR**	50
3 Ratification of the Appointment of Independent Registered Public Accounting Firm for 2019	**FOR**	98

CORPORATE GOVERNANCE HIGHLIGHTS
(See pages 43-48)

- ✔ Independent Chair
- ✔ Diverse Board
- ✔ Commitment to Board Refreshment
- ✔ Annual Board and Committee Evaluations
- ✔ Annual Director Elections
- ✔ Majority Voting in Uncontested Director Elections
- ✔ Director Overboarding Policy
- ✔ Strong Director Attendance Record
- ✔ Active Shareholder Outreach
- ✔ Voluntarily Adopted Proxy Access
- ✔ Stockholder Right to Call Special Meetings
- ✔ Stockholder Right to Act by Written Consent
- ✔ No Shareholder Rights Plan

DIRECTOR NOMINEE INDEPENDENCE
(See pages 21-35)

11 out of 12 — **92**% Independent

- All Director nominees are independent except CEO
- All 4 main Board committees comprised of independent Directors only
- Independent Directors met in executive session at each of the regular 2018 Board Meetings

DIRECTOR NOMINEE TENURE DIVERSITY

>10 years
6-10 years
≤ 5 years

7 years Average Tenure

DIRECTOR NOMINEE AGE DIVERSITY

71-75 yrs
66-70 yrs
61-65 yrs
56-60 yrs
≤55 yrs

61 Average Age

DIRECTOR NOMINEE HIGHLIGHTS, DIVERSITY OF BACKGROUND & SKILLS



58%
of the Board are female or ethnically diverse

42%
Women
8%
Hispanic
8%
African
5 women
1 African
1 Hispanic
4 reside outside the U.S.

DIRECTOR EXPERIENCE



- Information Technology Expertise
- Extractives Experience
- Current or Former CEOs
- Health & Safety Experience
- Financial Expertise
- Government/Regulatory Affairs Experience
- Environmental & Social Responsibility Experience
- International Business Experience
- Leading Academic
- Risk Management Experience

DIRECTOR NOMINEES

Name	Director Since	Indp	Occupation	Board Committees (As of April 10, 2019) Audit	LDC	CGN	S&S	Exec Fin
Noreen Doyle	2005	✓	Non-Executive Chair of Newmont Mining Corporation; Retired First Vice President of the European Bank for Reconstruction and Development			**C**	■	**C**
Gregory H. Boyce	2015	✓	Retired Executive Chairman and Chief Executive Officer of Peabody Energy Corporation		■		■	
Bruce R. Brook	2011	✓	Retired Chief Financial Officer of WMC Resources Limited	**C**		■		■
J. Kofi Bucknor	2012	✓	Chief Executive Officer of J. Kofi Bucknor & Associates; Former Managing Partner of Kingdom Africa Management	■				
Joseph A. Carrabba	2007	✓	Retired Chairman, President and Chief Executive Officer of Cliffs Natural Resources Inc.			■	**C**	
Veronica M. Hagen	2005	✓	Retired Chief Executive Officer of Polymer Group, Inc.		**C**	■		
Sheri E. Hickok	2017	✓	General Manager - Global Product Development, Onshore Wind of GE Renewable Energy				■	
Gary J. Goldberg	2013		Chief Executive Officer of Newmont Mining Corporation					■
René Médori	2018	✓	Retired Finance Director of Anglo American plc	■				
Jane Nelson	2011	✓	Founding Director of the Harvard Kennedy School's Corporate Responsibility Initiative		■		■	
Julio M. Quintana	2015	✓	Retired Director, President and Chief Executive Officer of Tesco Corporation	■				
Molly P. Zhang	2017	✓	Retired Vice President, Asset Management of Orica Ltd.				■	

Audit = Audit Committee
LDC = Leadership Development and Compensation Committee
CGN = Corporate Governance and Nominating Committee
S&S = Safety and Sustainability Committee
Exec Fin = Executive-Finance Committee
■ = Member
C = Chair

Our Corporate Governance and Nominating Committee is focused on building and maintaining a Board with skills and experiences that are aligned with the Company's strategic priorities. Each member of the Board is expected to bring valuable and often different perspective to the governance of the Company. When these varied skill sets are combined in an environment of interaction and respect, they give a greater overall skill set to the Board and provide a strong governance structure. The following table highlights some of the key qualifications and skills the Corporate Governance and Nominating Committee considered in evaluating the director nominees. The individual biographies on pages 22 to 33 provide additional information about each nominee's specific experiences, qualifications and skills.

SKILLS, QUALIFICATIONS AND EXPERIENCE

	Gregory Boyce	Bruce Brook	J. Kofi Bucknor	Joseph Carrabba	Noreen Doyle	Gary Goldberg	Veronica Hagen	Sheri Hickok	René Médori	Jane Nelson	Julio Quintana	Molly P. Zhang
Public Company CEO Experience	✓			✓		✓	✓				✓	
Public Company Chair or Lead Director Experience	✓	✓		✓	✓		✓		✓		✓	
Extractive Experience	✓	✓		✓		✓			✓		✓	✓
International Business Experience	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Mergers & Acquisition Experience	✓	✓	✓	✓	✓	✓	✓		✓		✓	
Finance Expertise	✓	✓	✓	✓	✓	✓	✓		✓		✓	
Designated Audit Committee Financial Expert		✓	✓		✓				✓			
Accounting Experience		✓							✓			
Environmental & Social Responsibility Experience	✓			✓	✓	✓	✓	✓		✓	✓	✓
Health & Safety Experience	✓			✓	✓	✓	✓	✓		✓	✓	✓
Compensation Expertise	✓			✓	✓	✓	✓				✓	
Leading Academic											✓	
Risk Management Experience	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Government/Regulatory Affairs Experience	✓	✓	✓	✓	✓	✓	✓			✓	✓	✓
Innovation and Technology Expertise	✓	✓		✓		✓	✓	✓			✓	✓

2018 BUSINESS PERFORMANCE AND COMPENSATION HIGHLIGHTS

KEY PERFORMANCE RESULTS IN 2018

Newmont continued executing on its strategy of continuous improvement on operational, financial and social performance in 2018, and built a stronger base for long-term value creation through strategic capital investment, exploration efforts, and business development activity. The results for 2018 stem from the commitment to execute against our purpose and proven strategy. These results are reflected in our executive compensation for 2018 and align with outcomes.

HIGHLIGHTS - OPERATING PERFORMANCE, RETURNS AND FUTURE PIPELINE

For 2018, **Net Income from Continuing Operations** attributable to stockholders was **$280M**, an **improvement of $356M** vs. the prior year. **Adjusted Net Income*** was **$718M**. Additional results related to our strategic priorities include:

ADJUSTED EBITDA*	CORPORATE PERFORMANCE BONUS ADJUSTED RETURN ON CAPITAL EMPLOYED (CPB ROCE)*	GOLD RESERVES ADDED	5-YEAR TOTAL SHAREHOLDER RETURN (TSR)
$2.6B	**10.5%**	**6.7Moz**	**56.8%**
Exceeded 2018 plan; generated free cash flow* of $805M	Positive returns exceeding 2018 plan; in-line with 2017 results	Additions by the drill bit	Outperformed peers and industry index on a 1-, 3- and 5-year basis

* Non-GAAP measures; for a reconciliation to the nearest GAAP measure, see Annex A.

EXECUTING THE STRATEGY - RESULTS SUPPORT LONG-TERM, SUSTAINABLE PERFORMANCE

Deliver superior operational execution   1

- Emerged as the world's leading gold business as measured by Reserves and market capitalization
- Achieved production of 5.1 million attributable ounces overcoming geotechnical challenges to deliver results in line with guidance
- Generated significant sustainable cost and efficiency gains of more than $600 million through our Full Potential program
- Advanced the digital and operations technology roadmap and implemented the remote asset health and process control support centers
- Results were overshadowed by the loss of seven colleagues requiring our increased focus to strengthen our controls and share lessons to prevent fatalities

Sustain global portfolio of long-life assets   2

Continued to invest in projects and prospects with superior returns across the global portfolio:

- Africa: reached commercial production of our underground mine, adding higher-grade, lower-cost production
- Australia: Progressed the Tanami power project, expected to lower energy costs and emissions by 20 percent while enabling further development of a world-class asset
- North America: completed projects to extend mine life and add lower-cost production, progressed studies for a second phase of our Long Canyon site, and acquired a 50 percent stake in one of the world's largest copper-gold deposits
- South America: produced first gold at our Quecher Main project and advanced studies to extend our Peruvian operations by 20 years

Lead sector in profitability & responsibility   3

Maintained financial strength:

- Strengthened the balance sheet with cash of $3.4B; with net debt of $0.9B
- Returned approximately $400 million to shareholders through dividends and share repurchases

Recognized for leading ESG practices:

- Named sustainability leader in mining by the Dow Jones Sustainability Index for the 4th year running
- Named one of the world's best managed companies in a ranking by the Drucker institute for the Wall Street Journal
- Recognized as a leader in inclusion and diversity for large cap companies by the National Association of Corporate Directors

2018 CEO COMPENSATION SNAPSHOT

The table below illustrates Mr. Goldberg's salary, bonus and stock compensation for 2018 on a Summary Compensation Table-equivalent approach[1] and on an "on-target" approach[2]. Mr. Goldberg's target pay has remained flat since 2016 and is based on a balanced program that reflects the mining business cycle measures that drive value for our stockholders.

CEO Pay Summary	Annual Salary	Annual Incentives Total Bonus	Long-Term Incentives Total Stock Awards	Total Compensation
2018 Summary Compensation Table-Equivalent CEO Compensation[1]	$1,300,000	$1,743,885	$7,666,801	$10,710,686
2017 Summary Compensation Table-Equivalent CEO Compensation[1]	$1,300,000	$2,523,690	$9,119,464	$12,943,154
2018 CEO "on-target" Compensation[2]	$1,300,000	$1,950,000	$7,150,000	$10,400,000
2017 CEO "on-target" Compensation[2]	$1,300,000	$1,950,000	$7,150,000	$10,400,000

This table is not intended to supersede the Summary Compensation Table information on page 83 of this proxy statement, but to provide a summary on the primary pay components. Details of executive pay program are provided within the Compensation Discussion & Analysis.

(1) Reflects actual salary and actual bonus paid; long-term incentives reflect the projected accounting value as prescribed for reporting in the Summary Compensation Table as opposed to the target value. Excludes Change in Pension Value and All Other Compensation.

(2) "On-target" compensation reflects the pay level as determined by the Board of Directors before incentive plan performance. Mr. Goldberg's on-target pay remained unchanged for 2018; at the time of the filing of this Proxy Statement, the Board of Directors has also determined that on-target pay will remain unchanged for 2019 as it is deemed to be competitive within the parameters used to assess pay.

2018 SAY ON PAY RESULTS AND STOCKHOLDER ENGAGEMENT

In 2018, our "Say on Pay" proposal received 95% support, an improvement from 2017 and back to historic levels, indicating plan design and governance is well aligned with our shareholders perspectives. We completed a comprehensive review of our programs to ensure they were properly aligned with the shareholder experience, desired business outcomes and governance best practices.

Stockholder engagement is ongoing at Newmont to ensure investor interests are incorporated into our planning process. Members of the Leadership Development and Compensation Committee ("LDCC") and management reach out to at least the largest 25 shareholders directly to provide information about the programs and to offer an opportunity to engage directly to discuss top of mind issues, ideas, and concerns. Outcomes are shared with the executive leadership team and are a standing topic at each of the LDCC's meetings through the year.

Newmont reached out to the largest **25 shareholders**, representing **58% of shares owned**.



32% We met with nine firms to discuss governance and executive compensation (32% of shares owned)

26% Remaining firms confirmed that they had no concerns/did not require a meeting, or did not respond (26% of shares owned)

NEWMONT PARTICIPANTS

Various company participants were included in the dialogue to ensure access to key roles in the executive compensation planning process.

- Chair, Leadership Development and Compensation Committee
- Executive Vice President and Chief Financial Officer
- Vice President, Investor Relations
- Vice President, Associate General Counsel and Corporate Secretary
- Vice President and Deputy General Counsel
- Vice President, Total Rewards

Participation by the Chair of the LDCC was offered to all firms within our outreach and the Chair participated in all calls where requested.

Key themes from this year's stockholder feedback considered by the LDCC:

- Positive feedback on recent plan design changes and current executive compensation plans
- High level of support for Newmont's environmental, social, and governance initiatives, leadership in the industry, inclusion in compensation programs, and full and transparent disclosures
- Value diversity and inclusion efforts and outcomes and focus on human capital strategy
- Ensure rigor in incentive plan target setting and review opportunities for simplification; ensure all metrics used are priorities for management and consider additional metrics in the long-term plan
- Ensure meaningful level of executive equity ownership relative to realized pay over time

RECENT IMPROVEMENTS TO OUR COMPENSATION PROGRAM

Following a comprehensive review process with management, the LDCC and various external stakeholders - including stockholders, independent advisors and other governance groups - the following changes have been adopted in 2018 to improve alignment with business objectives and address feedback as appropriate:

What We Heard		What We Did
Program	Feedback	Program Changes
LTI Programs: Performance Leveraged Stock Unit (PSU)	▪ Performance rigor - concern with PSU payout schedule	✔ Revised PSU relative TSR funding to **require above-median performance for target payout and removed the stock price performance multiplier** ✔ Incorporated best-practice features of a "**negative TSR cap**" and a "**maximum value cap**" for PSU
Restricted Stock Units		✔ **RSU Post-retirement vesting** enhanced for minority portion of equity to **support "carried interest" and retention**
STI Programs: Performance Metrics	▪ Prefer Capital Efficiency and Per Share Metrics	✔ **Incorporated ROCE** in the annual bonus plan to reinforce focus on capital efficiency ✔ **EBITDA and Reserves** (two key comparative metrics) **measured on a "Per Share" basis**
Change of Control	▪ Legacy excise tax gross-up ▪ Severance benefit multiple	✔ Excise tax **gross-up removed for all Officers** ✔ **Future Officer severance pay multiple lowered to 2x**
Pay Adjustments	▪ Review CEO pay quantum	✔ **No increase to target compensation since** 2016 for the CEO; continue to monitor pay relative to market and performance ✔ Continue to clarify disclosure to distinguish target and actual value

The changes made in 2018 received positive feedback from shareholders during our outreach. Few changes were proposed for the 2019 program given the program's alignment with the competitive market, best practices, and feedback from shareholders. Please reference the CD&A for additional details regarding our executive pay programs.

SUSTAINABILITY GOVERNANCE

For Newmont, sustainability – one of our core values – means catalyzing local economic development through transparent and respectful stakeholder engagement, respecting human rights, and being responsible stewards of the environment.

The Safety and Sustainability Committee upholds the Board's responsibility and commitment to promote a healthy and safe work environment, and environmentally sound and socially responsible resource development and provides oversight and makes recommendations to the Board with respect to Newmont's policies, positions and systems for environmental—including climate change—health, safety and social responsibility, compliance and risk management. In 2018, Committee members met four times to consider matters relating to health, safety, security, sustainable development, environmental affairs, stakeholder relations and human rights. The Committee also reviewed and approved Newmont's annual sustainability report. Additional information regarding the functions of the Safety and Sustainability Committee is provided in the Committees of the Board of Directors and Attendance section on page 42.

Primary responsibility for managing sustainability matters rests with Newmont management. The Chief Executive Officer has ultimate responsibility for the Company's sustainability performance, and the Executive Vice President, Sustainability and External Relations (S&ER), is responsible for the Company's sustainability strategy. The Executive Vice President, S&ER reports directly to the Chief Executive Officer and to the Safety and Sustainability Committee on climate change strategy, reduction targets and management of climate change risks. The S&ER group plays a central role in developing and implementing management frameworks, supporting the implementation of strategies and standards, and tracking and reporting on our environmental and social performance. Other executives and functions across the business have responsibility for sustainability-related programs and efforts.

Executives and employees eligible for our annual incentive compensation plan (AICP) are held accountable for the Company's sustainability performance through Newmont's performance-based compensation structure.

SUSTAINABILITY HIGHLIGHTS

Among the actions we took in 2018 to demonstrate our commitment to sustainability and continuously improve our performance:

- Developed specific outcome-based objectives for areas where Newmont can have the greatest impact on contributing to the United Nations' Sustainable Development Goals
- Launched our Supplier Risk Management program, which significantly improves how we manage numerous risks – including corruption, safety, social, environmental, human rights and security – throughout the lifecycle of our supplier relationships
- Further advanced our human rights journey by refreshing our salient human rights issues and launching a global human rights training program
- Formalized our global lessons learned safety program to share root causes and critical learnings on significant safety incidents and collaborate on ways to prevent such events from happening again
- Refreshed our global inclusion and diversity strategy and identified five metrics of inclusion to measure both an inclusive workplace and a diverse workforce
- Conducted our first integrated environmental and social impact assessment under our improved approach to free, prior and informed consent of indigenous peoples at the Sabajo project near our Merian operation in Suriname
- Further reduced our fresh water use and progressed our approach from water management to water stewardship
- Partnered with the International Union for Conservation of Nature (IUCN) and worked together on achieving better biodiversity outcomes through a review of our biodiversity projects in Nevada

These activities and programs and our sustainability performance for 2018 are discussed in more detail in our *Beyond the Mine* annual sustainability report.



NEWMONT ACCOLADES

- Named the mining sector leader in the Dow Jones Sustainability World Index for the fourth consecutive year
- Received an "A-" rating in the CDP Climate report
- Received a "B" rating in the CDP Water Scarcity report
- Named to the Bloomberg Gender-Equality Index
- Rose to #36 on Corporate Responsibility magazine's 100 Best Corporate citizens

PROXY STATEMENT

GENERAL INFORMATION

This Proxy Statement is furnished to the stockholders of Newmont in connection with the solicitation of proxies by the Board of Directors of the Company (the "Board of Directors" or the "Board") to be voted at the Company's 2019 Annual Meeting of Stockholders to be held on Tuesday, June 4, 2019 (the "Annual Meeting"). The Annual Meeting is being held for the purposes set forth in the accompanying Notice of 2019 Annual Meeting of Stockholders. The Proxy Statement, proxy card and 2018 Annual Report to Stockholders are being made available to stockholders on or about April 22, 2019.

References in this Proxy Statement to "Newmont Mining Corporation," "Newmont," "the Company" or "we" refer to Newmont Mining Corporation or, following the consummation of the business combination of the Company and Goldcorp Inc. ("Goldcorp"), refer to Newmont Goldcorp Corporation, as applicable.

STOCKHOLDERS ENTITLED TO VOTE

The holders of record of common stock of Newmont, par value $1.60 per share, at the close of business on April 10, 2019, (the "Record Date") are entitled to vote at the Annual Meeting. As of the Record Date, there were 534,445,034 shares outstanding.

VOTING YOUR SHARES

Newmont Common Stock. Each share of common stock that you own entitles you to one vote. Your Notice or proxy card shows the number of shares of common stock that you own. You may elect to vote in one of the following methods:



By Mail - If you have received or requested a paper copy of the proxy materials, please date and sign the proxy card and return it promptly in the accompanying envelope.



By Internet - If you received a Notice of Internet Availability of Proxy Materials, you can access our proxy materials and vote online. Instructions to vote online are provided in the Notice.



By Telephone - You may vote your shares by calling the telephone number specified on your proxy card. You will need to follow the instructions on your proxy card and the voice prompts.



In Person - You may attend the Annual Meeting and vote in person. We will give you a ballot when you arrive. If your stock is held in the name of your broker, bank or another nominee (a "Nominee"), then you must present a proxy from that Nominee in order to verify that the Nominee has not already voted your shares on your behalf.

If you hold Newmont Common Stock at your Broker - If your shares are held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in "street name" and the Notice or proxy materials, as applicable, are being forwarded to you by that organization. Your Voting Instruction Form from Broadridge or your Notice provides information on how to vote your shares. The organization holding your account is considered the stockholder of record for purposes of voting at the Annual Meeting.

If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, the organization that holds your shares may generally vote on "routine" matters such as ratification of auditors but cannot vote on "non-routine" matters, which now include matters such as the Election of Directors proposal and the Say on Pay proposal. Thus, if the organization that holds your shares does not receive instructions from you on how to vote your shares on a "non-routine" matter, that organization will inform the inspector of election that it does not have the authority to vote on this matter with respect to your shares. This is generally referred to as a "broker non-vote."

QUORUM, TABULATION AND BROKER NON-VOTES AND ABSTENTIONS

Quorum. The holders of a majority of the outstanding shares of capital stock of the Company entitled to vote at the Annual Meeting must be present in person or represented by proxy in order to constitute a quorum for all matters to come before the meeting. For purposes of determining the presence of a quorum, "shares of capital stock of the Company" include all shares of common stock entitled to vote at the Annual Meeting.

Tabulating Votes and Voting Results. Votes at the Annual Meeting will be tabulated by one or more inspectors of election who will be appointed by the Chair of the meeting and who will not be candidates for election to the Board of Directors. The inspectors of election will treat shares of capital stock represented by a properly signed and returned proxy as present at the Annual Meeting for purposes of determining a quorum, without regard to whether the proxy is marked as casting a vote or abstaining.

Broker Non-Votes and Abstentions. Abstentions and broker non-votes as to particular matters are counted for purposes of determining whether a quorum is present at the Annual Meeting. Abstentions are counted in tabulations of the votes cast on proposals presented to stockholders (except with respect to the Election of Directors, where abstentions are excluded), whereas broker non-votes are not counted for purposes of determining whether a proposal has been approved. Except with respect to the Election of Directors, where abstentions are excluded, abstentions have the same effect as votes against proposals presented to stockholders. With respect to the Election of Directors, abstentions are not counted as votes cast and therefore will have no effect in determining whether the required majority vote has been attained. A broker non-vote occurs when a nominee holding shares for a beneficial owner votes on one proposal, but does not vote on another proposal because the nominee does not have discretionary voting power and has not received instructions to do so from the beneficial owner. Other than with respect to the ratification of the appointment of our independent registered public accounting firm (Proposal 3), broker non-votes will not be counted as votes cast (with respect to Proposal 1, Election of Directors), or as present and entitled to vote on the proposal (with respect to Proposal 2, the advisory vote to approve named executive officer compensation). Broker non-votes will be counted as present and entitled to vote for the purposes of Proposal 3, and will therefore have the same effect as a vote against the proposal.

As such, please be reminded that if you hold your shares in "street name" it is critical that you cast your vote if you want it to count in the Election of Directors (Proposal 1). If you hold your shares in "street name" and you do not instruct your bank or broker how to vote in the Election of Directors, no votes will be cast on your behalf. They also will not have discretion to vote uninstructed shares on the advisory vote to approve named executive officer compensation (Proposal 2). Your bank or broker will, however, have discretion to vote any uninstructed shares on the ratification of the appointment of our independent registered public accounting firm (Proposal 3).

VOTES REQUIRED TO APPROVE THE PROPOSALS

Proposal	Vote Required
Election of Directors	Majority of votes cast for the Nominees
Approve, on an advisory basis, the compensation of the Named Executive Officers	Non-binding advisory vote — majority of stock present in person or by proxy and entitled to vote
Ratification of independent registered public accounting firm for 2019	Majority of stock present in person or by proxy and entitled to vote

Election of Directors. Brokers, banks and other financial institutions cannot vote your stock on your behalf for the Election of Directors if you have not provided instructions on your voting instruction form, by telephone or by Internet. For your vote to be counted, you must submit your voting instructions to your broker or custodian.

Advisory Say-On-Pay Vote. Because the vote on Compensation of the Named Executive Officers is advisory in nature, it will not: (1) affect any compensation already paid or awarded to any Named Executive Officer, (2) be binding on or overrule any decisions by the Board of Directors, (3) create or imply any additional fiduciary duty on the part of the Board of Directors, or (4) restrict or limit the ability of stockholders to make proposals for inclusion in proxy materials related to executive compensation. If you do not instruct your broker how to vote with respect to this item, your broker may not vote with respect to this proposal. For your vote to be counted, you must submit your voting instructions to your broker or custodian.

Ratify Ernst & Young LLP as the Company's Independent Registered Public Accounting Firm for 2019. The affirmative vote of a majority of the shares present and entitled to vote, in person or by proxy, at the Annual Meeting is required to ratify the Audit Committee's appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for 2019. Even if you do not instruct your broker how to vote with respect to this item, your broker may vote your shares with respect to this proposal.

Other Items. If any other items are properly presented at the Annual Meeting, they must receive an affirmative vote of a majority of the shares present and entitled to vote, in person or by proxy, in order to be approved.

REVOCATION OF PROXY OR VOTING INSTRUCTION FORM

Revocation of Newmont Common Stock Proxy or Voting Instruction Form. A stockholder who executes a proxy or Voting Instruction Form ("VIF") may revoke it by delivering to the Secretary of the Company, at any time before the proxies are voted, a written notice of revocation bearing a later date than the proxy or VIF, or by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute a revocation of a proxy). A stockholder also may substitute another person in place of those persons presently named as proxies. Written notice revoking or revising a proxy should be sent to the attention of the Corporate Secretary (attention: Logan Hennessey), Newmont Mining Corporation, at 6363 South Fiddler's Green Circle, Greenwood Village, Colorado 80111 USA.

SOLICITATION COSTS

The cost of preparing and mailing the proxy materials, and the cost of solicitation of proxies on behalf of the Board of Directors will be borne by the Company. In addition, solicitation of proxies and Voting Instruction Forms may be made by certain officers and employees of the Company by mail, telephone or in person. The Company has retained MacKenzie Partners Inc. to aid in the solicitation of brokers, banks, intermediaries and other institutional holders for a fee of $17,000. The Company also will reimburse brokerage firms and others for their expenses in forwarding proxy materials to beneficial owners of common stock.

2019 ANNUAL MEETING ADMISSION

Only stockholders as of the record date and certain other permitted attendees may attend the 2019 Annual Meeting. In order to be admitted to the Annual Meeting, proof of stock ownership as of the record date, along with photo identification, will be required. Beneficial owners of shares held in "street name" in an account at a brokerage firm, bank, broker-dealer or other similar organization will need to bring a copy of a brokerage statement reflecting their stock ownership as of the record date. No cameras, recording equipment, electronic devices, use of cell phones or other mobile devices, large bags or packages will be permitted at the Annual Meeting.

HOUSEHOLDING

To reduce the expense of delivering duplicate proxy materials to our stockholders, we are relying on the SEC rules that permit us to deliver only one set of proxy materials, including our Proxy Statement, our 2018 Annual Report and the Notice, to multiple stockholders who share an address unless we receive contrary instructions from any stockholders at that address. This practice, known as "householding," reduces duplicate mailings, thus saving printing and postage costs as well as natural resources. Each stockholder retains a separate right to vote on all matters presented at the Annual Meeting. Once you have received notice from your broker or us that they or we will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you wish to receive a separate copy of the 2018 Annual Report or other proxy materials, free of charge, or if you wish to receive separate copies of future annual reports or proxy materials, please mail your request to the Corporate Secretary of the Company.

VOTING RESULTS

The results of the voting at the Annual Meeting will be reported on Form 8-K and filed with the SEC within four business days after the end of the meeting.

STOCKHOLDER PROPOSALS FOR THE 2020 ANNUAL MEETING OF STOCKHOLDERS

For a stockholder proposal to be included in the proxy statement and form of proxy for the 2020 Annual Meeting, the proposal must have been received by us at our principal executive offices no later than December 24, 2019. Proposals should be sent to the attention of the Corporate Secretary of the Company. Proposals must conform to and include the information required by SEC Rule 14a-8. We are not required to include in our proxy statement and form of proxy a stockholder proposal that was received after that date or that otherwise fails to meet the requirements for stockholder proposals established by SEC regulations.

Our Board amended our By-Laws in 2016 to adopt "proxy access" to permit a stockholder (or a group of no more than 20 stockholders) who has maintained continuous qualifying ownership of at least 3% of our outstanding common stock for at least three years and has complied with the other requirements set forth in our By-Laws, to submit Director nominees (up to the greater of 2 Directors or 20% of the Board) for inclusion in our proxy statement if the stockholder(s) and the nominee(s) satisfy the requirements set forth in our By-Laws. Notice of Director nominees submitted under these By-Law provisions must be received by the Corporate Secretary of the Company by no earlier than November 24, 2019, and no later than December 24, 2019. Notice must include the information required by our By-Laws, which are available on our website at http://www.newmont.com/about-us/governance-and-ethics/board-and-committee-governance/.

In addition, under our By-Laws, stockholders not using proxy access in connection with Director nominations must give advance notice of nominations for Directors or other business to be addressed at the 2020 Annual Meeting and such notice must be received at the principal executive offices of the Corporation no later than the close of business on March 6, 2020, and not earlier than the close of business on April 5, 2020. The advance notice must be delivered to the attention of the Corporate Secretary of the Company. Notice must include the information required by our By-Laws.

Mailings to the Corporate Secretary of the Company should be addressed to the attention of Logan Hennessey at 6363 South Fiddler's Green Circle, Greenwood Village, Colorado 80111 USA.

Our principal executive offices are located at 6363 South Fiddler's Green Circle, Greenwood Village, Colorado 80111 USA

OTHER MATTERS

The Board of Directors does not intend to bring other matters before the Annual Meeting, except items incident to the conduct of the meeting. However, on all matters properly brought before the meeting by the Board of Directors or by others, the persons named as proxies in the accompanying proxy, or their substitutes, will vote in accordance with their best judgment. Additional information about Newmont, including its Annual Report on Form 10-K, is available through the Company's website, at www.newmont.com.



PROPOSAL NO. 1 — ELECTION OF DIRECTORS

VOTING FOR DIRECTORS

If you hold your Newmont stock through a broker, bank or other financial institution, your Newmont stock will not be voted on your behalf on the Election of Directors unless you complete and return the Voting Instruction Form or follow the instructions provided to you to vote your stock via telephone or the Internet. If you do not instruct your broker, bank or other financial institution how to vote, your votes will be counted as "broker non-votes" and your shares will not be represented in the Election of Directors vote at the Annual Meeting.

MAJORITY VOTE STANDARD FOR THE ELECTION OF DIRECTORS

Our By-Laws provide that in an uncontested election each Director will be elected by a vote of the majority of the votes cast, which means the number of votes cast "for" a Director's election exceeds 50% of the number of votes cast with respect to that Director's election. Votes cast shall include votes to withhold authority, but shall exclude abstentions. Votes will not be deemed cast if no authority or direction is given.

If a nominee for Director does not receive the vote of at least a majority of votes cast at the Annual Meeting, it is the policy of the Board of Directors that the Director must tender his or her resignation to the Board. In such a case, the Corporate Governance and Nominating Committee will make a recommendation to the Board whether to accept or reject the tendered resignation, or whether other action should be taken, taking into account all of the facts and circumstances. The Director who has tendered his or her resignation will not take part in the deliberations. For additional information, our Corporate Governance Guidelines are available on our website at http://www.newmont.com/about-us/governance-and-ethics/board-and-committee-governance/.

DIRECTOR SKILLS AND QUALIFICATIONS

In addition to meeting the minimum qualifications set out by the Board of Directors under "Director Nomination Process and Review of Director Nominees," on page 34, each nominee also brings a strong and unique background and set of skills to the Board, giving the Board, as a whole, competence and experience in a wide variety of areas, including board service, corporate governance, compensation, executive management, private equity, finance, mining, operations, manufacturing, marketing, government, international business and health, safety, environmental and social responsibility. The unique background, skills and qualifications that led the Board of Directors and the Corporate Governance and Nominating Committee to the conclusion that each of the nominees should serve as a Director for Newmont are set forth in the "Nominees" section below.



Board of Directors Recommendation

The Board of Directors unanimously recommends that the stockholders vote "**FOR**" all of the following nominees and, unless a stockholder gives instructions on the proxy card to the contrary, the proxies named thereon intend so to vote.

NOMINEES

Each of the twelve persons named below is a nominee for election as a Director at the Annual Meeting for a term of one year or until his/her successor is elected and qualified. Unless authority is withheld, the proxies will be voted for the election of such nominees. If any such nominees cannot be a candidate for election at the Annual Meeting, then the proxies will be voted either for a substitute nominee designated by the Board of Directors or for the election of only the remaining nominees. All such nominees are currently serving as Directors of the Company and were elected to the Board at the prior Annual Meeting of Stockholders. For more information on the process for selecting new directors, see page 46.

Certain changes to the composition of the Board of Directors are anticipated in connection with the business combination of the Company and Goldcorp pursuant to the terms of the arrangement agreement entered into by the Company and Goldcorp on January 14, 2019, as amended. The arrangement agreement, as amended, provides that two-thirds of the members of the combined company's board of directors (the "Newmont Goldcorp Board") will be existing members of Newmont's Board of Directors and one-third of the members of the Newmont Goldcorp Board will be existing members of the Goldcorp board of directors.

Accordingly, following the Annual Meeting of Stockholders and subject to closing of the transaction, it is anticipated that on or prior to June 30, 2019, two current Newmont directors (Joseph Carrabba and Molly Zhang) will resign from the Newmont Goldcorp Board, the size of the Newmont Goldcorp Board will increase from twelve to fifteen members, and five former members of the Goldcorp board of directors will be appointed to the Newmont Goldcorp Board. The members of the Goldcorp board of directors currently expected to be appointed to the Newmont Goldcorp Board by June 30, 2019 are Clement Pelletier, Cristina Bitar, Beverley A. Briscoe, Matthew Coon Come and Charles R. Sartain.

The following sets forth information as to each nominee for election, including his or her age (as of the Record Date), and background (including his or her principal occupation during the past five years, current directorships and directorships held during at least the past five years, and skills and qualifications):



Director Since: 2015
Independent

GREGORY H. BOYCE

Gregory H. Boyce, 64, retired Executive Chairman of Peabody Energy Corporation from 2007 to 2015. Mr. Boyce joined Peabody in 2003 as Chief Operating Officer, and served as Chief Executive Officer from 2006 to 2015. Prior to his service with Peabody, Mr. Boyce served in various executive roles with Rio Tinto Group from 1989 to 2003. Current Lead Independent Director of Marathon Oil Corporation.

Board Committees:
- Safety and Sustainability
- Leadership Development and Compensation

Director Qualifications:

CEO/Executive Management Skills — Experience as former President and Chief Executive Officer of Peabody Energy Corporation and other executive management positions noted above.

Operational and Industry Expertise — Over 38 years of experience in the global energy and mining industries. Past Chair of the Coal Industry Advisory Board, past member of the National Coal Council, and past Chairman of the National Mining Association. Co-Chair Lowell Institute for Mineral Research at the University of Arizona and Member of The Business Council. Awarded a Bachelor's Degree in Mining Engineering from the University of Arizona and completed the Advanced Management Program from the Graduate School of Business at Harvard University.

Health, Safety, Environmental and Social Responsibility Experience — Experience managing matters related to regulatory, policy and social responsibility in executive roles, as well as during service on ESR committees of both Marathon Oil and Monsanto Company. Past member of Board of Trustees of Washington University of St. Louis and past member of Civic Progress in St. Louis. Member Board of Trustees of Heard Museum in Phoenix, Arizona.

International Experience — Extensive senior executive experience working with multinational energy and mining operations, including with Peabody Energy Corporation and Rio Tinto plc (an international natural resource company) as Chief Executive Officer – Energy. Prior to his service with Rio Tinto, Mr. Boyce worked for over 10 years in various operational roles of increasing responsibility with Kennecott, a global natural resources company and served on the Board of Monsanto Company, a multinational agrochemical and agricultural biotechnology company for more than five years.

Compensation Expertise — Experience serving as a Chair of Marathon Oil's Compensation Committee and as a member of Monsanto's People and Compensation Committee. Participation in compensation, benefits and related decisions in senior executive roles.

Board Experience: Service on the Company's Board of Directors since October 2015 and on the board of Marathon Oil Corporation from 2008 to present, currently serving as Lead Independent Director since February 2019. Formerly served as Executive Chairman of Peabody Energy Company from 2007 to 2015 and as a director from 2005 to 2015 and as a Director of Monsanto Company from 2013 to 2018.



Director Since: 2011
Independent

BRUCE R. BROOK

Bruce R. Brook, 63, currently serves as a Director of CSL Limited and Incitec Pivot Limited. He served as a Director of Programmed Group from 2010 to 2017 and as Chairman from 2012 to 2017 and as a Director of Boart Longyear from 2007 to 2015. Mr. Brook retired in 2012 after six years of service as a member of the Financial Reporting Council in Australia, an agency of the Australian Commonwealth which oversees the work of the Accounting Standards Board and the Auditing Standards Board, and advises the Australian Government on matters relating to corporate regulation. In addition, Mr. Brook retired in 2018 after serving for five years on the Director Advisory Panel of the Australian Securities and Investment Commission, the Australian Corporate Regulator.

Board Committees:
- Audit (Chair)
- Corporate Governance and Nominating
- Executive-Finance

Director Qualifications:

 **Financial Expertise** — Prior service as the Chairman of the Audit Committee of Lihir Gold Limited and as Chief Financial Officer of WMC Resources Limited, Deputy CFO of ANZ Banking Group Limited, Group Chief Accountant of Pacific Dunlop Limited, and General Manager, Group Accounting positions at CRA Limited and Pasminco Limited. Former Chairman of the Audit Committee of Boart Longyear Limited and current Chairman of the Audit and Risk Management Committee of CSL Limited. Former member of the Financial Reporting Council, an agency of the Australian Commonwealth, which oversees the work of the Accounting Standards Board and the Auditing Standards Board, and advises the Australian Government on matters relating to corporate regulation.

 **International Experience** — Extensive international experience as a Director of multiple international companies, including Boart Longyear Limited, Programmed Group, CSL Limited and Incitec Pivot Limited.

 **Operational and Industry Expertise** — Experience as a Director of Lihir Gold Limited, Energy Developments Limited, Consolidated Minerals Limited and Deep Exploration Technologies Cooperative Research Centre, a collaborative research program researching safer, more advanced and more cost effective geological exploration and drilling methods. Currently serves as a Director at Incitec Pivot, a global manufacturer and distributor of industrial chemicals, explosives and fertilizers.

 **Board Experience:** Service on the Company's Board of Directors since 2011 and as Chair of the Audit Committee since April 2016. Currently also serves on the board of CSL Limited and Incitec Pivot Limited. Former Director and Chairman of Programmed Group. Former Director and Chairman of the Audit Committees of Boart Longyear Limited, Lihir Gold Limited, Consolidated Minerals Limited, Energy Developments Limited and Snowy Hydro Limited and former independent Chairman of Energy Developments Limited.



Director Since: 2012
Independent

J. KOFI BUCKNOR

J. Kofi Bucknor, 63, Chief Executive Officer of J. Kofi Bucknor & Associates, a Ghanaian corporate finance advisory and propriety investing firm established in 2000. Former Treasurer of the African Development Bank; former Executive Director, Lehman Brothers; former Managing Director of CAL Merchant Bank, Ghana; former Vice President, Chemical Bank; former Chairman of Ghana's Investment Advisory Committee and former Chairman of the Ghana Stock Exchange. Mr. Bucknor's interests in Ghana include investments in fishing and telecommunications. Managing Partner of Kingdom Africa Management (and its' predecessor Kingdom Zephyr Africa Management), a private equity fund manager from 2003 to 2016.

Board Committees:
- Audit

Director Qualifications:

CEO/Executive Management Skills — Experience as CEO of J. Kofi Bucknor & Associates since 2000; Treasurer, African Development Bank 1986 – 1994; Executive Director, Corporate Finance with Lehman Brothers International, London from 1994 – 1997; Managing Director of CAL Merchant Bank, Ghana, from 1997 – 2000; Managing Partner of Kingdom Africa Management from 2003 – 2016; and other executive management positions.

Financial Expertise — Over 30 years of international banking experience including as managing partner of two African private equity funds in Africa. Member of the Bank of Ghana Board; member of the Commonwealth Secretary General's Special Advisory Panel on the 1996 Asian Financial Crisis; former Chairman of the Ghana Stock Exchange; former Treasurer, African Development Bank; former Executive Director of Lehman Brothers; former Managing Director of CAL Merchant Bank and former Vice President, Chemical Bank.

International Experience — Extensive senior executive experience in global banking and treasury management as noted above, as well as service on the boards of National Investment Bank (Ghana), Saham Assurances Limited (Morocco), Mixta Africa (Spain), ARM (Nigeria), Ecobank Transnational Corporation, Consolidated Infrastructure Group (South Africa), Letshego (Botswana) and Kingdom Hotels (Ghana). Service on boards in Ghana, Botswana, Morocco, Spain, South Africa and Nigeria. Fluent in French.

Operational and Industry Expertise — Experience with multinational mining operations including as a former Director of Ashanti Goldfields Corporation and Chirano Gold Mines and as a member of the International Advisory Board of Normandy Mining Corporation. Former Chairman of Ghana's Investment Advisory Committee established to advise on the management of Ghana's oil revenues.

Board Experience: Service on the Company's Board of Directors since 2012, as well as on the boards of several companies, including Saham Assurances Limited (Morocco), Consolidated Infrastructure Group (South Africa), and Bank of Ghana[1] (Ghana). Formerly served as a Director of Chirano Gold Mines, Ashanti Goldfields Corporation, ARM (Nigeria), National Investment Bank (Ghana), Ecobank Transnational Corporation, Mixta Africa (Spain), Letshego (Botswana), Baker Hughes (Ghana) and Kingdom Hotels (Ghana).

(1) The Bank of Ghana is the central bank of Ghana and is not an exchange listed public company.



JOSEPH A. CARRABBA

Joseph A. Carrabba, 66, retired Chairman, President and Chief Executive Officer of Cliffs Natural Resources Inc., formerly Cleveland-Cliffs Inc., from May 2007 to November 2013. Served as Cliffs Natural Resources Inc.'s President and Chief Executive Officer from 2006 to 2007 and as President and Chief Operating Officer from 2005 to 2006. Previously served as President and Chief Operating Officer of Diavik Diamond Mines, Inc. from 2003 to 2005.

Director Since: 2007
Independent

Board Committees:
- Safety and Sustainability (Chair)

- Corporate Governance and Nominating

Director Qualifications:

CEO/Executive Management Skills — Experience as former Chairman, President and Chief Executive Officer of Cliffs Natural Resources Inc. and other executive management positions noted above.

Financial Expertise — Extensive financial management experience in senior executive roles.

Operational and Industry Expertise — Operational experience in the mining industry, including as former President and Chief Operating Officer of Cliffs Natural Resources Inc., former President and Chief Operating Officer of Diavik Diamond Mines, Inc. and former General Manager of Weipa Bauxite Operation of Comalco Aluminum. Awarded a Bachelor's Degree in Geology from Capital University and a MBA from Frostburg State University.

International Experience — Extensive senior executive experience working with multinational mining operations, including with Cliffs Natural Resources Inc., which has operations in North America, Australia, Latin America and Asia.

Health, Safety, Environmental and Social Responsibility Experience — Experience serving on the Company's Operations and Safety Committee and the Environmental and Social Responsibility Committee and current Chair of the Company's Safety and Sustainability Committee. Current service as a member of Aecon's Environmental, Health and Safety Committee and as Chair of Aecon's Risk Committee.

Compensation Expertise — Experience serving as a member of the Company's Leadership Development and Compensation Committee. Participation in compensation, benefits and related decisions in senior executive roles. Former Chair of the Compensation Committee of KeyCorp and current Chair of the Compensation Committee of NioCorp Developments Ltd.

Board Experience: Service on the Company's Board of Directors since 2007, as well as on the boards of several other companies, including as a current director of the following exchange listed companies Aecon, Timken Steel and NioCorp Developments Ltd. Formerly served as the non-executive Chairman of Fura Gems Inc. a TSX:V listed company. Formerly served as a director of Cliffs Natural Resources Inc., KeyCorp, and Lithium X.



Director Since: 2005
Independent Chair

NOREEN DOYLE

Noreen Doyle, 69, retired First Vice President of the European Bank for Reconstruction and Development ("EBRD"), having served in that position from 2001 to 2005, and in other executive positions with the EBRD since 1992. Currently serves as the Company's independent Chair of the Board of Directors.

Board Committees:
- Corporate Governance and Nominating (Chair)
- Safety and Sustainability
- Executive-Finance (Chair)

Director Qualifications:

 **Financial Expertise** — Extensive experience in banking and finance at Bankers Trust Company and at the EBRD, including experience as head of risk management and head of banking at EBRD. Experience serving on the Company's Audit Committee, including as Chair, and the Audit Committees of QinetiQ Group plc, Rexam PLC, and Credit Suisse Group.

 **International Experience** — Extensive senior executive experience working with businesses, global and local, and governments throughout Europe including Eastern Europe and the former Soviet Union. Former Chair of the BBA, a leading trade association for the UK banking sector with member banks with operations in 180 jurisdictions worldwide and member of the U.K. Panel on Takeovers and Mergers.

 **Health, Safety, Environmental and Social Responsibility Experience** — Experience at EBRD included specific focus on environmental specifications of projects and attention to the social dimensions of investment. Experience serving on the Company's Safety and Sustainability Committee, and prior experience on the Environmental and Social Responsibility Committee.

 **Compensation Expertise** — Current chair of the Remuneration Committee of Credit Suisse International and Credit Suisse Securities (Europe) Ltd; served as Chair of the QinetiQ Remunerations committee; participated in compensation and benefits decisions as an executive at EBRD.

 **Board Experience:** Service on the Company's Board of Directors since 2005, as well as on the boards of several other companies. Former Vice Chair and Lead Independent Director of the Board of Credit Suisse Group. Previous service as a director of QinetiQ plc and Rexam PLC and as a former member of advisory panels for Macquarie European Infrastructure Fund and Macquarie Russia and CIS Infrastructure Fund.



Director Since: 2013
CEO

GARY J. GOLDBERG

Gary J. Goldberg, 60, has served as Chief Executive Officer and member of the Board of Directors of Newmont Mining Corporation since March 2013. He served as President and Chief Executive Officer from March 2013 until November 2018, and previously served as President and Chief Operating Officer since July 2012 and as Executive Vice President and Chief Operating Officer since December 2011.

Board Committees:
- Executive-Finance

Director Qualifications:

☆ **CEO/Executive Management Skills** — Served as President and Chief Executive Officer of Rio Tinto Minerals 2006 – 2011; President and Chief Executive Officer of Rio Tinto Borax 2004 – 2006; Managing Director, Coal and Allied Industries Ltd. 2001 – 2004; President and Chief Executive Officer, Kennecott Energy 1999 – 2001; and other leadership roles in Rio Tinto's coal, copper, industrial minerals and gold businesses.

⛏ **Operational and Industry Expertise** — More than 35 years of mining industry experience with senior executive oversight of operations, marketing, mergers and acquisitions, divestments, procurement, labor relations and regulatory issues. Served as Chairman of the United States National Mining Association from 2008 to 2010 and as Co-Chair for the World Economic Forum Mining and Metals Governors from 2016 to 2017. Current Vice Chair of the World Gold Council and Treasurer of the International Council on Mining and Metals. Inducted into the American Mining Hall of Fame in 2017. Awarded Bachelor of Science degree in Mining Engineering from the University of Wisconsin-Platteville.

🌐 **International Experience** — Extensive senior executive experience with responsibility for businesses in Africa, Australia, Asia, Europe, North America and South America; served in senior executive roles based in Australia, the UK and the US.

⛑ **Health, Safety, Environmental and Social Responsibility Experience** — Formed and led the United States National Mining Association's CEO Task Force on Safety; under his leadership Rio Tinto Borax was the first mining company to receive California Governor Schwarzenegger's Environmental and Economic Leadership Award for sustainable practices; Director of California's Climate Action Registry; appointed to the Australian Government's Business Roundtable on Sustainable Development. 2013 recipient of the coveted Daniel C. Jackling Award for his lifelong commitment to health and safety and his demonstrable progress at both Newmont and Rio Tinto towards achieving zero harm.

📊 **Financial Expertise** — Extensive financial management experience in senior executive roles. Awarded MBA from the University of Utah.

👥 **Board Experience:** Former service as a director at Coal & Allied Industries Ltd. and Rio Tinto Zimbabwe.



Director Since: 2005
Senior Independent
Director

VERONICA M. HAGEN

Veronica M. Hagen, 73, Chief Executive Officer of Polymer Group, Inc. from April 2007 through August 2013. President and Chief Executive Officer of Sappi Fine Paper North America from 2004 to 2007. Executive positions with Alcoa, Inc. from 1998 to 2004, including Vice President and Chief Customer Officer from 2003 to 2004 and President, Alcoa Engineered Products from 2001 to 2003.

Board Committees:
- Leadership Development and Compensation (Chair)
- Corporate Governance and Nominating

Director Qualifications:

CEO/Executive Management Skills — Experience as former President and Chief Executive Officer of Polymer Group, Inc., and former President and Chief Executive Officer of Sappi Fine Paper North America.

Industry and Operational Expertise — Extensive mining industry experience, including in executive positions with Alcoa, Inc., an international aluminum producer, for over 8 years, including as former Vice President and Chief Customer Officer and former President, Alcoa Engineered Products.

International Experience — Extensive senior executive experience including former Chief Executive Officer of Polymer Group Inc., a company operating manufacturing facilities in nine countries.

Health, Safety, Environmental and Social Responsibility Experience — Experience serving on the Company's Safety and Sustainability Committee, formerly the Operations and Safety Committee, and prior experience on the Environmental and Social Responsibility Committee. Current Chair of American Water Works Company, Inc. Safety, Environmental, Technology & Operations Committee.

Compensation Expertise — Experience serving as a member and current Chair of the Leadership Development and Compensation Committee. Current member of the Executive Development and Compensation Committee of American Water Works Company, Inc. Past Chair and current member of Southern Company's Compensation and Management Succession Committee. Participation in compensation, benefits and related decisions in senior executive roles.

Board Experience: Service on the Company's Board of Directors since 2005, as well as on the boards of several other companies, including as a current director of Southern Company, American Water Works Company, Inc. and Stericycle, Inc. Former director of Jacuzzi Brands, Inc.



SHERI E. HICKOK

Sheri E. Hickok, 41, General Manager – Global Product Development, Onshore Wind of GE Renewable Energy since July 2017. Prior to this role, Ms. Hickok served in senior leadership roles at General Motors (GM) including most recently as Executive Chief Engineer, Autonomous Partnerships and Fleets from 2016 to 2017; Chief Engineer, Next Generation Full-Size Trucks from 2014 to 2016; and Executive Director, Global Supplier Quality & Development from 2012 to 2014.

Board Committees:
- Safety and Sustainability

Director Since: 2017
Independent

Director Qualifications:

Engineering and Technology — More than 20 years in engineering and product execution. Expertise in autonomous vehicle technology and execution. Former Executive Chief Engineer for GM's Autonomous Partnerships & Fleets, responsible for leading program strategy, execution, and implementation of GM's first autonomous vehicle fleet. Named to the Motor Trend Top 50 Influencers in the Auto Industry list in 2015 and 2016, and Automotive News Top 100 Women in the Auto Industry in 2015. Served as DAVOS speaker on the topics of Urban Mobility, The Future of Production, and Women in Technology and member of the World Economic Forum Young Global Leaders.

Operational and Supply Chain Experience — Extensive experience in the automotive industry and industrial sector, including in operational and supply chain roles and operational leadership for $8B product line-up. Prior experience also includes leader of operations at GM's Global Noise and Vibration Center and service as Chief Engineer on numerous GM projects.

International Experience — Extensive leadership experience working with and leading international teams across General Motors, and General Electric - Renewable Energy global operations.

Health, Safety, Environmental and Social Responsibility Experience — Experience managing matters related to regulatory, policy and social responsibility in executive roles with respect to new product introduction, innovation and supply chain in both the automotive and wind industries. Member of the World Economic Forum Accelerating Sustainable Production Steering Committee. Experience serving on the Company's Safety and Sustainability Committee.

Board Experience: Service on the Company's Board of Directors since 2017.



Director Since: 2018
Independent

RENÉ MÉDORI

René Médori, 61, currently serves as the Non-executive Chairman for Petrofac Ltd, a UK listed company, and serves as the Chairman of the Nominations Committee. He previously served as Senior Independent Director from 2017 – 2018 and as Chairman of their Audit Committee. Prior to his retirement in April 2017, he served as Finance Director at Anglo American plc since 2005. Mr. Médori is also a non-executive director of Cobham plc. and Vinci SA.

Board Committees:
- Audit

Director Qualifications:

 **Financial Expertise** — Prior Chairman of the Audit Committee of Petrofac Ltd. Significant financial and commercial expertise from capital intensive businesses, supplying products to the oil refining, steel and mining industries and experience in international finance in the UK, Europe and the US. Former Finance Director of The BOC Group plc. Holds a doctorate in economics and degrees in finance and economics from the Université de Paris-Dauphine, France, and completed the Financial Management Programme at the Graduate School of Business, Stanford University.

 **International Experience** — Extensive international experience as a director of multiple international and multinational mining and energy companies, including Anglo American plc, Petrofac Ltd, SSE plc and The BOC Group plc. Fluent in French.

 **Operational and Industry Expertise** — Extensive experience in the global energy and mining industries. Service as a director of Anglo American plc, a global mining company; as a director of Petrofac, a leading international service provider to the oil and gas production and processing industry; and as a director of SSE plc, a Scottish energy company headquartered in Perth, Scotland, United Kingdom.

 **Health, Safety, Environmental and Social Responsibility Experience** — Experience managing matters related to regulatory, policy and social responsibility.

 **Board Experience:** Service on the Company's Board of Directors since 2018. Current service on the boards of Petrofac Ltd, Cobham plc. and Vinci SA. Formerly served on the boards of Anglo American plc, AngloGold Ashanti (JSE); Anglo American Platinum (JSE); SSE plc and The BOC Group plc.



Director Since: 2011
Independent

JANE NELSON

Jane Nelson, 58, Founding Director of the Corporate Responsibility Initiative at Harvard Kennedy School, and a nonresident senior fellow at the Brookings Institution. A former senior associate of the Programme for Sustainability Leadership at Cambridge University and former Director at the International Business Leaders Forum from 1993 to 2009, and a senior advisor until 2013.

Board Committees:
- Safety and Sustainability
- Leadership Development and Compensation

Director Qualifications:

 **International Experience** — Former director at the International Business Leaders Forum; previously worked in the office of the United Nations Secretary-General with the UN Global Compact, and for the World Business Council for Sustainable Development in Africa, for FUNDES in Latin America, and as a Vice President at Citibank working in Asia, Europe and the Middle East. Service on the Economic Advisory Board of the International Finance Corporation (IFC), Co-Chair, the World Economic Forum's Global Future Council on Food Systems Innovation. Previously on the Leadership Council of the Initiative for Global Development and the World Economic Forum's Global Future Council on International Governance, Public-Private Cooperation and Sustainable Development.

 **Health, Safety, Environmental and Social Responsibility Expertise** — Founding Director of Harvard Kennedy School's Corporate Responsibility Initiative. One of the five track leaders for the Clinton Global Initiative in 2009, leading the track on Developing Human Capital. Served on advisory committees to over 45 global corporations, non-governmental organizations and government bodies since 1992. Current service on the Company's Safety and Sustainability Committee.

 **Academic Experience** — Director, Corporate Responsibility Initiative and adjunct lecturer in Public Policy, Harvard Kennedy School. Former faculty, Corporate Social Responsibility executive education program, Harvard Business School. Nonresident senior fellow at the Brookings Institution and a former senior associate at Cambridge University's Programme for Sustainability Leadership. Author of five books, including the Academy of Management's 2015 Best Book Award in the Social Issues in Management Division, and over 90 publications on the topics of corporate responsibility, sustainability and international development.

 **Industry Expertise** — Service on ExxonMobil's External Citizenship Advisory Panel and GE's Sustainability Advisory Council; previously on Independent Advisory Panel, International Council on Mining and Metals Resource Endowment initiative; former external adviser to World Bank Group on social impacts in mining, oil and gas sector.

 **Board Experience:** Service on the Company's Board of Directors since 2011. Currently serves on the Board of Directors of the following non-public entity: Chevron's Niger Delta Partnership Initiative Foundation. Prior service on the Boards of Directors of the Abraaj Group, FSG, SITA (now SUEZ Environment) and the World Environment Center.



JULIO M. QUINTANA

Julio M. Quintana, 59, retired President and Chief Executive Officer of Tesco Corporation from September 2005 to December 2014 and as a Director from September 2004 to May 2015. Served as Tesco's Executive Vice President and Chief Operating Officer from 2004 to 2005. Served in various executive roles for Schlumberger Technology Corporation from 1999 to 2004. Prior to Schlumberger, Mr. Quintana spent nearly 20 years in the oil and gas exploration and production business in various operational roles for Unocal Corporation.

Director Since: 2015
Independent

Board Committees:
- Audit

Director Qualifications:

CEO/Executive Management Skills — Experience as former President and Chief Executive Officer of Tesco Corporation, a public company listed on NASDAQ, and other executive management positions noted above.

Operational and Industry Expertise — Over 35 years of experience in various aspects of the oil and gas exploration and production industry, including strong experience in upstream operations, a deep understanding of drilling and asset management technologies as former President and Chief Executive Officer and as Executive Vice President and Chief Operating Officer of Tesco Corporation, former Vice President of Exploitation of Schlumberger and as a current director of SM Energy since 2006. Awarded a Bachelor's Degree in Mechanical Engineering from University of Southern California, Los Angeles.

International Experience — Extensive senior executive experience working with multinational drilling and exploration operations, including with Tesco Corporation and Schlumberger. Prior to Schlumberger, worked for almost 20 years in various operational roles for Unocal Corporation, a global petroleum exploration and production company.

Financial Experience — Extensive financial management experience in senior executive roles and as a member of the Audit Committee for SM Energy.

Compensation Expertise — Experience serving as a member of SM Energy's and Basic Energy's Compensation Committees. Participation in compensation, benefits and related decisions in senior executive, public company roles.

Board Experience: Service on the Company's Board of Directors since October 2015, as well as on the boards of several other companies, including as a current Director of SM Energy Company and Basic Energy Services and former director of Tesco Corporation.



Director Since: 2017
Independent

MOLLY P. ZHANG

Dr. Molly P. Zhang (a/k/a Peifang Zhang), 57, retired Vice President, Asset Management for Orica Limited (Orica) from 2015 to 2016. Previously, served in a number of other senior global operational roles at Orica including Vice President, Initiation Systems and Packaged Emulsion Manufacturing and Manufacturing Executive, Mining Systems from 2012 to 2015, General Manager, Global Manufacturing and Supply Chain for the mining services business from 2011 to 2012. Dr. Zhang also held diverse executive positions including Global Business Vice President, Managing Director for SCG-Dow Group, Global Technology Director at The Dow Chemical Company from 1989 to 2011.

Board Committees:
- Safety and Sustainability

Director Qualifications:

 **International Experience** — More than 25 years of international business experience, particularly in China and the Asia Pacific region through global executive positions with Orica Limited and with The Dow Chemical Company. Lived and worked in Germany, Thailand, China, Singapore and the US. Fluent in Chinese.

 **Industry and Operational Expertise** — Extensive operational expertise in mining services and the chemical industries with responsibilities for large manufacturing footprint globally. In-depth experience with major capital investment program management, geo-political risk management and manufacturing asset optimization for highly regulated industries.

 **Technology and Innovation Expertise** — Experience in manufacturing efficiency improvement, new product and process commercialization and management of licensing and technology valuation in senior executive roles. Current member of the Innovation and New Business advisory committee for Cooper Standard and Innovation and Technology advisory committee for GEA Group. Master's degree in chemistry and Ph.D. in chemical engineering, both from Technical University of Clausthal, Germany.

 **Health, Safety, Environmental and Social Responsibility Experience** — Experience in resolving environmental compliance issues and developing engagement strategies with governments and other external stakeholders in different countries. Experience serving on the Company's Safety and Sustainability Committee.

 **Board Experience:** Service on the Company's Board of Directors since 2017, as well as on the boards of Cooper-Standard Holdings Inc. and XG Sciences since 2017. Service as a supervisory board member at GEA Group in Germany since 2016. Previously served on the Board of Directors for Inenco Group in Australia and numerous joint venture boards in the US, China and Thailand.



The Board of Directors unanimously recommends a vote "**FOR**" election of each of the above-named nominees.

DIRECTOR NOMINATION PROCESS AND REVIEW OF DIRECTOR NOMINEES

We have established a process for identifying and nominating Director candidates that has resulted in the election of a highly qualified, diverse and dedicated Board of Directors. The process is aligned with our Corporate Governance Guidelines and the Corporate Governance and Nominating Committee Charter, which are available on our website at http://www.newmont.com/about-us/governance-and-ethics/board-and-committee-governance/. The following is an outline of the process for nomination of candidates for election to the Board: (a) the Chief Executive Officer, the Corporate Governance and Nominating Committee or other members of the Board of Directors identify the need to add new Board members, with careful consideration of the mix of qualifications, skills and experience represented on the Board of Directors; (b) the Chair of the Corporate Governance and Nominating Committee coordinates the search for qualified candidates with input from management and other Board members; (c) the Corporate Governance and Nominating Committee engages a candidate search firm to assist in identifying potential nominees, if it deems such engagement necessary and appropriate; (d) selected members of management and the Board of Directors interview prospective candidates; and (e) the Corporate Governance and Nominating Committee recommends a nominee and seeks full Board endorsement of the selected candidate, based on its judgment as to which candidate will best serve the interests of Newmont's stockholders.

The Board of Directors has determined that Directors should possess the following minimum qualifications: (a) the highest personal and professional ethics, integrity and values; (b) commitment to representing the long-term interest of the stockholders; (c) broad experience at the policy-making level in business, government, education, technology or public interest; and (d) sufficient time to effectively fulfill duties as a Board member. The Board will endeavor to recommend qualified individuals who provide the mix of director characteristics and diverse experiences, perspectives and skills appropriate for the Company. The Corporate Governance and Nominating Committee would consider any candidates submitted by stockholders on the same basis as any other candidate. Any stockholder proposing a nomination should submit such candidate's name, along with curriculum vitae or other summary of qualifications, experience and skills to the Corporate Secretary, Newmont Mining Corporation, 6363 South Fiddler's Green Circle, Greenwood Village, Colorado 80111 USA (attention: Logan Hennessey).

Newmont considers skills, diversity and age in deciding on nominees. The Corporate Governance and Nominating Committee considers a broad range of diversity, including diversity in terms of professional experience, skills and background, as well as diversity of domicile, nationality, race and gender, when evaluating candidates. We consider this through discussions at the Corporate Governance and Nominating Committee meetings. In evaluating a Director candidate, the Corporate Governance and Nominating Committee considers factors that are in the best interests of the Company and its stockholders.

INDEPENDENCE OF DIRECTORS

The Board affirmatively determines the independence of each Director and each nominee for election as Director. For each individual deemed to be independent, the Board has determined (a) that there is no relationship with the Company, or (b) the relationship is immaterial. The Board has considered the independence standards of the New York Stock Exchange and adopted the categorical independence standards described below.

The Board has determined that the relationships that fall within the standards described in its independence standards are categorically immaterial. As such, provided that no law, rule or regulation precludes a determination of independence, the following relationships are not considered to be material relationships with the Company for purposes of assessing independence: service as an officer, executive director, employee or trustee or greater than five percent beneficial ownership in: (i) a supplier of goods or services to the Company if the annual sales to the Company are less than $1 million or two percent of the gross revenues or sales of the supplier, whichever is greater; (ii) a lender to the Company if the total amount of the Company's indebtedness is less than one percent of the total consolidated assets of the lender; (iii) a charitable organization if the total amount of the Company's total annual charitable contributions to the organization is less than $1 million or two percent of that organization's total annual gross receipts (excluding any amounts received through the Company's employee matching program for charitable contributions), whichever is greater; or (iv) any relationship arising out of a transaction, or series of transactions, in which the amount involved is less than $120,000 in aggregate during the last three years. For the avoidance of doubt, the foregoing is intended to identify certain (but not all) relationships which are not considered material relationships for purposes of assessing independence. Any relationships falling outside of those categories are not necessarily deemed material, rather they will be specifically considered by the Corporate Governance and Nominating Committee and the Board in connection with individual independence determinations.

In making its independence determinations, the Board considered the circumstances described below.

Mr. Boyce serves as the co-chair of the advisory board for the University of Arizona's Lowell Institute for Mineral Resources. Mr. Boyce is not an employee of the Lowell Institute and the advisory board is not compensated for such service. The Company donated approximately $250,000 to the Lowell Mineral Institute in its 2018 fiscal year. Mr. Boyce's appointment to the advisory board was not related to Newmont's donations or involvement. The Company's donation reflects its interest in promoting technological mining research and advancing the sustainable development of mineral resources. The Board of Directors has considered these circumstances and determined that the donation does not constitute a material relationship with the Company that would affect independence, and that no financial, personal or other relationship exists that might influence a reasonable person's objectivity.

Mr. Brook serves as a non-executive director at Incitec Pivot Limited ("IPL"), which, indirectly through its subsidiaries and joint ventures, engages in commercial transactions with the Company related to the supply of explosives. The relationship with IPL was carefully considered by the Corporate Governance and Nominating Committee and the Board. Given that the relationship arises only as a result of Mr. Brook's position as an independent outside director and that no other financial, personal or other relationship exists that might influence a reasonable person's objectivity, the Corporate Governance and Nominating Committee and the Board determined that the relationship is not material for independence purposes.

Mr. Bucknor serves as an external director for the Bank of Ghana ("BoG"). BoG is the central bank of Ghana which formulates monetary policy, regulates financial markets, and regulates and supervises the banking and credit system in Ghana. The Company currently has operations in Ghana at Ahafo and Akeym. BoG does not act as a lender to the Company, and Mr. Bucknor's appointment to the BoG board of directors was in no way related to his position as a Newmont Director. Given that Mr. Bucknor's position is as an external non-employee director of BoG only, and that no other financial, personal or other relationship exists that might influence a reasonable person's objectivity, the Corporate Governance and Nominating Committee and the Board determined that the relationship is not material for independence purposes.

Based on the foregoing analysis, the Board determined that the following Director nominees are independent:

Gregory H. Boyce	Noreen Doyle	Jane Nelson
Bruce R. Brook	Veronica M. Hagen	Julio M. Quintana
J. Kofi Bucknor	Sheri E. Hickok	Molly P. Zhang
Joseph A. Carrabba	René Médori	

Gary J. Goldberg is not independent because he is Chief Executive Officer of the Company.

STOCK OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

As of April 10, 2019, the Directors and executive officers of the Company as a group beneficially owned, in the aggregate, 2,367,510 shares of the Company's outstanding capital stock, constituting, in the aggregate, less than 1% of the Company's outstanding capital stock.

No Director or executive officer (a) beneficially owned more than 1% of the outstanding shares of the Company's common stock or (b) shares voting power in excess of 1% of the voting power of the outstanding capital stock of the Company. Each Director and executive officer has sole voting power and dispositive power with respect to all shares beneficially owned by them, except as set forth below.

The following table sets forth the beneficial ownership of common stock as of April 10, 2019, held by (a) each then current Director and nominee; (b) the Chief Executive Officer, the Chief Financial Officer and each of the other highly compensated executive officers (the "Named Executive Officers"); and (c) all then current Directors and executive officers as a group. The address for each of the named individuals below is c/o Newmont Mining Corporation, 6363 South Fiddler's Green Circle, Greenwood Village, Colorado 80111 USA.

Name of Beneficial Owner	Common Stock	Restricted Stock, Restricted Stock Units and Director Stock Units[1][2]	Option Shares[3]	Beneficial Ownership Total
Non-Employee Directors				
Gregory H. Boyce	—	21,086	—	21,086
Bruce R. Brook	24,933	8,643	—	33,576
J. Kofi Bucknor	23,383	8,643	—	32,026
Joseph A. Carrabba	—	43,529	—	43,529
Noreen Doyle	—	45,844	—	45,844
Veronica Hagen	—	45,844	—	45,844
Sheri E. Hickok	—	7,479	—	7,479
René Médori	—	3,933	—	3,933
Jane Nelson	—	33,576	—	33,576
Julio M. Quintana	—	21,086	—	21,086
Molly P. Zhang	—	7,479	—	7,479
Named Executive Officers				
Gary Goldberg[4]	830,512	—	—	830,512
Nancy Buese[5]	37,436	—	—	37,436
Randy Engel	221,237	—	109,845	331,082
Scott Lawson	106,006	—	—	106,006
Thomas Palmer	215,723	—	—	215,723
All Directors and executive officers as a group, including those named above (20 persons)	1,945,877	249,028	172,605	2,367,510

(1) For 2018, director stock units ("DSUs") were awarded to all non-employee Directors under the 2013 Stock Incentive Compensation Plan. The DSUs represent the right to receive shares of common stock and are immediately fully vested and non-forfeitable. The holders of DSUs do not have the right to vote the underlying shares; however, the DSUs accrue dividend equivalents, which are paid at the time the common shares are issued. Upon retirement from the Board of Directors, the holder of DSUs is entitled to receive one share of common stock for each DSU. The amounts noted in this column for non-employee Directors represent DSUs.

(2) Restricted Stock Units ("RSUs") of the Company's common stock granted after April 24, 2013, are awarded under the Company's 2013 Stock Incentive Plan. The RSUs do not have voting rights, and are subject to forfeiture risk and other restrictions. The RSUs accrue dividend equivalents, which are paid at the time the units vest and common stock is issued. Includes shares underlying RSUs vesting within 60 days after April 10, 2019. This column does not include RSUs that vest more than 60 days after April 10, 2019.

(3) Includes shares of the Company's common stock that the executive officers have the right to acquire through stock option exercises within 60 days after April 10, 2019.

(4) Mr. Goldberg's ownership includes 830,512 shares held in the Gary J and Beth A Goldberg Revocable Trust.

(5) Ms. Buese's ownership includes 29,262 shares held in the Timothy J. and Nancy K. Buese Revocable Trust.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth information with respect to each person known by the Company to be the beneficial owner of more than 5% of any class of the Company's voting securities. The share information contained herein is based solely on investor filings with the SEC pursuant to Section 13(d) of the Securities Exchange Act of 1934.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership	Percentage of Class
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Common Stock	[1]	14.9%
The Vanguard Group Inc. 100 Vanguard Blvd. Malvern, PA 19355	Common Stock	[2]	10.99%
Van Eck Associates Corporation 666 Third Ave. – 9th Floor New York, NY 10017	Common Stock	[3]	5.91%

(1) As reported on Schedule 13G/A as filed on January 31, 2019, as of December 31, 2018, BlackRock, Inc. and its subsidiaries beneficially owned 79,175,130 shares, had sole voting power of 72,561,094 shares and sole dispositive power of 79,175,130 shares of Newmont common stock.

(2) As reported on Schedule 13G/A as filed on February 11, 2019, as of December 31, 2018, The Vanguard Group and its subsidiaries beneficially owned 58,556,302 shares, had sole voting power of 617,636 shares and sole dispositive power of 57,564,245 shares of Newmont common stock.

(3) As reported on Schedule 13G/A as filed on February 13, 2019, as of December 31, 2018, Van Eck Associates Corporation beneficially owned 31,468,276 shares, had sole voting power of 31,239,676 shares and sole dispositive power of 31,468,276 shares of Newmont common stock.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and Directors and beneficial owners of greater than 10% of the Company's outstanding common stock to file initial reports of their ownership of the Company's equity securities and reports of changes in such ownership with the Securities and Exchange Commission and the New York Stock Exchange. Based solely on a review of the copies of such reports furnished to the Company and written representations from the Company's executive officers and Directors, the Company believes that all Section 16(a) filing requirements were complied with in 2018.

DIRECTOR COMPENSATION

The Board of Directors compensation program is reviewed by the Nominating and Governance Committee of the Board every other year to ensure the program is competitive and supports recruiting and retention efforts. The program is compared to programs for the companies in our executive compensation peer group to ensure alignment with companies of a similar business scope and size. A secondary review is completed that summarizes practices for the Fortune 500 companies to provide context for general industry practices. Newmont completed a review of the program in 2018 and made no changes, given its alignment with peers and other Fortune 500 companies. Annual compensation for non-employee Directors for their service on the Board of Directors for 2018 and 2019 is set forth below:

Annual Retainer	$115,000 for each Director
	$25,000 for the Chair of the Audit Committee
	$12,000 for each Audit Committee Member
	$20,000 for the Chair of the Leadership Development and Compensation Committee
	$12,000 for each Leadership Development and Compensation Committee Member
	$15,000 for the Chair of the Corporate Governance and Nominating Committee
	$10,000 for each Corporate Governance and Nominating Committee Member
	$15,000 for the Chair of the Safety and Sustainability Committee
	$10,000 for each Safety and Sustainability Committee Member
	$300,000 for the Non-Executive Chair of the Board
Stock Award	$160,000 of common stock or director stock units each year under the 2013 Stock Incentive Plan. The fair market value is determined on the first business day following election by the Board or re-election at the Company's Annual Meeting, or as soon as administratively possible.

The following table summarizes the total compensation paid to or earned by the Company's non-employee Directors serving during 2018:

2018 DIRECTOR COMPENSATION

Name[1]	Fees Earned or Paid in Cash ($)	Stock Awards[2] ($)	All Other Compensation[3] ($)	Total ($)
Gregory H. Boyce	$137,000	$160,000	$ 5,000	$302,000
Bruce R. Brook	$162,000	$160,000	$ 3,366	$325,366
J. Kofi Bucknor	$127,000	$160,000	—	$ 287,000
Joseph A. Carrabba	$150,000	$160,000	—	$ 310,000
Vincent A. Calarco[4]	$ 72,223	—	$104,468	$ 176,691
Noreen Doyle	$450,000	$160,000	$ 5,000	$615,000
Veronica M. Hagen	$157,000	$160,000	$ 5,000	$322,000
Sheri E. Hickok	$125,000	$160,000	—	$285,000
René Médori	$ 86,876	$160,000	—	$246,876
Jane Nelson	$137,000	$160,000	$ 1,000	$298,000
Julio M. Quintana	$127,000	$160,000	—	$ 287,000
Molly P. Zhang	$125,000	$160,000	—	$285,000

(1) Mr. Goldberg's compensation is shown in the Summary Compensation Table.

(2) For 2018, all non-employee Directors elected to receive stock awards in the form of director stock units ("DSUs"). The amounts set forth next to each award represent the aggregate grant date fair value of such award computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 718 ("ASC 718") which was the average of the high and low sales price on the date of grant, April 26, 2018, of $40.675. There are no other assumptions made in the valuation of the stock awards.

(3) The amount shown as All Other Compensation includes contributions made under the Company's charitable Matching Gifts Program. Non-Employee Directors are eligible to participate in the Company's Matching Gifts Program on the same basis as employees, pursuant to which the Company will match dollar-for-dollar, contributions to qualified tax-exempt organizations, not more than $5,000 per eligible donor per calendar year. The figures above represent the Company's match of qualified charitable donations. The amount for Mr. Brook assumes a conversion rate of 0.7481 for AUD to USD for donations made in AUD.

(4) Mr. Calarco retired from the Board effective as of April 25, 2018. The amount shown as All Other Compensation represents accrued dividends paid to Mr. Calarco in connection with the shares of common stock underlying 42,090 director stock units awarded to Mr. Calarco from 2005 to 2017 pursuant to the Company's director Compensation program.

OUTSTANDING AWARDS

The following table shows outstanding equity compensation for all non-employee Directors of the Company as of December 31, 2018, calculated with the closing price of $34.65:

	Stock Awards	
Name	Aggregate Director Stock Units Outstanding (#)	Market Value of Outstanding Director Stock Units ($)
Gregory H. Boyce	21,086	$ 730,630
Bruce R. Brook[1]	8,643	$ 299,480
J. Kofi Bucknor[1]	8,643	$ 299,480
Joseph A. Carrabba	43,529	$1,508,280
Noreen Doyle	45,844	$1,588,495
Veronica M. Hagen	45,844	$1,588,495
Sheri E. Hickok	7,479	$ 259,147
René Médori	3,933	$ 136,278
Jane Nelson	33,576	$1,163,408
Julio M. Quintana	21,086	$ 730,630
Molly P. Zhang	7,479	$ 259,147

(1) Prior to 2017, Messrs. Brook and Bucknor elected to receive their director equity awards in the form of Common Stock rather than in the form of DSUs. Such prior amounts are included in the Common Stock column of the Stock Ownership of Directors and Executive Officers Table set forth on page 36.

SHARE OWNERSHIP GUIDELINES

All Directors are encouraged to have a significant long-term financial interest in the Company. To encourage alignment of the interests of the Directors and the stockholders, each Director is expected to beneficially own shares of common stock (or hold director stock units) of the Company having a market value of five times the annual cash retainer payable under the Company's Director compensation policy. Newly elected Directors are expected to meet this requirement within five years of first becoming a Director of the Company. Taking into consideration the volatility of the stock market, the impact of gold, copper and other commodity price fluctuations on the Company's share price and the long-term nature of the ownership guidelines, it would be inappropriate to require Directors to increase their holdings because of a temporary decrease in the price of the Company's shares. As such, once the guideline is achieved, future fluctuations in price are not deemed to affect compliance. Specifically, if a decline in the Company's share price causes a Director's failure to meet the guideline, the Director will not be required to purchase additional shares, but such Director will refrain from selling any shares until the threshold has again been achieved. Compliance is evaluated on a once-per-year basis, as of December 31 of each year. As of December 31, 2018, all Directors either met the share ownership guidelines or fell within the exceptions to the guidelines.

COMPENSATION CONSULTANT

The Board of Directors engaged Pay Governance LLC during 2018 to assist in the evaluation of independent Director compensation. For executive compensation consulting services in 2018, the Board of Directors engaged Frederic W. Cook & Co. ("FW Cook"). The Board utilizes a best practice approach of engaging separate advisors for Board compensation and management compensation to minimize the potential for conflict of interest. For a description of the executive compensation consulting services provided by FW Cook to the Leadership Development and Compensation Committee of the Board of Directors, see the Compensation Discussion and Analysis.



COMMITTEES OF THE BOARD OF DIRECTORS AND ATTENDANCE

ATTENDANCE AT MEETINGS

During 2018, the Board of Directors held ten meetings and Committees of the Board held a total of 25 meetings. Overall attendance by incumbent Director nominees at such meetings was approximately 98%. Each incumbent Director attended 75% or more of the aggregate of all meetings of the Board of Directors and Committees of the Board of Directors on which he or she served. It is the policy and practice of the Company that nominees for election at the Annual Meeting of Stockholders attend the meeting. All of the Board members at the time of the 2018 Annual Meeting of Stockholders held on April 25, 2018, attended the meeting.

BOARD COMMITTEES

The Board of Directors has, in addition to other committees, Audit, Leadership Development and Compensation, Corporate Governance and Nominating, and Safety and Sustainability Committees. All members of these four Committees are independent, as defined in the listing standards of the New York Stock Exchange and the Company's Corporate Governance Guidelines. Each Committee functions under a written charter adopted by the Board, which are available on our website at http://www.newmont.com/about-us/governance-and-ethics/board-and-committee-governance/. The current members of these Committees and the number of meetings held in 2018 are shown below:

Audit Committee[1]



Bruce R. Brook, Chair
J. Kofi Bucknor
René Médori
Julio M. Quintana

Meetings in 2018: 6

Functions of the Committee

- assists the Board in its oversight of the integrity of the Company's financial statements
- assists the Board in its oversight of the Company's compliance with legal and regulatory requirements and corporate policies and controls, including controls over financial reporting, computerized information systems and cyber security
- provides oversight of the Company's internal audit function
- authority to retain and terminate the Company's independent auditors
- approves auditing services and related fees and pre-approves any non-audit services
- responsible for confirming the independence and objectivity of the independent auditors
- please refer to "Report of the Audit Committee" on page 100

(1)   While all of the Audit Committee members are considered financially literate, the Board of Directors has determined that each of Bruce R. Brook, J. Kofi Bucknor and René Médori is an Audit Committee Financial Expert, as a result of his knowledge, abilities, education and experience. Mr. Médori was appointed to the Audit Committee following his election to the Board at the 2018 Annual Meeting of Stockholders held on April 25, 2018. Each of Bruce R. Brook, J.Kofi Bucknor and René Médori is an independent Director.

Leadership Development and Compensation Committee



Veronica M. Hagen,
Chair
Gregory H. Boyce
Jane Nelson

Meetings in 2018: 7

Functions of the Committee

- determines the components and compensation of the Company's key employees, including its executive officers, subject to ratification by the full Board for CEO compensation
- reviews senior leadership development, succession planning and talent management
- review global inclusion and diversity strategy and progress of such strategy
- determines awards of stock based compensation, which for the CEO are subject to ratification by the full Board of Directors
- please refer to "Report of the Leadership Development and Compensation Committee on Executive Compensation" and the "Compensation, Discussion and Analysis" beginning on pages 49 and 51, respectively

Corporate Governance and Nominating Committee



Noreen Doyle, Chair
Bruce R. Brook
Joseph A. Carrabba
Veronica M. Hagen

Meetings in 2018: 8

Functions of the Committee

- oversees Director and Chair succession planning and proposes slates of Directors to be nominated for election or re-election
- proposes slates of officers to be elected
- conducts evaluations of the performance of the Chief Executive Officer
- responsible for recommending amount of Director compensation
- review periodically the organization, size, operation, practice, and tenure policies of the Board
- make recommendations to the Board regarding the evaluation of the independence of each director
- develop and implement procedures for annual Board, Director Peer and Committee evaluations
- annually consider the establishment and membership of committees of the Board, delegation of authority to such committees, leadership of such committees, and qualifications of committee members
- advises Board of corporate governance issues

Safety and Sustainability Committee



Joseph A. Carrabba,
Chair
Gregory H. Boyce
Noreen Doyle
Sheri E. Hickok
Jane Nelson
Molly Zhang

Meetings in 2018: 4

Functions of the Committee

- provide advice, counsel and recommendations to the Board in its oversight of health, safety and loss prevention issues and management of risks related thereto
- assists the Board in its oversight of sustainable development, environmental affairs, community relations, human rights, operational security and communications issues, including oversight of the Company's annual Beyond the Mine Report
- assists the Board in furtherance of its commitments to adoption of best practices in promotion of a healthy and safe work environment, and environmentally sound and socially responsible resource development
- administers the Company's policies, processes, standards and procedures designed to accomplish the Company's goals and objectives relating to these issues

BEYOND THE MINE



The Beyond the Mine report, which was compiled in accordance with the GRI Standards Core option and independently assured, reflects Newmont's commitment to transparency and reporting obligations as a founding member of the International Council on Mining and Metals and as an early adopter of the UN Guiding Principles Reporting Framework.

Visit **www.beyondthemine.com** to see how we work toward making a positive difference in the lives of employees, stakeholders, business partners and host communities around the world.

CORPORATE GOVERNANCE

CORPORATE GOVERNANCE GUIDELINES AND CHARTERS

The Company has adopted Corporate Governance Guidelines that outline important policies and practices regarding the governance of the Company. In addition, each of the committees has adopted a charter outlining responsibilities and operations. As part of our standard governance practices, the Corporate Governance Guidelines were updated in October of 2018.

> The Corporate Governance Guidelines and the charters are available on our website at http://www.newmont.com/about-us/governance-and-ethics/board-and-committee-governance/.

BOARD LEADERSHIP AND INDEPENDENT CHAIR

The Board of Directors selects the Chair of the Board in the manner and upon the criteria that it deems best for the Company at the time of selection. The Board of Directors does not have a prescribed policy on whether the roles of the Chair and Chief Executive Officer should be separate or combined. At all times, the Board of Directors has either a Non-Executive Chair or Lead Director of the Board, which Chair or Lead Director will meet the Company's independence criteria and will be elected annually by the independent members of the Board of Directors.

SEPARATION OF CHAIR AND CEO ROLES

Before 2008, the positions of Chair of the Board and Chief Executive Officer were held by a single person. Due to the potential efficiencies of having the Chief Executive Officer also serve in the role of Chair of the Board and the long tenure of the Chief Executive Officer, the Board of Directors determined that the interests of the Company and its stockholders were best served by the leadership and direction provided by a single person as Chair and Chief Executive Officer. In 2007, the Board of Directors considered a stockholder proposal included in the 2007 Proxy Statement regarding the separation of such roles. The Board agreed to separate the roles as of January 1, 2008, in response to the stockholder vote and the Board's determination regarding what was in the best interest of the Company at such time. The Board will continue to evaluate whether this leadership structure is in the best interests of the stockholders on a regular basis.

2007/2008 — **2008** -- **2016** --

NOMINATION OF AN INDEPENDENT NON-EXECUTIVE CHAIR

In January 2008, the independent members of the Board of Directors elected Vincent Calarco as independent Non-Executive Chair of the Board in connection with the separation of Chair and Chief Executive Officer roles. The Board has had an Independent Non-Executive Chair since that time.

NON-EXECUTIVE CHAIR SUCCESSION

Noreen Doyle succeeded Mr. Calarco in the role of Non-Executive Chair, effective April 20, 2016, following the Annual Meeting of Stockholders, and continues to serve in that role. The Non-Executive Chair presides at all Board meetings and all Independent Directors sessions scheduled at each regular Board meeting.

Role of the Non-Executive Chair

The Non-Executive Chair serves as liaison between the Chief Executive Officer and the other Independent Directors, approves meeting agendas and schedules and notifies other members of the Board of Directors regarding any significant concerns of stockholders or interested parties of which she or he becomes aware. The Non-Executive Chair presides at stockholders' meetings and provides advice and counsel to the Chief Executive Officer.

Role of the Senior Independent Director

The Senior Independent Director serves as liaison between the Corporate Governance and Nominating Committee, the Chief Executive Officer and the other Independent Directors to support the Chair succession planning process and procedures. Veronica Hagen served in the role of Senior Independent Director in 2018 and continues to serve in that role.

BOARD OVERSIGHT OF RISK MANAGEMENT



The **Board of Directors** is engaged in Company-wide risk management oversight.

Certain risk oversight responsibilities are delegated to Board Committees*

Audit Committee

Provides risk oversight with respect to the Company's financial statements, the Company's compliance with legal and regulatory requirements and corporate policies and controls, including controls over financial reporting, computerized information systems and cyber security, the independent auditor's selection, retention, qualifications, objectivity and independence, and the performance of the Company's internal audit function.

> *See page 100 for the Report of the Audit Committee.*

Leadership Development and Compensation Committee

Provides risk oversight with respect to compensation policies and programs, leadership talent development and succession planning, including diversity and global inclusion strategy.

> *For a discussion of the Leadership Development and Compensation Committee and Enterprise Risk Management team's assessments of compensation-related risks, see "Compensation Discussion and Analysis — Executive Compensation Risk Assessment."*

Safety and Sustainability Committee

Provides oversight and direction with regard to environmental— including related to climate change—, social responsibility, community relations, human rights, operational security, loss prevention and safety risks.

*Directors are entitled to rely on **Management** and the advice of the Company's **outside advisors and auditors**, but must at all times have a reasonable basis for such reliance.*

Company Management: The Board of Directors relies upon the Chief Executive Officer, Chief Financial Officer and Executive Leadership Team to supervise the risk management activities within the Company, each of whom may provide reports directly to the Board of Directors and certain Board Committees, as appropriate. For example, the primary responsibility for financial and other reporting, internal controls, compliance with laws and regulations, and ethics rests with the management of the Company. Management, supported by an independent third party, also regularly assesses the Company's cyber security risks to address mitigation and remediation actions. The Company has a global Enterprise Risk Management ("ERM") team. The ERM team's objectives include, but are not limited to, reporting on the ERM process and risk findings to the Disclosure Committee on a quarterly basis, the Audit Committee and the Safety and Sustainability Committee regularly, and to the full Board of Directors on at least an annual basis.

Oversight of the Company's long-term strategy is a priority for the Board of Directors. The Board holds an annual two-day session to do a strategy deep-dive. At that session the Directors work closely with the Executive Leadership Team to review and collaborate on the strategy and the potential risks and opportunities of the business.

* For a description of the functions of the various Board Committees, see "Board Committees" above.

BOARD, COMMITTEE & DIRECTOR ASSESSMENT

1 ANNUAL REVIEW — In alignment with the Company's Corporate Governance Guidelines, the Corporate Governance and Nominating Committee leads the Board in its annual review process, which includes:

- The Board annual self-assessment of the performance and effectiveness of the Board and its Committees;
- Committee annual self-assessments and charter reviews; and
- Director peer evaluations of individual director performance.

2 BOARD EVALUATION — The Company's Board of Directors self-assessment process focuses on numerous aspects of corporate governance and performance of the Board's duties and responsibilities. Individual evaluations by each Board member are conducted on a confidential and anonymous basis.

3 COMMITTEE SELF-ASSESSMENT — On an annual basis, the Chair of each Committee of the Board leads her or his respective Committee in a self-assessment and charter review and related discussions. Each Committee member completes confidential evaluations, in addition to discussion as a group in Committee executive sessions.

4 PEER EVALUATIONS — The annual Director Peer Evaluation process is utilized as a tool to solicit confidential feedback from fellow members of the Board regarding individual director performance.

5 OUTCOME — In 2018, each Committee of the Board, as well as the full Board of Directors, was determined to be operating effectively. In addition, all current Directors were assessed as meeting or exceeding expectations by their peers.

6 FOLLOW-UP — The Chair and the Corporate Governance and Nominating Committee use these results in conjunction with the assessment of the skills and characteristics of Board members, as well as in connection with making recommendations to the Board regarding the slate of directors for inclusion in the Company's Proxy Statement for election at the Annual Meeting of Stockholders.

The Chair also conducts candid, one-on-one discussions with each independent Director regarding observations and suggestions, if any, from the peer evaluations. The Chair also presents the findings of the annual Board self-assessment to the full Board in executive session for discussion.

Policies and practices of the Board are updated per the evaluation results as appropriate. Director suggestions for improvements to the questionnaires and evaluation process are incorporated on an on-going basis.

AREAS OF FOCUS

Among other topics, the Board self-evaluation questionnaire focuses on:

- the Board's overall responsibilities and effectiveness;
- the structure and composition of the Board (including organization, size, operation, diversity and tenure policies);
- the Board culture (both in executive session, as well as in connection with management and advisors);
- oversight of the Company's key issues and opportunities;
- oversight of risk strategy and enterprise risk management;
- oversight of business strategy and strategic planning process;
- the adequacy and quality of information provided to the Board; and
- the overall Board policies, processes and procedures.

PROCESS FOR SELECTING NEW DIRECTORS

The Corporate Governance and Nominating Committee screens and recommends candidates for nomination by the full Board. The Company's By-laws provide that the size of the Board may range from 8 to 17 members. The Board's current view is that the optimal size is between 10 and 15 members. The Corporate Governance and Nominating Committee is assisted with its recruitment efforts by an independent third party search firm, which recommends candidates that satisfy the Board's criteria. The search firm also provides research and pertinent information regarding candidates, as requested.

PROCESS FOR SELECTING NEW DIRECTORS



1 SOURCE CANDIDATE

Source Candidate Pool from
- Independent Search Firms
- Independent Directors
- Stockholders
- Management Referrals

2 IN-DEPTH REVIEW

In-Depth Review by the Committee
- Consider skills matrix
- Consider strategic business priorities
- Consider Board succession planning
- Screen qualifications
- Consider diversity
- Review independence and potential conflicts
- Meet with directors

3 RECOMMEND

Recommend Selected Candidates for Appointment to our Board

4 REVIEW

Review by full Board

5 SELECT DIRECTOR(S)

Select Director(s)
- 5 new directors since 2015

RETIREMENT AGE AND BOARD REFRESHMENT

The Corporate Governance and Nominating Committee of the Board regularly considers director succession planning and the long-term make up of our Board, including how the members on our Board will change over time. The Company's retirement policy for non-employee Directors in the Corporate Governance Guidelines (the "Guidelines") provides that, no director will stand for election or re-election if such director: (i) will have reached the age of 75 as of the date of the upcoming Annual Meeting of Stockholders; or (ii) will have reached 15 years of service on the Board as of the date of the upcoming Annual Meeting of Stockholders, whichever is earlier; provided, however that, in its sole discretion, the Board, upon recommendation of the Governance Committee, may waive the age and tenure limitations for any director if the Board determines that a director possesses the appropriate skills and characteristics required of Board members in the context of the current make-up of the Board and any perceived needs and that it is in the best interests of the Corporation and its Stockholders to do so. As of the Record Date, the average age of our Board of Directors nominees was approximately 61, with age diversity ranging from 41 to 73. The Corporate Governance and Nominating Committee aims to strike an appropriate balance between the deep expertise and knowledge that comes from longer-term service and the new experiences, perspectives and energy that can be provided with additions to the Board. In the last five years, the Board has added five new independent Directors and has had three tenured Directors retire. As of the Record Date, the average tenure of our Board of Directors nominees was approximately seven years. The average tenure of Newmont's Board reflects the commitment of our Directors to Board refreshment and to seek balance in the Boardroom.

PROXY ACCESS

In 2016, the Board amended and restated the Company's By-Laws to implement a "proxy access" by-law:

A stockholder, or a group of up to 20 stockholders **3%** for **3 years** owning 3% or more of the Company's outstanding common stock continuously for at least three (3) years

The stockholder or group may nominate and include in the Company's proxy materials directors constituting up to the greater of **2 members** or **20%** of the Board

Provided that the stockholder(s) and the nominee(s) satisfy the requirements specified in the By-Laws

Our By-Laws are available on our website at http://www.newmont.com/about-us/governance-and-ethics/board-and-committee-governance/.

COMMUNICATIONS WITH STOCKHOLDERS OR INTERESTED PARTIES

The Company values your feedback. Any stockholder or interested party who desires to contact the Company's Chair, the non-management directors as a group or the other members of the Board of Directors may do so by writing to the Corporate Secretary (attention: Logan Hennessey), Newmont Mining Corporation, at 6363 South Fiddler's Green Circle, Greenwood Village, Colorado 80111 USA. Any such communication should state the number of shares owned, if applicable. The Secretary will forward to the Chair any such communication addressed to the Chair, the non-employee Directors as a group or to the Board of Directors generally, and will forward such communication to other Board members, as appropriate, provided that such communication addresses a legitimate business issue. Any communication relating to accounting, auditing or fraud will be forwarded immediately to the Chair of the Audit Committee.

CODE OF CONDUCT

Newmont's Code of Conduct (the "Code") publicly sets out the high standards of conduct expected of all of our Directors, employees and officers (including the Chief Executive Officer, the Chief Financial Officer, the Chief Accounting Officer and other persons performing financial reporting functions), as well as by our partners, vendors and contractors when they are working with us or on our behalf. The Code, which has been adopted by Newmont's Board of Directors, sets out Newmont's basic standards for ethical and legal behavior. The Code is available on our website at http://www.newmont.com/about-us/governance-and-ethics/code-of-conduct-and-policies/. The Code is designed to deter wrongdoing and promote: (a) honest and ethical conduct; (b) full, fair, accurate, timely and understandable disclosures; (c) compliance with laws, rules and regulations; (d) prompt internal reporting of Code violations; and (e) accountability for adherence to the Code. Newmont will post on its website a description of any amendment to the Code and any waiver, including any implicit waiver, by Newmont of a provision of the Code to a Director or executive officer (including senior financial officers), the name of the person to whom the waiver was granted and the date of the waiver.

RELATED PERSON TRANSACTIONS

The Board has adopted written policies and procedures for approving related person transactions. Any transaction with a related person, other than transactions available to all employees generally or involving aggregate amounts of less than $120,000, must be approved or ratified by the Audit Committee, the Leadership Development and Compensation Committee for compensation matters, or disinterested members of the Board. The policies apply to all executive officers, Directors and their family members and entities in which any of these individuals has a substantial ownership interest or control.

LEADERSHIP DEVELOPMENT AND COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the members of our Leadership Development and Compensation Committee who served during the last fiscal year (whose names appear below under "Report of the Leadership Development and Compensation Committee on Executive Compensation") is, or has ever been, an officer or employee of the Company or any of its subsidiaries. In addition, during the last fiscal year, no executive officer of the Company served as a member of the board of directors or the compensation committee of any other entity that has one or more executive officers serving on our Board or our Leadership Development and Compensation Committee.



REPORT OF THE LEADERSHIP DEVELOPMENT AND COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

The Leadership Development and Compensation Committee of the Board of Directors (the "LDCC") is composed entirely of Directors who are not officers or employees of the Company or any of its subsidiaries, and are independent, as defined in the listing standards of the New York Stock Exchange and the Company's Corporate Governance Guidelines. The LDCC has adopted a Charter that describes its responsibilities in detail, and the LDCC and Board review and assess the adequacy of the Charter on a regular basis. The LDCC has the responsibility of taking the leadership role with respect to the Board's responsibilities relating to compensation of the Company's key employees, including the Chief Executive Officer, the Chief Financial Officer and the other executive officers. Additional information about the LDCC's role in corporate governance can be found in the LDCC's Charter, available on the Company's website at http://www.newmont.com/about-us/governance-and-ethics/board-and-committee-governance/.

The LDCC has reviewed and discussed with management the Company's Compensation Discussion and Analysis section of this Proxy Statement. Based on such review and discussions, the LDCC has recommended to the Board of Directors that the Compensation Discussion and Analysis section be included in this Proxy Statement and the Company's Annual Report on Form 10-K for the year ended December 31, 2018.

Submitted by the following members of the LDCC of the Board of Directors:

Veronica M. Hagen, Chair
Gregory H. Boyce
Jane Nelson



PROPOSAL NO. 2 — TO APPROVE, ON AN ADVISORY BASIS, THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS

In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") enacted in 2010, an advisory vote on the frequency of stockholders votes on executive compensation was conducted in connection with the 2011 and 2017 Annual Meetings of Stockholders. The Board recommended, and our stockholders agreed, that the advisory vote on executive compensation be held on an annual basis. Accordingly, we are asking stockholders to approve on an advisory basis, the compensation of our Named Executive Officers as described in the "Compensation Discussion and Analysis," the compensation tables and related narrative discussion included in this Proxy Statement. This Proposal No. 2, commonly known as a "Say on Pay" proposal, gives stockholders the opportunity to approve, reject or abstain from voting with respect to our fiscal 2018 executive compensation programs and policies and the compensation paid to the Named Executive Officers. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our Named Executive Officers as described in this Proxy Statement.

This proposal allows our stockholders to express their opinions regarding the decisions of the Leadership Development and Compensation Committee (the "LDCC") on the prior year's annual compensation to the Named Executive Officers. Because your vote on this proposal is advisory, it will not be binding on us, the Board or the LDCC. However, your advisory vote will serve as an additional tool to guide the Board and the LDCC in continuing to improve the alignment of the Company's executive compensation programs with the interests of the Company and its stockholders and is consistent with our commitment to high standards of corporate governance.

> **RESOLVED, that the compensation paid to the Company's Named Executive Officers, as disclosed pursuant to Item 402 of Regulation S-K of the Securities Act of 1933, as amended, including the "Compensation Discussion and Analysis," compensation tables and related-narrative discussion in this 2019 Proxy Statement, is hereby APPROVED.**

Approval of this proposal requires the affirmative vote of the holders of a majority of the shares entitled to vote on, and who vote for and against, the proposal.

Board of Directors Recommendation

The Board of Directors unanimously recommends a vote "**FOR**" the foregoing resolution for the reasons outlined below.

Before you vote, we urge you to read the "Compensation Discussion and Analysis" section of this Proxy Statement for additional details on our executive compensation including the changes based upon stockholder feedback.



COMPENSATION DISCUSSION AND ANALYSIS



LETTER FROM THE CHAIR OF THE LEADERSHIP DEVELOPMENT AND COMPENSATION COMMITTEE

DEAR STOCKHOLDERS,

As stated in the letter from our Chair, Noreen Doyle, the mission of Newmont's Board is to oversee the Company's efforts to create enduring value for stockholders, employees, and other stakeholders. This mission underlies the charter and directs the actions of the Leadership Development and Compensations Committee ("LDCC") on matters related to our most valued asset – our people. The LDCC's focus extends beyond compensation to ensure we take a holistic and integrated view of organizational performance – incorporating leadership, succession and inclusion and diversity perspectives, with thoughtful compensation planning to support long-term, sustainable results. I want to take the opportunity to provide additional insight into the work of the LDCC and priorities that we covered during the past year.

OUR PROCESS

The LDCC invests a significant amount of time each year to ensure executive compensation programs are designed to effectively link the actions of our executives to business outcomes that drive value creation for stockholders. Shortly after our annual stockholder meeting, we hold a separate full-day planning session dedicated to reviewing feedback and results from our annual stockholder outreach and Say on Pay proposal. With this, and within the context of the business strategy and objectives, we identify areas for improvement – which may include changes to plan design, refined review process, and/or opportunities to improve communications given our focus on transparency. These topics are reviewed during the year with the support of external advisors, management, and other advisory services. This process enables us to thoughtfully design a program that supports our priorities and is structured to reflect the key value drivers across the mining cycle.

In addition, at the end of each year, the LDCC holds a separate day-long meeting to review individual and Company performance. This provides the opportunity to receive fulsome information and contemplate results in advance of determining performance and pay for the leadership team at a subsequent meeting. The review incorporates a holistic view of business performance, leadership responsibilities - including team development, succession planning, and leading with our values - as well as individual performance on the objectives approved by the LDCC at the beginning of the year. While this meeting serves as a capstone in our annual cycle, it is informed by in-person discussions with leaders from Newmont's operations and business functions which begin each of our meetings throughout the year. The discussions focus on an assessment of their teams, talent & succession planning, and progress on our inclusion and diversity objectives, all of which we believe are foundational to delivering sustainable, industry-leading performance.

OUR COMMITTEE CHARTER
EXECUTIVE COMPENSATION

We believe that executive compensation is a meaningful tool to communicate, align and reinforce business priorities that support our stockholders' interests. We also believe it is an important element in the attraction, retention and recognition of our leadership and key talent – which we see as our competitive advantage. In designing an effective structure, we are guided by the principles of:

- Pay for performance – ensuring pay is aligned with a balanced view of performance across leadership priorities to support stockholders' interests for sustainable results;
- Appropriate pay levels – ensuring targets are reasonable based on the position, performance and market context; and
- Governance – structuring our program with balanced incentive design to support delivering on our objectives while managing risk.

TALENT MANAGEMENT AND HUMAN CAPITAL STRATEGY

Oversight of Newmont's leadership and talent is a key on-going component of the work of the LDCC. We serve as a partner and advisor, and regularly review the Company's human capital strategy which aims to support business performance through the talent agenda. We view talent management as an interdependent system, incorporating our values, organizational design, leadership selection, development, succession planning, talent pipeline, and diversity, to support delivering sustainable results and managing risk. Thoughtful review and discussion in these areas ultimately serve as the inputs for the rewards delivered through our executive compensation programs.

GLOBAL INCLUSION AND DIVERSITY

Inclusion and diversity are separate and standing items of our regular meeting agenda as we believe achieving our objectives in this area will have significant impact on delivering sustained performance and differentiate Newmont in the industry. This stems from the understanding that this focus brings together experiences and ideas from various perspectives and supports a culture where employees feel open and empowered to contribute. As noted in the letter from our Chair of Board of Directors, this is a value held and demonstrated at all levels in the organization, and we were honored to have received an award for excellence in board diversity and inclusion by the National Association of Corporate Directors.

We devote time at each meeting to discuss progress on our initiatives and leadership from each of our regions regularly presents an update on their results and direction for their respective organizations. In 2018, the LDCC spent considerable time discussing the Company's refreshed three-year global inclusion and diversity strategy, which focuses on inclusive leadership behaviors, leveraging inclusion accelerators in place today, and finding opportunities to disrupt conventional systems. As we continue to build on success to date, we are excited to see the progress resulting from the revised strategy.

RESULTS FOR 2018

As noted in our results for 2018, this was a strong year for our business in large part due to the strength of the leadership team and its ability to execute on the strategic plan. The Company delivered on our financial, operating, growth, and sustainability objectives, however, this was overshadowed by the loss of seven colleagues in our Africa and North America regions. As safety is a core value at Newmont, we remain committed to learn from these events, support the families and communities impacted, and strengthen our programs to prevent incidents from occurring.

Our programs incorporate all of these elements as key measures for our business, and the performance and results for each are covered in the information that follows.

The CD&A that follows provides further details about our philosophies, processes and programs. It also highlights our engagement with stockholders which helps shape our direction, design and decisions. I thank you for your support in this and coming years.

Veronica Hagen
Chair, Leadership Development and
Compensation Committee

EXECUTIVE SUMMARY

BUSINESS RESULTS IN 2018

Newmont continued executing on its strategy of continuous improvement on operational, financial and social performance in 2018, and built a stronger base for long-term value creation through strategic capital investment, exploration efforts, and business development activity. The results for 2018 stem from the commitment to execute against our purpose and proven strategy. These results are reflected in our executive compensation for 2018 and align with outcomes.

HIGHLIGHTS - OPERATING PERFORMANCE, RETURNS AND FUTURE PIPELINE

For 2018, **Net Income from Continuing Operations** attributable to stockholders was **$280M**, an **improvement of $356M** vs. the prior year. **Adjusted Net Income*** was **$718M**, a 7% decrease over the prior year. Additional results related to our strategic priorities include:

ADJUSTED EBITDA*	CORPORATE PERFORMANCE BONUS ADJUSTED RETURN ON CAPITAL EMPLOYED (CPB ROCE)*	GOLD RESERVES ADDED	5-YEAR TOTAL SHAREHOLDER RETURN (TSR)
$2.6B	**10.5%**	**6.7 Moz**	**56.8%**
Exceeded 2018 plan; generated free cash flow* of $805M	Positive returns exceeding 2018 plan; in-line with 2017 results	Additions by the drill bit	Outperformed peers and industry index on a 1-, 3- and 5-year basis

* Non-GAAP measures; for a reconciliation to the nearest GAAP measure, see Annex A.

EXECUTING THE STRATEGY - RESULTS SUPPORT LONG-TERM, SUSTAINABLE PERFORMANCE

Deliver superior operational execution — 1

- Emerged as the world's leading gold business as measured by Reserves and market capitalization
- Achieved production of 5.1 million attributable ounces overcoming geotechnical challenges to deliver results in line with guidance
- Generated significant sustainable cost and efficiency gains of more than $600 million through our Full Potential program
- Advanced the digital and operations technology roadmap and implemented the remote asset health and process control support centers
- Results were overshadowed by the loss of seven colleagues requiring our increased focus to strengthen our controls and share lessons to prevent fatalities

Sustain global portfolio of long-life assets — 2

Continued to invest in projects and prospects with superior returns across the global portfolio:

- Africa: reached commercial production of our underground mine, adding higher-grade, lower-cost production
- Australia: Progressed the Tanami power project, expected to lower energy costs and emissions by 20 percent while enabling further development of a world-class asset
- North America: completed projects to extend mine life and add lower-cost production, progressed studies for a second phase of our Long Canyon site, and acquired a 50 percent stake in one of the world's largest copper-gold deposits
- South America: produced first gold at our Quecher Main project and advanced studies to extend our Peruvian operations by 20 years

Lead sector in profitability & responsibility — 3

Maintained financial strength:

- Strengthened the balance sheet with cash of $3.4B; with net debt of $0.9B
- Returned approximately $400 million to shareholders through dividends and share repurchases

Recognized for leading ESG practices:

- Named sustainability leader in mining by the Dow Jones Sustainability Index for the 4th year running
- Named one of the world's best managed companies in a ranking by the Drucker institute for the Wall Street Journal
- Recognized as a leader in inclusion and diversity for large cap companies by the National Association of Corporate Directors

SAY ON PAY RESULTS AND OUR STOCKHOLDER ENGAGEMENT

In 2018, our "Say on Pay" proposal received 95% support, an improvement from 2017 and back to historic levels, indicating plan design and governance is well aligned with our shareholders. We fell below our expectations of alignment in 2017 and completed a comprehensive review of our programs to ensure they were properly aligned with the shareholder experience, desired business outcomes and governance best practices.

Stockholder engagement is ongoing at Newmont to ensure investor interests are incorporated into our planning process. Members of the LDCC and management reach out to at least the largest 25 shareholders directly to provide information about the programs and to offer an opportunity to engage directly to discuss top-of-mind issues, ideas, and concerns. Outcomes are shared with the executive leadership team and are a standing topic at each of the LDCC's meetings through the year.

ASSESSMENT AND ENGAGEMENT PROCESS

Following is a summary of the process and actions taken to gather and address feedback from shareholders in 2018:

DESIGN PROCESS | **ACTIVITIES COMPLETED/ONGOING**

1 INPUT
- Reviewed feedback from 2017/2018 stockholder engagement cycle and Say on Pay result
- Reviewed governance advisory service reports for areas of concern or risk
- Based on the feedback, assessed plan structure and performance against plans, as well as alignment with future business objectives

2 DESIGN
- Conducted separate strategy and planning session with the LDCC Chair to review feedback and identify key areas to address
- Discussed engagement and design alternatives with the LDCC at each meeting throughout the year
- Developed design changes based upon shareholder feedback and in conjunction with business strategy

3 CONFIRM
- Conducted outreach program with shareholders to discuss proposed changes and solicit feedback to ensure alignment
- Engaged with governance organizations for additional input

4 FINALIZE
- Finalization of executive compensation program changes with the LDCC, incorporating final feedback from stockholder engagement
- Incorporated engagement results into our disclosure for the 2019 proxy season

2018 STOCKHOLDER ENGAGEMENT

Newmont reached out to the largest **25 shareholders**, representing **58% of shares owned**.



32% We met with nine firms to discuss governance and executive compensation (32% of shares owned)

26% Remaining firms confirmed that they had no concerns/did not require a meeting, or did not respond (26% of shares owned)

NEWMONT PARTICIPANTS

Various company participants were included in the dialogue to ensure access to key roles in the executive compensation planning process.

- Chair, Leadership Development and Compensation Committee
- Executive Vice President and Chief Financial Officer
- Vice President, Investor Relations
- Vice President, Associate General Counsel and Corporate Secretary
- Vice President and Deputy General Counsel
- Vice President, Total Rewards

Participation by the Chair of the LDCC was offered to all firms within our outreach and the Chair participated in all calls where requested.

Key themes from this year's stockholder feedback considered by the LDCC:

- Positive feedback on recent plan design changes and current executive compensation plans
- High level of support for Newmont's environmental, social, and governance initiatives, leadership in the industry, inclusion in compensation programs, and full and transparent disclosures
- Value diversity and inclusion efforts and outcomes and focus on human capital strategy
- Ensure rigor in incentive plan target setting and review opportunities for simplification; ensure all metrics used are priorities for management and consider additional metrics in the long-term plan
- Ensure meaningful level of executive equity ownership relative to realized pay over time

RECENT IMPROVEMENTS TO OUR COMPENSATION PROGRAM

Following a comprehensive review process with management, the LDCC and various external stakeholders - including stockholders, independent advisors and other governance groups - the following changes were adopted in 2018 to improve alignment with business objectives and address feedback as appropriate:

What We Heard		What We Did
Program	Feedback	Program Changes
LTI Programs: Performance Leveraged Stock Unit (PSU)	▪ Performance rigor - concern with PSU payout schedule	✔ Revised PSU relative TSR funding to **require above-median performance for target payout and removed the stock price performance multiplier**
		✔ Incorporated best-practice features of a "**negative TSR cap**" and a "**maximum value cap**" for PSU
Restricted Stock Units		✔ **RSU Post-retirement vesting** enhanced for minority portion of equity **to support "carried interest" and retention**
STI Programs: Performance Metrics	▪ Prefer Capital Efficiency and Per Share Metrics	✔ **Incorporated ROCE** in the annual bonus plan to reinforce focus on capital efficiency
		✔ **EBITDA and Reserves** (two key comparative metrics) **measured on a "Per Share" basis**
Change of Control	▪ Legacy excise tax gross-up ▪ Severance benefit multiple	✔ Excise tax **gross-up removed for all Officers**
		✔ **Future officer severance pay multiple lowered to 2x**
Pay Adjustments	▪ Review CEO pay quantum	✔ **No increase to target compensation since** 2016 for CEO; continue to monitor pay relative to market and performance
		✔ Continue to clarify disclosure to provide transparency around target versus actual value

The changes made in 2018 received positive feedback from shareholders during our outreach. Few changes were proposed for the 2019 program given the program's alignment with the competitive market, best practices, and feedback from shareholders.

OVERVIEW OF NEWMONT'S COMPENSATION STRUCTURE

BALANCED PROGRAM TO SUPPORT STRATEGY, SUSTAINABILITY AND PROFITABLE GROWTH

Mining is a long-term business with commitments and investments that can span decades through various commodity cycles and other macroeconomic events. To address this, we have developed a balanced program that reflects the mining business cycle and focuses on measures that drive value for our stockholders.

Newmont's compensation program is designed to focus management's efforts and reward for results in areas where they have the most influence on driving business performance, as well as to motivate and retain leadership through various economic and commodity price cycles. We believe this approach aligns the incentive structure with business objectives that drive long-term performance gains for our stockholders. The incentive plans incorporate operational, financial, individual, and share price metrics on both an annual, and longer-term timeframe.

ANNUAL INCENTIVE MEASURES –
MINING CYCLE AND VALUE CREATION

Strategic objectives, social, and leadership priorities

Operating, financial, environmental and social objectives:



HEALTH & SAFETY
Culture of zero harm; industry leading health & safety performance

EXPLORATION
Reserves and Resources provide the pipeline for sustainable growth

PROJECT EXECUTION
Develop operations and improvements for our most promising assets; efficient allocation of capital

OPERATING COST
Focus on lowering operating costs and improving efficiency to achieve our full potential

EARNINGS
Theme of "value over volume"; generate cash to fund projects, dividends, debt reduction

SUSTAINABILITY
Leading environmental, social and governance performance aligning with society's expectations and our values

LONG-TERM INCENTIVES –
DRIVE SHAREHOLDER VALUE & PROMOTE GROWTH



SHARE PRICE PERFORMANCE
Executing strategic and operating objectives supports long-term value creation and superior share price performance

TOTAL SHAREHOLDER RETURN (TSR)
Relative TSR versus gold competitors supports the goal to deliver top quartile performance within the gold sector

EXECUTIVE STRUCTURE AND 2018 TARGET PAY MIX

A significant portion of our executive compensation is performance-based or "at-risk." Our CEO and other Officers have a higher percentage of at-risk compensation relative to other employees, as they have the greatest opportunity to influence Company performance. Stock-based long-term incentives represent the largest component of pay, to encourage sustained long-term performance and ensure alignment with stockholders' interests.

CEO MIX OF TARGET PAY



88%
Pay "At-Risk"

12%
Base Salary

19%
Short-term Incentive

69%
Long-term Incentive

OTHER OFFICER MIX OF TARGET PAY



81%
Pay "At-Risk"

19%
Base Salary

19%
Short-term Incentive

62%
Long-term Incentive

2018 CEO COMPENSATION SNAPSHOT

The table below illustrates Mr. Goldberg's salary, bonus and stock compensation for 2018 on a Summary Compensation Table-equivalent approach[1] and on an "on-target" approach[2]. Mr. Goldberg's target pay has remained flat since 2016 and is based on a balanced program that reflects the mining business cycle and focuses on measures that drive value for our stockholders.

Details of executive pay and performance alignment are provided on the following page as well as in the summary of each program within the Compensation Discussion & Analysis.

CEO Pay Summary	Annual Salary	Annual Incentives Total Bonus	Long-Term Incentives Total Stock Awards	Total Compensation
2018 Summary Compensation Table-Equivalent CEO Compensation[1]	$1,300,000	$1,743,885	$7,666,801	$10,710,686
2017 Summary Compensation Table-Equivalent CEO Compensation[1]	$1,300,000	$2,523,690	$9,119,464	$12,943,154
2018 CEO "on-target" Compensation[2]	$1,300,000	$1,950,000	$7,150,000	$10,400,000
2017 CEO "on-target" Compensation[2]	$1,300,000	$1,950,000	$7,150,000	$10,400,000

This table is not intended to supersede the Summary Compensation Table information on page 83 of this proxy statement, but to provide a summary on the primary pay components.

(1) Reflects actual salary and actual bonus paid; long-term incentives reflect the projected accounting value as prescribed for reporting in the Summary Compensation Table versus target value. Excludes Change in Pension Value and All Other Compensation.

(2) "On-target" compensation reflects the pay level as determined by the Board of Directors before incentive plan performance. Mr. Goldberg's on-target pay remained unchanged for 2018; at the time of the filing of this Proxy Statement, the Board of Directors has also determined that on-target pay will remain unchanged for 2019 as it is deemed to be competitive within the parameters used to assess pay.

PERFORMANCE AND PAY ALIGNMENT

EXECUTIVE PAY ALIGNS WITH PERFORMANCE OVER THE SHORT- AND LONG-TERM

As the commodity markets, and specifically gold price, vary over time, we review the performance elements of our compensation programs on a "plan" and "realized pay" basis to understand if they are reflecting business results over the near- and long-term. Considering operating and market performance over this period, we believe the compensation structure, with refinements made over time, operated effectively in 2018 and no significant changes are needed.

2018 CEO PAY AND PLAN PERFORMANCE SUMMARY

As noted in the "Key Performance Results" above, Newmont improved year-over-year performance and successfully executed against plan targets which is reflected in the results of the compensation programs for 2018. The following chart summarizes performance for 2018 on a percent-of-plan basis to indicate how plan structure and targets align with overall performance.

TOTAL PLAN PAYOUT AS A % OF TARGET: 151%

Salary: No change for 2018

- Deemed competitively positioned based on performance and market

Strategic Objectives (SO): 100%

- Executed strategic objectives supporting operating, financial and market results as summarized on page 73
- Reduced the safety and sustainability components as recommended by the CEO and LDCC given the tragic fatalities in 2018

Company Performance Bonus (CPB): 85%

- Company exceeded plan on most metrics with year-over-year performance improvement on earnings and growth metrics, with a total plan performance of 113%
- Reduction in the safety component for the CEO given the tragic fatalities in 2018, resulting in a final payout of 85%

Restricted Stock Units (RSU): 100%

- 100%; awarded on an "on-target" basis

Performance Stock Units (PSU): 200%

- 76% increase in stock price over the performance period and top quartile (82nd percentile) TSR

PLAN PERFORMANCE


Salary
Payout | 100%
Strategic Objectives (SO)
Payout | 100%
Company Performance Bonus (CPB)
Payout | 85%
Restricted Stock Units (RSU)
Payout | 100%
Performance Stock Units (PSU)
Payout | 200%
50%
100%
200%

2014-2018 CEO REALIZED PAY AND PERFORMANCE SUMMARY

The following illustrates the relationship between performance and realized pay[1] over Mr. Goldberg's tenure as CEO (Mr. Goldberg was named CEO in March of 2013; this review excludes partial years). The review shows pay earned over the period closely aligned with stockholder return for the same period. Average CEO pay during the five years from 2014-2018 was 62% above target pay versus a stock price increase of 54% over the same period.



LONG-TERM REALIZED PAY ALIGNS WITH PERFORMANCE

- 88 percent of CEO pay is tied to performance measures – aligned with stockholder returns in years of decreasing or increasing market performance
- Top quartile industry performance supported by above-target performance on strategic and operating objectives in nearly all years during tenure
- Total realized pay for the period was **62 percent** above target; stock price increased **54 percent** over the same time frame

(1) "Realized Pay" includes actual salary paid, actual bonus earned for the performance period, restricted stock units that vested in the year, and performance stock units earned and to be paid for the performance period ending that year. Stock compensation valued as of fiscal year end; December 31, 2018, closing price was $34.65.

EXECUTIVE COMPENSATION PROGRAM OVERVIEW

NEWMONT'S EXECUTIVE COMPENSATION PHILOSOPHY AND PRINCIPLES FOR SUCCESS

1 Pay for performance

2 Set the right objectives

3 Clear and focused program design

4 Open and transparent engagement with stakeholders

PHILOSOPHY AND PRINCIPLES

Newmont's executive compensation programs are designed to effectively link the actions of our executives to business outcomes that drive value creation for stockholders. In designing these programs, we are guided by the following principles:

- **Maintaining a clear link between the achievement of business goals and compensation payout.** Officers are evaluated and paid based on performance that drives long-term success and relative stock price improvement.
- **Selecting the right performance measures.** Programs and metrics are measurable and linked to both short- and long-term strategy execution and result in increased stockholder value.
- **Designing programs that are clear and maintain line of sight.** Each executive understands what is expected and required of them to contribute to the achievement of the business plan and how outcomes influence their compensation.
- **Sharing information and encouraging feedback.** Transparency and open disclosure are core components of Newmont's values and Newmont engages with stockholders and employees on a regular basis to provide insight into our goals, direction, and how resources are being used to drive value. We actively engage stockholders in matters related to Newmont's executive compensation programs and invite feedback and considerations for go-forward plan design.

HOLISTIC APPROACH TO PAY PRACTICES AND OUTCOMES

The LDCC priorities extend beyond compensation to ensure a holistic and integrated view of organizational performance, risk management and thoughtful compensation planning to support long-term, sustainable results.



1 Newmont Values and Leadership	Pay Practices and Outcomes	3 Investor Views and Best Practices
2 Business Strategy and Industry Alignment		4 Talent Market and Industry Trends

Newmont Values and Leadership

Our shared values are foundational for all that we do as a company and acting according to these values is a key component to value creation. These values are incorporated into plan design and realized compensation. They are directly measured within the personal bonus component of the annual incentive plan, and central to leadership development and succession planning. Newmont is focused on leading indicators that support social goals and enable safe and sustainable operations.

Business Strategy and Industry Alignment

The executive compensation program aims to incorporate key executive accountabilities, including strategy, execution and delivery of results. In addition, the program is designed to account for the unique components of the mining cycle from discovery to reclamation. We recognize that within the commodities industry, the stock price is influenced by factors outside of the control of the Company, but believe the metrics used within the programs direct behavior toward goals that drive value over time.

Our balanced approach means that management needs to achieve specific performance results to earn incentives, even in periods of positive commodity price movement. The long-term incentive package is composed of the performance awards that maintain this relative measurement, while the RSUs continue to motivate performance in down-cycles and remain retentive, even when commodity prices are falling.



Strategy 1	Execution 2	Results 3
Strategic Objectives ↓ **Personal Objectives Bonus**	Operating, Growth & Return Measures ↓ **Corporate Performance Bonus**	Long-Term Value Creation ↓ **Performance and Restricted Stock Units**

Investor Views and Best Governance Practices

Newmont values the views and perspectives of our stockholders and actively engages throughout the year and planning process to ensure alignment. In addition, best practices and good governance are a key consideration in our decision-making process around plan design.

The following policies and practices highlight foundational elements of our compensation governance model that support sustainable business results and strong governance, as well as align with stockholder interests:

Best Practice Features of Our Program

✔ Regular engagement with stockholders to discuss governance and executive compensation	✔ Committee maintains and regularly reviews an Operating and Governance Model
✔ Annual Say on Pay vote	✔ Regular Committee Charter Review with talent and inclusion and diversity incorporated
✔ Market Competitive Stock Ownership Requirements — 6x base salary for the CEO	✔ Independent Committee Advisor
✔ Well-managed equity "Burn Rate" — below 1%	✔ Regular Executive Sessions
✔ Appropriate vesting terms — standard awards with at least a three-year vesting cycle	✔ Risk Management Review of Executive Compensation completed by an independent third party
✔ Performance stock plan that is aligned with stockholder experience	✔ Audit of incentive plan processes, results and payments
✔ No repricing of options	✔ Succession planning reviews completed beyond CEO staff
✔ Compensation clawback provision	
✔ Policy prohibiting hedging, pledging and margins	✔ Talent, Global Inclusion and Diversity Reviews — serve as input for succession and compensation planning
✔ No Employment Agreements	
✔ Double-trigger change of control provisions	✔ Annual Benefits review covering Health, Welfare and Retirement
✔ No excise tax gross-ups for Officers in the event of a change of control	
✔ Change of Control severance benefit multiple for future Officers lowered to 2x	✔ Annual Executive Compensation Strategy meeting with the Committee — review stockholder/Say on Pay feedback and potential plan improvements

Talent Market and Industry Trends

The external talent market and broader industry practices are an additional consideration in plan design and pay decisions.

We strive to compensate our employees, including our Officers, competitively and the LDCC regularly reviews our executive compensation peer group with the aid of its independent consultant, FW Cook, and with input from management, to ensure appropriate representation of the competitive market for our talent.

When reviewing the appropriateness of a peer group, the LDCC reviews each existing and potential peer company's industry, complexity of business and organizational size. Size measurement considers revenue – generally targeting between one-third and three times Newmont's revenue, net income, total assets, market capitalization and number of employees. This approach ensures a reasonable basis of comparison. Newmont's peer group may differ from the peer groups used by proxy advisory services, but all external peer groups are considered during the review. Further, Newmont considers its ranking within the peer group to ensure it is consistent with benchmarking standards and generally ranks at or near the median on these key scope metrics.

For 2018 compensation planning, the LDCC determined no changes were needed given the continued validity of the group based on the industry and Newmont's business model.

2018 PEER GROUP

Alcoa Corporation	Freeport-McMoran Inc.
Anadarko Petroleum Corporation	Goldcorp Inc.
	Kinross Gold Corporation
Anglo American	Noble Energy, Inc.
Apache Corporation	Rio Tinto plc
Barrick Gold Corporation	Teck Resources Limited
Canadian Natural Resources Limited	The Mosaic Company
	United States Steel Corporation
Devon Energy Corporation	
EOG Resources, Inc.	Vulcan Materials Company
First Quantum Minerals Ltd.	

NEWMONT PERCENTILE RANK VS. 2018 PEER GROUP[1]



(1) Trailing Twelve Month data at Q3 2018. Alcoa data reflect FY 2018 financial data.

The LDCC completed a comprehensive review of the peer group in 2018 for 2019 compensation planning and made some changes to further refine related industry comparisons and geographic comparisons. The peer group is weighted towards Newmont's core business of mining (gold and global diversified companies, in particular) and other extractive companies with similar technical and global scope. That being the case, the LDCC determined that it was appropriate to remove United States Steel Corporation and Canadian Natural Resources Limited, and to add Peabody Energy, Hess, and Marathon Oil for 2019. The LDCC believes the 2019 peer group appropriately represents the relevant industry comparators and companies where Newmont regularly competes for talent.

2019 COMPENSATION BENCHMARKING PEER GROUP

Alcoa Corporation	Hess Corporation
Anadarko Petroleum Corporation	Kinross Gold Corporation
Anglo American	Marathon Oil Corporation
Apache Corporation	Noble Energy, Inc.
Barrick Gold Corporation	Peabody Energy Corporation
Devon Energy Corporation	Rio Tinto plc.
EOG Resources, Inc.	Teck Resources Limited
First Quantum Minerals Ltd.	The Mosaic Company
Freeport-McMoran Copper and Gold Inc.	Vulcan Materials Company
Goldcorp Inc.	

The LDCC determined that the appropriate market reference is a median range, and that compensation position may be above or below the median range depending on the Company's performance and other factors as described above. We do not formally target total compensation, or any specific element of compensation to a specific percentile of the peer group. Instead, the market data is used to provide a competitive range of pay levels and to obtain a general understanding of current compensation practices in our industry and related industries.

PROCESS FOR DETERMINING EXECUTIVE COMPENSATION

Newmont has a robust process to develop and assess executive pay. Each year the LDCC conducts a detailed analysis of executive compensation to ensure program design aligns with the industry, business strategy and governance objectives, and pay levels align with the scope of the role, market, and desired pay mix by the importance of each component.

The LDCC considers a variety of factors when determining compensation to ensure alignment with goals, reasonableness of pay, internal equity, pay-for-performance, and ability to attract and retain executive talent. The primary items considered when making executive compensation decisions include:

Factors	Purpose/Key Considerations
Market Information	To ensure reasonableness of pay relative to industry peers
Performance and Leadership	To understand important context, such as: experience, skills and scope of responsibilities, individual performance, and succession planning
Pay Mix	To ensure a significant majority of pay is "at-risk," consistent with philosophy and comparator group practices
Pay Equity	To understand whether internal pay differences are reasonable between executives and consistent with market practice
Total Compensation	To understand the purpose and amount of each pay component as well as the sum of all elements to gauge reasonableness and total potential expense
Officer Compensation versus Total Shareholder Return and Other Performance Measures	To ensure pay is aligned with stockholder experience and appropriate in the context of industry and market performance
Performance Sensitivity Analysis	To understand potential payments assuming various Company performance outcomes and understand how potential performance extremes are reflected in pay; a component of our compensation risk assessment

ROLES WITHIN THE REVIEW PROCESS

The LDCC meets on a regular basis with the Chief Executive Officer and representatives from the Company's Human Resources and Corporate Legal departments. The role of management is to provide the LDCC with perspectives on the business context and individual performance of our Officers to assist the LDCC in making its decisions. The Company's Human Resources Department supports the LDCC by providing data and analyses on compensation levels and trends. In addition, external independent compensation experts consult with the LDCC regarding specific topics as further described in the following paragraph. An executive session, without management present, is held at the end of each LDCC meeting. The independent members of the Board of Directors make all decisions regarding the Chief Executive Officer's compensation in executive session, upon the recommendation of the LDCC. The LDCC Chair provides regular reports to the Board of Directors regarding actions and discussions at LDCC meetings.

INDEPENDENT COMPENSATION ADVISORS

The LDCC, which has the authority to retain special counsel and other experts, including compensation consultants, has engaged Frederic W. Cook ("FW Cook") to assist the LDCC with: (1) advice regarding trends in executive compensation, (2) independent review of management proposals, and (3) an independent review and recommendation on Chief Executive Officer compensation, as well as other items that come before the LDCC. FW Cook has reviewed the compensation philosophy, objectives, strategy, benchmark analyses and recommendations regarding Officer compensation.

During 2018, FW Cook participated in all LDCC meetings and advised the LDCC with respect to compensation trends and best practices, incentive plan design, competitive pay levels, our proxy disclosure, and individual pay decisions for our Named Executive Officers and other executive officers. While FW Cook regularly consults with management in performing work requested by the LDCC, FW Cook did not perform any separate additional services for management. The LDCC meets privately with the independent compensation consultant to review the compensation recommendations for the CEO and other Officers. Final decisions on compensation for the Named Executive Officers are made solely by the LDCC. The LDCC has assessed the independence of FW Cook pursuant to applicable SEC rules and concluded that no conflict of interest exists that would prevent FW Cook from independently representing the LDCC.

BALANCED PROGRAM TO SUPPORT STRATEGY, SUSTAINABILITY AND PROFITABLE GROWTH

Mining is a long-term business with commitments and investments that can span decades through various commodity cycles and other macroeconomic events. To address this, we have developed a balanced program that reflects the mining business cycle, but also focuses on metrics that can be measured in the near-term that drive value for our stockholders.

The components of total compensation emphasize performance-based rewards based on operational, financial, and share price performance. Details of each of the components, including the purpose or rationale for its selection, and the key features of the program are as follows:


"At-Risk" Rewards
Base Salary
Corporate Performance Bonus
Personal Bonus
Performance Leveraged Stock Units
Restricted Stock Units
Reflects market rate, skills, experience
Rewards for annual performance
Rewards for long-term share price performance; performance relative to Gold Peers
Benchmarked to the median range of the market taking into consideration the incumbent and role
Supports operating, financial, safety, and sustainability performance through targeted near-term Company and personal goals that drive overall strategic initiatives in the long-term
Supports retention and is a direct tie to shareholder experience and incentive to focus on longer-term outcomes that result in superior stock price performance and making Newmont the preferred gold stock for investors

2018 COMPENSATION FOR NAMED EXECUTIVE OFFICERS

In determining pay for each Officer, the LDCC takes a holistic approach to understand performance of the leadership team in areas such as developing and executing on the strategy, delivering results to stockholders through performance on operating, financial and social objectives, and achieving leadership expectations. While the amount of compensation may differ among our Officers, the compensation policies are generally the same for each of our Officers, including our Chief Executive Officer. In this section, we provide a summary of the Company performance results as well as the achievements for each of our Named Executive Officers which the LDCC considers in determining the Personal Bonus (described later in this section) and is one factor in determining the target compensation level for the subsequent year.

Discussed in this section are the following Named Executive Officers for 2018:



GARY GOLDBERG
Chief Executive Officer
Since 2013



NANCY BUESE
Executive Vice President and Chief Financial Officer
Since 2016



RANDY ENGEL
Executive Vice President, Strategic Development
Since 2008



SCOTT LAWSON
Executive Vice President and Chief Technology Officer
Since 2016



THOMAS PALMER
President and Chief Operating Officer
Since 2018

COMPANY AND INDIVIDUAL RESULTS

COMPONENTS OF OUR COMPENSATION PROGRAM

1 **Base Salary**

2 **Annual Incentive Compensation**

3 **Long-Term Incentive Compensation**

BASE SALARY AND TARGET TOTAL DIRECT COMPENSATION

The LDCC considered the compensation levels of comparable positions in the market to help determine a reasonable base salary and total compensation range, but also considered individual performance, tenure and experience, overall Company performance, individual historical compensation and input from other Board members. While the LDCC has not adopted a policy regarding the internal relationship of compensation among the Named Executive Officer or other employees, this relationship is reviewed and discussed when the LDCC determines total compensation for our Officers.

Based upon a review of the elements noted above, in 2018, the LDCC held CEO pay flat and approved salary increases for each of the Named Executive Officers based upon market position, demonstrated results and role within the executive leadership team. Mr. Palmer was promoted to President and COO in late 2018, and received an additional salary increase, commensurate with the increased scope of his position. Short-term and long-term incentive targets as a percent of salary remained unchanged.

2018 SALARY AND TARGET COMPENSATION

Name	Base Salary	Target Short-Term Incentives % of Base Salary	Target Short-Term Incentives Value	Target Long-Term Incentives % of Base Salary	Target Long-Term Incentives Value	Target Total Direct Compensation	% Change from 2017 to 2018 Base Salary	% Change from 2017 to 2018 Target Total Direct Compensation
Gary Goldberg	$1,300,000	150%	$1,950,000	550%	$ 7,150,000	$ 10,400,000	No change	
Nancy Buese	$ 715,000	100%	$ 715,000	350%	$ 2,502,500	$ 3,932,500	5.9%	5.9%
Randy Engel	$ 650,000	90%	$ 585,000	300%	$ 1,950,000	$ 3,185,000	3.2%	3.2%
Scott Lawson	$ 565,000	85%	$ 480,250	270%	$ 1,525,500	$ 2,570,750	2.7%	2.7%
Thomas Palmer	$ 775,000	125%	$ 968,750	350%	$ 2,712,500	$ 4,456,250	3.3%	3.3%
- Promotion Effective 11/1/18	$ 850,000	125%	$1,062,500	350%	$ 2,975,000	$ 4,887,500	9.7%	9.7%

ANNUAL INCENTIVE COMPENSATION

ANNUAL INCENTIVE MIX

70%
Corporate Performance Bonus

- Awarded based on overall corporate performance results which include annual financial and operational targets based on key business objectives
- Payment opportunity ranges from 0% to 200% of target based on corporate performance



100%
Pay "At-Risk"

30%
Personal Bonus

- Individual objectives for each Officer
- Incorporates the leadership areas of strategy, people and organizational development, safety, operational execution and efficiency, corporate sustainability and financial goals
- Payment opportunity ranges from 0% to 200% of target based on individual performance

CORPORATE PERFORMANCE BONUS (70% OF ANNUAL INCENTIVES)

Corporate Performance Bonus Highlights:

- Awarded based on overall corporate performance results which include safety, financial, operational, and sustainability targets based on key business objectives
- Program updates for 2018 include the addition of Return on Capital Employed (ROCE) in alignment with stockholder feedback and business objectives as a measure of both profitability and efficiency of how our capital is deployed
- Performance against program resulted in an award of 113.2% of target payment for 2018, with some additional adjustments at the individual level due to safety performance

The Corporate Performance Bonus provides an annual reward based on the measures defined in the following table and is designed to balance short-term and long-term factors, business performance, and successful investment in and development of Company assets. The LDCC reviews and approves the performance metrics and target levels of performance annually to ensure metrics are well aligned to deliver shareholder value and targets have an appropriate amount of rigor. The amounts of 2018 Corporate Performance Bonuses earned by the Officers are shown in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.

The Company's focus on safety, profitability, growth, and sustainability set the overall theme of the Corporate Performance Bonus program. The components of the 2018 Corporate Performance Bonus are as follows:

Component	What It Is	Why It Is Used	Summary of Results 2018
Health and Safety	Measures both leading and lagging indicators to ensure we continuously improve our health and safety results. It is Newmont's objective to have critical controls consistently applied at all times.	Safety is a core value at Newmont. The Health and Safety measures support the strategic objectives of developing a culture of zero harm and achieving industry leading health and safety performance.	Total Recordable Injury Frequency Rate (TRIFR) was consistent year over year at 0.40. We further implemented our fatality risk standards and verified the effectiveness of associated critical controls. Results were adjusted and lessons learned were shared following the loss of seven colleagues in 2018.
CPB EBITDA	Measures pre-tax cash income or earnings from Newmont's operations. It also serves as a proxy for cash flow from operations as it excludes payments for income taxes and financing.	CPB EBITDA is an important profitability metric reflective of our financial operating results. It aligns with our focus on delivering value to shareholders.	We outperformed budget to deliver $2.3B in CPB EBITDA[1]. Financial performance continues to support our long-term dividend strategy, returning value to stockholders.
CPB ROCE	CPB ROCE is a measure for return on Capital Employed from Newmont's operations.	CPB ROCE provides a profitability indicator that measures how well the company utilizes capital to generate profits	CPB ROCE performance exceeded our target based on focused attention on project spend and execution, helped by higher metal prices and increased sales volume in 2018.
Cash Sustaining Cost	Measures the total production and early stage cost per gold equivalent ounce, including G&A, sustaining capital and other key operating expense items, excluding the impact of non-cash write-downs.	Cost is a key financial metric within employees' control and helps to ensure efficiency and accountability to support a value focus for production. Cost continues to be an important operating metric due to continued volatility in gold price and the mining industry.	Achieved continued growth in production delivered at lower costs, overcoming several geotechnical challenges. CSC was also helped by higher than expected production over the year.
Project Cost & Execution	Measures the progress of new key capital projects which are expected to add to Newmont's production portfolio in the short- to medium-term. Project cost versus budget and development stage advancement are used to measure progress during the year.	New projects are important for sustaining Newmont's business over the long-term as well as providing the opportunity to grow production capability.	Completed Twin Creeks Underground, Northwest Exodus and Subika Underground, on or ahead of schedule and within or below budget. We also continued our investments in a number of other projects in our pipeline.
Reserves and Resources	Measures the reserves available for future mining as well as the mineralization not yet proven to the level required for reserve reporting.	The Reserves and Resources metrics promote the long-term sustainability of the business; this includes discovery of new deposits and the successful completion of the work needed to report new deposits.	Reserve additions continue to be focused on value over volume; converting only what the operations need. We had mixed performance on our exploration targets in 2018 but did have 2.7Moz of gold reserves net of revisions and 7.0Moz of gold resources.[2]
Sustainability	Measures Newmont's reputation, as well as achievement of key strategic Sustainability and External Relations objectives relating to access to land, resources and approvals.	Sustainability is a core value for Newmont. We are focused on delivering sustainable value for our people, stakeholders and host communities.	Newmont was named the mining industry's overall leader in sustainability by DJSI World for the fourth year in a row. Showed industry leading behaviors across reduction of freshwater usage as well as exceeding our annual reclamation plans.

(1) See definition and reconciliation in Annex A-1

(2) Total Reserve additions for 2018 are 2.7Moz. Corporate Performance Bonus results exclude additions from acquisitions and Turquoise Ridge joint venture. Total Resource additions for 2018 are 7.0Moz. Corporate Performance Bonus results exclude additions from acquisitions, gold price changes, reclassifications and Turquoise Ridge joint venture. See Annex A-2 for reconciliation and cautionary statement.

TARGET SETTING PROCESS AND CALCULATION OF CORPORATE PERFORMANCE BONUSES

The 2018 Corporate Performance Bonus targets were a mix of demanding financial, production, and growth objectives. Using the annual business plan as the foundation for target setting, a rigorous process is completed annually to ensure the level of difficulty for the bonus plan targets and ranges are deemed to be reasonably challenging. It is the LDCC's perspective that the target should be challenging, yet achievable, and the 2018 targets were structured accordingly. Key components of the process include:



Set Targets	Develop Models	Analyze Results	LDCC Review
▪ Prior year results are reviewed ▪ Initial targets are established based on the approved annual business plan	▪ Statistical models are developed and analyzed based on historical performance ▪ Year-over-year changes for targets and actual results are reviewed for measures that are comparable to inform the level of rigor in the plan	▪ Sensitivity analyses are performed to test various potential outcomes, for example, production, cost, and other operating considerations ▪ Potential individual and combinations of events are reviewed that result in various performance levels	▪ Leadership tests the assumptions used to determine operating performance ▪ Discussion includes appropriate performance improvement balanced by managing incenting excessive risk

Prior year targets and actual results are reviewed to further inform the level of rigor in the plan targets where measures are comparable. Due to the nature of mining cycles, there are situations where the level of rigor may appear to decrease, however, these may be due to such things as mine planning, divestitures and/or unforeseen weather or geological events.

Targets were generally in line with the prior year's plan, however, for 2018, we increased the level of performance required to achieve increased level of payments above target performance. For our financial measures of CPB EBITDA and Cash Sustaining Cost, the rate of payout was decreased from the standard payout schedule until performance reached or exceeded the prior year's actual results.

The structure and results of the Corporate Performance Bonus for 2018 are provided in the table below:

Component		Metrics		Weight	Performance Objectives			2018 Results		
					Min	Target	Max	Result	Outcome	Payout[1]
Health & Safety 20%	Fatality risk management (leading)	Execution		5%	90%	100%	100%	100%	170%	8.5%
		Leadership		3%	50%	65%	95%	50.6%	25%	0.75%
	Health risk management (leading)	Exposure reduction		4%	20%	50%	75%	69%	177%	7.1%
	Total injury rates (lagging)	TRIFR[2]		8%	0.46	0.39	0.31	0.40	25%	2.0%
Operational Excellence 60%	Value creation	EBITDA per share		30%	$ 3.31	$ 3.86	$ 5.37	$ 4.47	115%	34.6%
		ROCE		10%	5%	9%	15%	10.5%	139%	13.9%
	Efficiency	Cash Sustaining Costs (CSC per GEO)[3]		20%	$ 1,000	$ 949	$ 814	$ 948	101%	20.2%
Growth 15%	Project execution	Progress & Spend		8%	20%	100%	200%	—	101%	8.1%
		Project Advancement		2%	20%	100%	200%	—	146%	2.9%
	Exploration success	Reserves per 1,000 shares[4]		2.5%	2.6	7.5	11.81	5.11	61%	1.5%
		Resources[4]		2.5%	3.01	5.04	9.49	7.0	144%	3.6%
Sustainability & External Relations 5%	Access (public targets)	Water strategy		1.5%	80%	100%	120%	158%	200%	3.0%
		Closure & reclamation		1.5%	80%	100%	120%	120%	200%	3.0%
	Reputation	Dow Jones Sustainability Index		2%	within 1% of industry leader			Leader	200%	4.0%
Total Result										**113.2%**

(1) Calculated by multiplying "Weight" x "Outcome."

(2) TRIFR performance was capped at no more than 25% of target due to the fatalities we experienced in 2018.

(3) "GEO" is Gold Equivalent Ounce; determined by converting copper production into a gold equivalent.

(4) Reserves and Resources performance includes revisions.

The payout percentage for the Corporate Performance Bonus at target is 100%. If the minimum/threshold amounts are not achieved for a metric (the threshold), no Corporate Performance Bonus is payable for that metric. For performance between the threshold and maximum for any metric, the amount is prorated to result in a payout percentage between 20% and a maximum of 200%. Newmont's operating performance for 2018 exceeded program targets and in most cases, prior year performance. Base targets were largely in line with those in 2017, we implemented hurdles inside of our 2018 Operational Excellence metrics which were set based on the year ending results from 2017, such that unless the prior year's performance is exceeded, the cap on the metric is 120% of target. The intention is to focus the team on year over year improvement in order to achieve maximum performance.

CORPORATE PERFORMANCE BONUS CALCULATION

To calculate the Corporate Performance Bonus percentage for each of the Officers, the respective target percentage of eligible earnings (i.e., prorated salary) was multiplied by 113.2% to determine the actual value of the bonus. The amount of the Corporate Performance Bonus paid to the Officers is also reflected in the table following the Personal Bonus details.

Base Salary x CPB Target (70% of AICP) x CPB Result (113.2%) = CPB Payout

PERSONAL BONUS (30% OF ANNUAL INCENTIVES)

Personal Bonus Highlights:

- Incorporates the leadership areas of strategy, people and organizational development, safety, operational execution and efficiency, corporate sustainability and financial goals
- Individualized personal objectives established for each Officer by the LDCC; the Chief Executive Officer provides year-end performance assessments for each Officer to the LDCC
- Payment opportunity ranges from 0% to 200% of target based on individual performance around objective results and reasoned business judgment of the LDCC

PURPOSE OF THE PERSONAL BONUS

The purpose of the Personal Bonus (shown in the Non-Equity Incentive Compensation Column of the Summary Compensation Table) is to align personal performance with key individualized objectives that will support the short-term strategic goals that drive the long-term sustainability and performance of the Company. This component of the executive compensation program provides for a well-rounded assessment of executive performance encompassing the broad spectrum of responsibilities inherent in senior leadership roles, resulting in an improved correlation of pay and performance. Specifically, the program serves to provide the ability to:

- Differentiate awards based on a broad perspective of an individual's contribution to the Company;
- Holistically consider performance against functional and individual goals that drive overall corporate metrics;
- Incentivize and reward for key objectives that may be difficult to quantify or lack immediate or tangible measures;
- Reward for timely adjustments to business dynamics not anticipated prior to the performance period which may or may not be within management's control;
- Mitigate the potential risk of sub-optimized results due to a focus on set targets which may no longer be a key priority; and
- Provide an extended long-term perspective ensuring directional alignment of current performance with the vision of the organization's future.

DETERMINING THE PERSONAL BONUS

The Personal Bonus is not strictly formulaic given the difficulty in explicitly quantifying the aggregate performance. Accordingly, payments under this program are awarded based on results against annual objectives subject to the qualified business judgment of the LDCC. The LDCC receives a year-end performance assessment and recommendation for each of the Officers (except for the Chief Executive Officer) from the Chief Executive Officer. For the Chief Executive Officer, the Board of Directors determines the Personal Bonus based on his performance against the stated objectives for the year, as well as other factors potentially not contemplated prior to the start of the year. While the Personal Bonus is based on pre-established and approved individual goals, they do not constitute performance measures that result in automatic payout levels. Instead, they provide a context for the Chief Executive Officer and LDCC to evaluate each Officer's performance and contributions to the Company's success. Personal Bonus payout amounts are reflected in the Non-Equity Incentive Compensation column of the Summary Compensation Table.

While no single personal objective is either material to an understanding of the Company's compensation policies relating to the Personal Bonus program or dispositive in the LDCC's decisions regarding the specific payout levels, in determining the awards for 2018, the LDCC considered the accomplishments as described below for each Named Executive Officer.

PERSONAL OBJECTIVES RESULTS

Key accomplishments for each of the Officers relative to their personal objectives are as follows:

- **Gary Goldberg:** In 2018, Mr. Goldberg sustained Newmont's position as the leader in gold sector value creation by delivering on its long-term strategy. The Company executed superior operational results beating full-year guidance on All-in Sustaining Costs (AISC) and generating $280 million of GAAP Net Income from continuing operations attributable to Newmont stockholders, up from the prior year. This along with an industry-leading balance sheet and investment grade credit profile provided the means to complete expansions and advance projects and exploration across four continents. During 2018, Newmont delivered on and continued to advance key projects projected to deliver an internal rate of return of over 20 percent. Financial results supported the ability to return cash to shareholders through our industry-leading dividend, returning approximately $400 million to shareholders through dividends and share repurchases. The Company continued its industry leadership position in environmental, social and governance (ESG) responsibility and was recognized as the top mining company in the Dow Jones Sustainability Index for the fourth consecutive year and named one of the world's best managed companies in a ranking by the Drucker Institute for The Wall Street Journal. Further, Newmont's commitment to inclusion and diversity was recognized by the National Association of Corporate Directors and in Bloomberg's Gender-Equality Index which we believe are drivers of long-term, sustainable success. Mr. Goldberg has also developed his leadership team through a multi-year succession planning process providing for a bench of ready successors across key leadership roles.

  Noting an otherwise strong year and progress achieved in safety – a core value of Newmont, this performance was overshadowed by the loss of seven colleagues at our Africa and North America operations. While we will never forget these losses, we have made every effort to learn from them, support the families and communities impacted by these losses, as well as strengthen our controls and share our lessons learned across the mining industry. Managing risk and embedding controls to prevent fatalities remain at the heart of Newmont's safety program.

- **Nancy Buese:** Ms. Buese delivered significant improvements in the business planning process and expanded risk management programs across Newmont in 2018. She also enhanced Newmont's shareholder relationships through more robust engagement and disclosure on environmental, social, and governance issues, including a separate investor engagement event focused solely on our ESG performance and its contribution to value and risk management. Through strategic balance sheet management and careful consideration of the Company's cash positions, Ms. Buese's work continued to support our investment grade balance sheet and Newmont's ability to return cash to shareholders through our industry-leading dividend. In addition, she significantly improved the engagement level for the global finance organization and strengthened the talent pool for key roles within the accounting and finance organization.

- **Randy Engel:** Mr. Engel continued to optimize Newmont's asset portfolio with a focus on reserve and resource enhancing opportunities, as well as value accretive transactions that improve the Company's margins. During 2018, Mr. Engel's team refined plans for potential acquisitions and combinations that could significantly enhance Newmont's industry leadership in the areas of sustainable cash flow generation, reserve and resource development, project pipeline depth, financial flexibility and cost improvement. He also continued to integrate the Company's exploration business development strategy, with a focus on establishing industry-leading positions in priority geologic jurisdictions, including Canada, Chile, Colombia, French Guiana and Mexico. Newmont's exploration business development strategy continues to target long-term success rates higher than the historical industry average. Mr. Engel also works closely with Newmont's sustainability and external relations team to effectively manage the Company's geo-political risk profile.

- **Scott Lawson:** Mr. Lawson led efforts to drive operational excellence at Newmont in 2018 resulting in operational efficiencies and cost savings that exceeded expectations. In particular, these improvements focused on areas of technology, supply chain and innovation. As Chief Technology Officer, he delivered a refreshed IT strategy, continued deployment of both IT and Operational Technology cyber programs and IT disaster recovery. Through his work in technical services, he helped to deliver on Newmont's reserve, resource and inventory targets as well as progressing value adding R&D and strategic resource development work in processing and mining. Further, he helped develop a pathway to science-based emission intensity reduction targets, exceeded local and local-local procurement commitments and ensured full implementation and compliance with updated ICMM Tailings Standards across the business.

- **Thomas Palmer**: Mr. Palmer continued to successfully take on additional responsibility which was recognized by his promotion to the President and COO role in November 2018. In addition to leading the operations' teams successful delivery of production and cost targets, he delivered over $500 million in operating efficiencies through our Full Potential[1] continuous improvement program, delivering all of this under geotechnical challenges in North America and Australia. To continue Newmont's position as an industry leader, he co-led the advancement of the digital and operations technology roadmap and implemented the remote asset health center and process control facilities. Significant progress was made with our project pipeline, delivering key projects in each of our regions contributing to inventory and future production. Importantly, with the announcement of his planned promotion to President and CEO in the fourth quarter of 2019, Mr. Palmer continued to establish a strong operations leadership team and bench strength, while also building a pipeline of future talent. Performance in 2018, however, was overshadowed by the loss of seven colleagues at our sites, requiring strong support and response for the families and communities, as well as furthering efforts to ensure safety by progressing our focus on the Fatality Risk Management (FRM) and other safety programs.

The LDCC considered Mr. Goldberg's recommendations, other than for himself, and each Officer's performance and key accomplishments in determining Personal Bonus amounts. In alignment with Mr. Goldberg's recommendations, including his recommendations to address safety given the fatalities at the Africa and North America sites, the Committee approved the amounts as displayed under "Personal Bonus" in the table below.

SAFETY RESULTS FOR 2018:

Recognizing the significance of the safety incidents in 2018, the Committee applied reductions in the Corporate Performance Bonus and Personal Bonus components as proposed by Mr. Goldberg to determine the total bonus amount. The following reductions where applied to Mr. Goldberg's and Mr. Palmer's bonuses:

- Mr. Goldberg's total bonus was reduced by 20%, or $444,795, applying a result of zero for Safety in his Personal Bonus, and applying a result of zero for all Safety and the Sustainability components within the Corporate Performance Bonus.
- Mr. Palmer's total bonus was reduced by 14%, or $164,759, applying a result of zero for Safety in his Personal Bonus, and applying a result of zero for the Safety components of reportable injury reduction and fatality risk management within the Corporate Performance Bonus.

To determine the amount for the Personal Bonus, salary, or eligible earnings, is multiplied by the Officer's respective target percent and the performance result as shown:

| Base Salary | × | Personal Bonus Target (30% of AICP) | × | Performance Result (by individual) | = | Personal Bonus Payout |

---

(1) See note regarding Full Potential on Annex A-2

2018 COMPANY, PERSONAL AND TOTAL BONUS

Payouts for the Corporate Performance Bonus, the Personal Bonus and the resulting total annual bonus for each Named Executive Officer are displayed in the table below: (including reductions noted in the prior section for Mr. Goldberg and Mr. Palmer reflecting safety results for 2018).

Name	2018 Eligible Earnings $[1]	Company Bonus (70%)			Personal Bonus (30%)			Total 2018 Bonus
		Target AICP %	2018 Performance Result	Payout	Target Payout %	2018 Performance Result	Payout	Company + Personal Payout
Gary Goldberg	$1,300,000	105%	84.9%	$1,158,885	45%	100%	$585,000	$1,743,885
Nancy Buese	$ 706,978	70%	113.2%	$ 560,209	30%	140%	$296,931	$ 857,140
Randy Engel	$ 645,989	63%	113.2%	$ 460,694	27%	135%	$235,463	$ 696,157
Scott Lawson	$ 561,992	60%	113.2%	$ 378,524	26%	120%	$171,969	$ 550,493
Thomas Palmer	$ 779,464	88%	101.9%	$ 694,990	38%	110%	$321,529	$1,016,519

(1) Officers that received a salary increase during 2018 have eligible earnings that differ from their annual base salary.

LONG-TERM EQUITY INCENTIVE COMPENSATION

LONG-TERM EQUITY INCENTIVE AWARD DESIGN

67%
Performance Leveraged Stock Units (PSUs)

- Actual value and grant is dependent upon Company TSR performance relative to gold industry peers
- Vests after three years based on performance



100%
Pay "At-Risk"

33%
Restricted Stock Units (RSUs)

- Value is based on Newmont's stock price performance
- Vests one-third per year over three years

PERFORMANCE LEVERAGED STOCK UNITS (PSUs)

PSU Compensation Highlights:

- PSUs represent the single largest component of the Officer compensation program and are aligned with stockholders' experience.
- 2018 PSU Program: Based on our 2017 plan design review, incorporating external feedback on our long-term incentives, the following program was effective for 2018 awards:
  - Performance is based on Newmont's total shareholder return relative to gold mining industry peers, requiring above-median performance for target payout; and
  - A 'maximum value cap' and a 'negative TSR cap' were implemented.

PSU AWARDS GRANTED IN 2018 - 2018 TO 2020 PERFORMANCE PERIOD

The target stock award for each Officer in 2018 was determined by multiplying the Officer's base salary by their target PSU award percentage. This value was then divided by the average daily closing price for the first 25 trading days of the three-year performance period to reduce the potential variability between the grant date and the performance baseline.

(Base Salary x Target %)	/	Stock Price Baseline	=	Target Performance Leveraged Stock Units

In 2019, grants will be determined based on a value and decoupled from the base salary multiple to ensure adjustment of different components of pay for different reasons do not impact every element of the program.

PSU PEER GROUP

The number of shares earned is calculated based on the Total Shareholder Return ("TSR") of Newmont's common stock relative to the TSR of the members of an industry peer group during the performance period from 2018 to 2020.

The companies in the TSR peer group prior to 2017 include all companies listed below with the exception of Randgold which was added to the group in 2017 to more closely align to the competitor peer group used for gold mining comparisons. For subsequent grants in 2017 and 2018, the TSR peer group consists of the full list of companies below, and may be altered prospectively from time to time due to mergers, acquisitions or at the discretion of the LDCC:

Agnico Eagle Mines Limited	Gold Fields Limited
Anglogold Ashanti Limited	Harmony Gold Mining Company Limited
Barrick Gold Corporation	Kinross Gold Corporation
Compañía de Minas Buenaventura S.A.A.	Newcrest Mining Limited
Freeport-McMoran Copper & Gold Inc.	Randgold
Goldcorp Inc.	Yamana Gold Inc.

The TSR peer group varies from the total compensation peer group as the TSR peer group is comprised of only companies with large gold mining operations, irrespective of comparable company size. The LDCC determined that a relative TSR peer group should focus on companies with gold operations, as those are the Company's direct competitors for investors and are subject to similar market forces related to gold price changes. The total compensation peer group includes companies without gold operations, but those entities are more similar in revenue, net income, total assets, market capitalization and number of employees.

DETERMINING PSU AWARDS - 2018 TO 2020 PERFORMANCE PERIOD

To calculate the TSR during the period, the ending average price (the average closing price over the thirty trading day period ending on February 26, 2021, excluding the final five trading days) plus the dividends distributed during the Performance Period (accumulated on the ex-dividend date) is divided by the beginning average price (the average closing stock price over the twenty-five trading day period from January 19, 2018 to February 25, 2018). The TSR is compared to the TSR peer group and this positioning is applied to the payout schedule, shown below.

Rank	Payout
1st and 2nd Rank	200%
3rd Rank	175%
4th Rank	150%
5th Rank	125%
6th Rank	100%
7th Rank	88%
8th Rank	75%
9th Rank	63%
10th Rank	50%
11th Rank and below	0%

Performance can produce payout percentages ranging from 0% to 200%. The payout percentage is capped at 100% if Newmont's absolute TSR is negative for the period. Additionally, the total value of payout shall not exceed four times the dollar value of the value at grant.

DETERMINING PSU AWARDS - 2016 TO 2018 PERFORMANCE PERIOD

The target stock award for each Officer in 2016 was determined by multiplying the Officer's base salary by their target PSU award percentage at the time of the award. This value was then divided by the average daily closing price for the first 25 trading days of the three-year performance period to reduce the potential variability between the grant date and the performance baseline. The number of PSUs earned was determined at the end of the three-year performance period based upon the change in Newmont's stock price (the "Market Payout Factor") and the relative performance of Newmont's stock price versus an industry peer group (the "TSR Payout Factor").

The ending price is determined based on the average daily closing price for the last 25 trading days of the performance period. Payment for the PSU program can range from 0% to 200% in total (see 2017 proxy statement for full disclosure on plan design).

PSU RESULTS FOR 2016-2018

Newmont's stock price performed more favorably than many of its peers, with a 76% increase in total shareholder return over the extended performance period, resulting in a 150% MPF payout and ended the period in the first quartile of the PSU peer group at the 82nd percentile resulting in a TPF payout factor of 50%, resulting in an overall PSU performance for 2018 of 200%.

The chart below shows the awards for each Officer made in late February 2019, based on the Company's performance for the period 2016-2018:

Name	PSU Base Salary	Target %	Award Amount (C)=(AxB)	Average Q4 2015 Closing Price	Target Shares Award (E=C/D)	MPF Result	TPF Result	PSU Result (H=F+G)	PSU Award[1] (Rounded Down) (ExH)
	(A)	(B)	(C)	(D)	(E)	(F)	(G)	(H)	(I)
Gary Goldberg	$1,300,000	367%	$4,766,667	$19.04	250,350	150%	50%	200%	500,700[2]
Nancy Buese[3]	—	—	—	—	—	—	—	—	—
Randy Engel	$ 630,000	200%	$1,260,000	$19.04	66,176	150%	50%	200%	132,352
Scott Lawson	$ 450,000	180%	$ 810,000	$19.04	42,542	150%	50%	200%	85,084
Thomas Palmer	$ 750,000	233%	$1,750,000	$19.04	91,911	150%	50%	200%	183,822

(1) PSU Award reflects what was awarded in February 2019 for 2016-2018 performance versus the Summary Compensation Table which reflects targets set in 2018, which will be awarded (if at all) in early 2021.

(2) As the Committee and the Board of Directors reviewed pay in its entirety for 2018 and aligned performance with the Company's Values - Safety, Integrity, Sustainability, Inclusion and Responsibility, the Board of Directors with Mr. Goldberg's support elected to reduce his PSU payout for the 2016 PSUs by $450,000 or 12,252 shares.

(3) Ms. Buese was not employed with Newmont at the time of the 2016 PSU award.

RESTRICTED STOCK UNITS

2018 RESTRICTED STOCK UNIT AWARDS

The Company granted Restricted Stock Unit Awards on February 26, 2018. The RSUs vest in equal annual increments on the first, second and third anniversaries from the date of grant and are paid out in stock. The 2018 grants were made in the following amounts:

Name	2018 Base Salary	Target %	Target Award Amount (C)=(AxB)	Award Date FMV of NEM Stock	Shares Awarded (Rounded Down) (E=C/D)
	(A)	(B)	(C)	(D)	(E)
Gary Goldberg	$1,300,000	183%	$2,383,333	$39.01	61,095
Nancy Buese	$ 715,000	117%	$ 834,167	$39.01	21,383
Randy Engel	$ 650,000	100%	$ 650,000	$39.01	16,622
Scott Lawson	$ 565,000	90%	$ 508,500	$39.01	13,035
Thomas Palmer	$ 775,000	117%	$ 904,167	$39.01	23,178

The Company accrues cash dividend equivalents on PSUs and RSUs and makes the payment after vesting when common stock is issued.

PERQUISITES

The Company's philosophy is to provide minimal perquisites to its executives. The LDCC believes that these perquisites are reasonable and consistent with prevailing market practice and the Company's overall compensation program. Perquisites are not a material part of our compensation program.

The Company provides financial advisory services for the executives to assist with managing complex personal financial planning and demands of their role. For 2018, the benefit value ranges from $13,215 to $16,645 depending on employee level, and the executive may decide whether or not to receive the financial advisory services. If the executive elects to receive the financial advisory services, the amount of such services will be paid by the Company but not grossed up for tax liability. Separately, as the Company believes in promoting financial wellness for all employees, the Company also provides access to individual financial planning services for all employees under the terms of the agreement with the Company's 401(k) administrator.

Minimal personal use of administrative assistant services is occasionally provided by Company staff.

In alignment with Newmont's safety and wellness culture, the LDCC approved the implementation of annual Executive Health Assessments for the CEO and the executive team, including all of the Named Executive Officers effective January 1, 2016. Use of this benefit is voluntary and not all executives utilize it annually. Value for the assessment ranges from approximately $2,115 to $3,050 per senior executive and does not include a tax gross-up.

POST-EMPLOYMENT ARRANGEMENTS

POST-EMPLOYMENT COMPENSATION

In order to alleviate concerns that may arise in the event of an employee's separation from service with the Company and enable employees to focus on Company duties, the Company has post-employment compensation plans and programs in place that include Company funded benefits as well as employee contribution-based benefits. Post-employment compensation plans and programs provide for a broad range of post-employment benefits to employees, including Officers, and create strong incentives for employees to remain with the Company. The Company's decisions regarding post-employment compensation take into account the industry sector and general business comparisons to ensure post-employment compensation is aligned with the broader market.

RETIREMENT

The Company offers two tax-qualified retirement plans, the Pension Plan, which is a defined benefit plan, and the Savings Plan, which is a defined contribution plan (401(k)). Both of these plans are available to a broad range of Company employees, generally including all U.S. domestic salaried employees. Because of the qualified status of the Pension Plan and Savings Plan, the Internal Revenue Code limits the benefits available to highly-compensated employees. As a result, the Company provides a non-qualified defined benefit plan (Pension Equalization Plan) and a non-qualified savings plan (Savings Equalization Plan) for executive grade level employees who are subject to the Internal Revenue Code limitations in the qualified plans. The two equalization plans are in place to give executive grade level employees the full benefit intended under the qualified plans by making them whole for benefits otherwise lost as a result of Internal Revenue Code annual compensation limits.

On a regular basis, the Company reviews its retirement benefits. The purpose of the review is to assess the level of replacement income that the Company's retirement plans provide for a full career Newmont employee. The Company attempts to maintain a competitive suite of retirement benefits that accomplishes a degree of income replacement post retirement. The level of income replacement varies depending on the income level of the employee. The benefits included in the analysis are the pension plan, pension equalization plan, 401(k) matching contribution and social security benefits. The Company retirement benefits are important hiring and retention tools for all levels of employees within the Company.

See the 2018 Pension Benefits Table and 2018 Non-Qualified Deferred Compensation Table for a description of benefits payable to the Officers under the Pension Plan, Pension Equalization Plan and the Savings Equalization Plan.

CHANGE OF CONTROL

The Company recognizes that the potential for a change of control can create uncertainty for its employees that may interfere with an executive's ability to efficiently perform his or her duties or may result in a voluntary termination of an executive's employment with the Company during a critical period. As a result, the Company has a legacy, 2008 Executive Change of Control Plan and a more recent, 2012 Executive Change of Control Plan, applicable to anyone hired or promoted into an eligible position on or after January 1, 2012. The 2008 plan remains in place for employees who were eligible on, or prior to, December 31, 2011. Neither plan contains an excise tax gross-up, and the 2012 plan reduced the formula for the change of control base cash benefit, removed retirement plan contributions and reduced the time period for continuation of health benefits. Of the Named Executive Officers, based on their dates of hire, Messrs. Goldberg and Engel are eligible for benefits under the 2008 Executive Change of Control Plan; Ms. Buese and Messrs. Palmer and Lawson are eligible for benefits under the 2012 Executive Change of Control Plan.

Beginning in 2017, in the event of a Change of Control, and a qualifying termination of employment, all new and future officers will be eligible to receive no more than two times annual pay and other benefits. In the event of a Change of Control, as defined in both the 2008 and 2012 Plans, and a qualifying termination of employment, certain designated Officers receive up to three times annual pay and other benefits. See the Potential Payments Upon Termination or Change of Control section for potential amounts payable to the Officers under the applicable Change of Control Plan. These benefits, paid upon termination of employment following a change of control on what is sometimes referred to as a "double-trigger" basis, provide incentive for executives to remain employed to complete the transaction and provide compensation for any loss of employment thereafter.

The 2013 Stock Incentive Plan approved by stockholders in 2013 incorporates a double-trigger upon change of control for any equity vesting and all equity outstanding only vests upon a double-trigger of change of control and termination of employment.

SEVERANCE

On October 26, 2011, the Company adopted the Executive Severance Plan of Newmont (the "ESP") which replaced the Severance Plan of Newmont for employees in executive levels. The ESP provides severance benefits following involuntary termination without cause. The ESP was adopted to mitigate negotiation of benefits upon termination, provide additional protection to the Company and define and cap severance costs. Maximum benefits under the ESP are reduced from the prior severance plan of Newmont. Equity will vest pro-rata. The pro-rata portion represents the amount deemed to be earned. The purpose of the ESP is to provide income and benefit replacement for a period following employment termination, where termination is not for cause. The ESP allows the terminated employee time and resources to seek future employment.

See the Potential Payments Upon Termination or Change of Control section for potential amounts payable to the Officers.

EXECUTIVE AGREEMENTS

All of the Officers are at-will employees of the Company, without employment agreements. However, the Company agreed to provide Mr. Goldberg with benefits under the Executive Severance Plan of Newmont at the time of his hire, pursuant to the terms of such plan, even if the Company alters the terms of such plan in the future. There have been no changes to the Executive Severance Plan of Newmont.

PRACTICES AND POLICIES RELATED TO EQUITY COMPENSATION

POLICY WITH RESPECT TO THE GRANTING OF EQUITY COMPENSATION

The Board has delegated to the LDCC the authority to grant equity to Officers, except the CEO; Board of Directors' approval is required for CEO grants.

CRITERIA CONSIDERED IN DETERMINING THE AMOUNT OF EQUITY-BASED COMPENSATION AWARDS

The LDCC considers several factors when determining equity awards for our Officers, including performance, market practice, projected business needs, the projected impact on stockholder dilution, and the associated compensation expense that will be included in our financial statements. Based on these considerations, the LDCC has managed stockholder dilution well within the norms of our peers and stated guidelines from proxy advisory services and institutional investors. For 2018, Newmont's gross burn rate (annual use of shares as a percentage of shares outstanding) was approximately 0.51%, below the benchmark set by governance advisory services for our industry.

DETERMINATION OF AWARDS

The LDCC grants equity awards to the Officers and recommends equity awards for the CEO to the full Board to approve. In addition to the targets discussed above, the LDCC is responsible for determining who should receive awards, when the awards should be made and the number of shares to be granted for each award (in accordance with "Newmont's Policy with Respect to the Granting of Equity Compensation" as described above). The LDCC considers grants of long-term incentive awards to the Officers each fiscal year. The awards are granted at fair market value (the average of the grant date high and low stock price for Newmont) shortly after the release of quarterly earnings, in which case, financial performance and potentially other material items have already been disclosed publicly, prior to the granting of any awards.

Awards granted in 2018 were determined in accordance with the terms of each long-term incentive program as approved by the LDCC.

ACCELERATED GRANT AND VESTING OF STOCK AWARDS

CHANGE OF CONTROL

Immediately prior to a change of control, the following occurs:

- **PSUs:** PSU performance will be measured using the change of control price of the Company stock. The pro-rata percentage of the actual payout of PSUs correlating to the period of time that elapsed prior to the change of control shall be granted in common stock. For the remainder of the actual PSUs correlating to the performance period that did not elapse prior to the change of control, the Company will issue restricted stock units that will vest at the end of the performance period. In the event that the acquiring company will not issue equity, the acquiring company may issue cash equivalent awards; and
- **RSUs:** In the event of severance or retirement, RSU grants shall vest in a pro-rata amount based upon the date of grant and separation date. In the event of death or disability, vesting schedule will terminate and all non-forfeited awards will become fully vested.

TERMINATION OF EMPLOYMENT FOLLOWING CHANGE OF CONTROL

All PSUs and RSUs vest upon termination of employment following a change of control.

DEATH / LONG-TERM DISABILITY / RETIREMENT / SEVERANCE

▪ **PSUs:** In the event of severance, retirement, death or disability, PSU grants shall vest in a pro-rata amount based on actual performance for each PSU award. Performance for the time period for each award will be calculated (using the most recent fiscal quarter-end performance) and settled accordingly on a pro-rated basis.

▪ **RSUs:** In the event of severance, retirement, death or disability, RSU grants shall vest in a pro-rata amount based upon the date of grant and separation date. For 2018 grants, after the first anniversary, the full award shall continue to vest on the vesting schedule in retirement if the grantee is at least age 55, with at least 5 years of continuous service and a total of 65 when adding age plus years of continuous service.

STOCK OWNERSHIP GUIDELINES

The Company's stock ownership guidelines require that all Officers own shares of the Company's stock, the value of which is a multiple of base salary. For the Officers, the stock ownership guidelines are as follows and in the adjoining table:

EXECUTIVE STOCK OWNERSHIP REQUIREMENTS



CEO — **6x** Annual Base Salary

Other NEOs — **3x** Annual Base Salary

Stock ownership guidelines were put in place to increase the alignment of interests between executives and stockholders by encouraging executives to act as equity owners of the Company. The LDCC sets the ownership guidelines by considering the size of stock awards. Directly and indirectly owned common stock and unvested RSUs are considered owned for purposes of the guidelines. The LDCC reviews compliance with the guidelines annually. Executives who are new to their positions have five years to comply with the guidelines. Mr. Goldberg currently exceeds the stock ownership guideline owning approximately 18 times his 2018 base salary as of Dec. 31, 2018, valued at the Newmont closing price on December 31, 2018 of $34.65. All of the executives identified above are in compliance with the stock ownership guidelines or fall within the exception period.

RESTRICTIONS ON TRADING STOCK

The Company has adopted a stock trading standard for its employees, including the Officers. The standard prohibits certain employees from trading during specific periods at the end of each quarter until after the Company's public disclosure of financial and operating results for that quarter, unless they have received the approval of the Company's general counsel. The Company may impose additional restricted trading periods at any time if it believes trading by employees would not be appropriate because of developments at the Company that are, or could be, material. In addition, the Company requires pre-clearance of trades in Company securities for its Officers and prohibits buying shares on margin or using shares as collateral for loans. Other than as stated in this paragraph and the stock ownership requirements stated above, the Company does not have a holding period on common stock delivered following the expiration of a restricted stock unit vesting period, or common stock delivered following the exercise of a stock option.

RESULTS OF THE 2018 ADVISORY VOTE ON 2017 EXECUTIVE COMPENSATION

In 2018, Newmont conducted an advisory vote on the 2017 compensation of the Officers in accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act enacted in 2010, commonly known as "Say on Pay." In 2018, our Say on Pay proposal received 95% support. Newmont regularly engages stockholders to discuss a variety of aspects of our business and welcomes stockholder input and feedback. The Say on Pay vote serves as an additional tool to guide the Board and the LDCC in ensuring alignment of the Company's executive compensation programs with stockholder interests.

Consistent with the Company's ongoing commitment to best practices in compensation governance and strong emphasis on pay for performance, the LDCC commits to continue to review compensation programs to ensure that executive pay aligns with stockholder interests. The LDCC will continue working to ensure that the design of the Company's executive compensation programs is focused on long-term stockholder value creation, emphasizes pay-for-performance, and does not encourage the taking of short-term risks at the expense of long-term results. The LDCC will continue to use the Say on Pay vote as a guidepost for stockholder sentiment and will continue to respond to stockholder feedback.

TAX DEDUCTIBILITY OF COMPENSATION

Section 162(m) of the Internal Revenue Code of 1986, as amended, limits the amount of compensation in excess of $1,000,000 that the Company may deduct in any one year with respect to certain of its executive officers whose compensation must be included in this proxy statement. In 2018, compensation amounts for the named executives Mr. Goldberg, Ms. Buese, Mr. Engel, and Mr. Palmer are greater than $1,000,000 and a portion of their salaries, bonuses, stock awards, and other compensation items are not deductible by the Company.

2018 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary[1] ($)	Bonus[2] ($)	Stock Awards[3] ($)	Non-Equity Incentive Plan Compensation[4] ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings[5] ($)	All Other Compensation[6] ($)	Total ($)
Gary Goldberg President and Chief Executive Officer	2018	$1,300,000	$ 0	$ 7,666,801	$ 1,743,885	$ 654,760	$ 28,325	$11,393,772
	2017	$1,300,000	$ 0	$ 9,119,464	$2,523,690	$ 855,874	$ 28,416	$ 13,827,445
	2016	$ 1,270,742	$ 0	$11,778,961	$2,704,393	$ 726,422	$ 109,576	$16,590,094
Nancy Buese Executive Vice President and Chief Financial Officer	2018	$ 706,978	$ 0	$ 2,683,347	$ 857,140	$ 151,961	$ 16,500	$ 4,415,926
	2017	$ 675,000	$ 0	$ 3,013,245	$ 893,835	$ 232,483	$ 17,802	$ 4,832,365
	2016	$ 90,865	$1,341,150	$ 2,599,992	$ 115,290	$ 13,252	$ 3,332	$ 4,163,881
Randy Engel Executive Vice President, Strategic Development	2018	$ 645,989	$ 0	$ 2,090,904	$ 696,157	$ 0	$ 28,728	$ 3,461,778
	2017	$ 630,000	$ 0	$ 2,650,570	$ 742,316	$1,094,322	$ 31,230	$ 5,148,439
	2016	$ 627,196	$ 0	$ 4,613,559	$ 851,682	$ 1,277,350	$ 58,542	$ 7,428,329
Scott Lawson Executive Vice President and Chief Technical Officer	2018	$ 561,992	$ 0	$ 1,635,744	$ 550,494	$ 161,630	$ 16,500	$ 2,926,359
Thomas Palmer Executive Vice President and Chief Operating Officer	2018	$ 779,464	$ 0	$ 2,908,544	$ 1,016,518	$ 224,922	$ 55,165	$ 4,984,614
	2017	$ 750,000	$ 0	$ 3,348,025	$ 1,255,500	$ 236,688	$243,805	$ 5,834,018
	2016	$ 615,134	$ 650,000	$ 4,324,405	$ 641,070	$ 98,313	$291,433	$ 6,620,354

(1) Represents salary paid during 2018. Regarding salary for 2016, for Ms. Buese, represents salary paid upon joining the Company on October 31, 2016, through December 31, 2016, and for Mr. Palmer, includes Australian earnings through April 30, 2016, converted at an exchange rate of $1 Australian dollar: $0.734 U.S. dollar.

(2) No supplemental bonuses were paid for 2018. For 2016, amount shown for Ms. Buese represents a sign-on bonus paid in 2016 and differentiation from the Corporate Performance and Personal Bonus payments. The differentiation from the Corporate Performance and Personal Bonus in 2016 for Ms. Buese is a calculation of such payout based on annualized salary rate rather than salary paid in the year. Ms. Buese received a sign on bonus of $600,000 and a differentiation from the Corporate Performance and Personal Bonus of $741,150 in consideration of compensation forfeited from a prior employer as a result of joining Newmont. For Mr. Palmer, represents a relocation bonus of $650,000 to assist with additional support for his transition from Australia to the U.S.

(3) Amounts shown represent the aggregate grant date fair value computed in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 718 ("ASC 718"). The Company's 2005 and 2013 Stock Incentive Plans define fair market value of the stock as the average of the high and low sales price on the date of the grant, which is the grant date fair value for the 2016, 2017 and 2018 restricted stock unit grants. For the 2018 restricted stock unit grants, the fair market value on the date of the grant, February 26, 2018, was $39.01. For the 2016 and 2017 restricted stock unit grants, the fair market value on the date of the grant, February 22, 2016, was $24.785 and February 27, 2017, was $35.01. Pursuant to ASC 718, the aggregate grant date fair value of Performance Leveraged Stock Units ("PSU") is determined by multiplying the target number of shares by a Monte Carlo calculation model, which determined a grant date fair value of the 2018-2020 (payout 2021) Performance Leveraged Stock Units of $43.14 per share for each participating Named Executive Officer. For 2017-2019 Performance Leveraged Stock Units (payout 2020, reflected in 2017), the aggregate grant date fair value of Performance Leveraged Stock Units is determined by multiplying the target number of shares by a Monte Carlo calculation model value of $50.14 per share for each participating Named Executive Officer. For 2016-2018 Performance Leveraged Stock Units (payout 2019, reflected in 2016), the aggregate grant date fair value of Performance Leveraged Stock Units is determined by multiplying the target number of shares by a Monte Carlo calculation

model value of $37.53 per share for each participating Named Executive Officer. The maximum value of the Performance Leveraged Stock Units is 200% of target. Amounts also include the increased restricted unit grant in 2017 for Mr. Engel which was provided to recognize long-term performance generally and strategic work related to the sale of Newmont's Indonesian assets over the course of the prior several years in addition to serving as a long-term retention tool to maintain important institutional knowledge with the Company.

(4) Amounts shown represent Corporate Performance Bonuses and the Personal Bonuses paid in cash. The executives received bonuses as follows: Mr. Goldberg corporate $1,158,885 and personal $585,000; Ms. Buese corporate $560,209 and personal $296,931; Mr. Engel corporate $460,694 and personal $235,463; Mr. Lawson corporate $378,524 and personal $171,969; and Mr. Palmer corporate $694,990 and personal $321,529.

(5) Amounts shown represent the increase in the actuarial present value under the Company's qualified and non-qualified defined benefit pension plans. The PEP interest rate is based upon the PBGC interest rate. At December 31, 2018, the PBGC lump sum interest rate was 1.50%, at December 31, 2017, the PBGC lump sum interest rate was 0.75%, and at December 31, 2016, the PBGC lump sum interest rate was 0.75%. At December 31, 2018, the FASB rate was 4.4%, at December 31, 2017, the FASB rate was 3.77%, and at December 31, 2016, the FASB rate was 4.36%.

(6) Amounts shown are described in the All Other Compensation Table.

Refer to the Compensation Discussion and Analysis section of this Proxy Statement for a description of the components of compensation, along with a description of all material terms and conditions of each component. In 2018, the Salary and Bonus columns accounted for 11.0% of Mr. Goldberg's total compensation as reflected in the Summary Compensation Table. The Salary and Bonus columns accounted for 16.0%, 18.7%, 19.2%, and 15.6% of Ms. Buese's, Mr. Engel's, Mr. Lawson's and Mr. Palmer's total compensation, respectively, as reflected in the Summary Compensation Table.

2018 ALL OTHER COMPENSATION TABLE

Name	Company Contributions to Defined Benefit Plans[1] ($)	Change in Value of Post-Retirement Medical and Life Insurance[2] ($)	Perquisites[3] ($)	Relocation Reimbursement and Tax Gross-Ups[4] ($)	Total ($)
Gary Goldberg	$16,500	$0	$11,825	$ —	$28,325
Nancy Buese	$16,500	$0	$ —	$ —	$16,500
Randy Engel	$16,500	$0	$12,228	$ —	$28,728
Scott Lawson	$16,500	$0	$ —	$ —	$16,500
Thomas Palmer	$16,500	$0	$18,726	$19,939	$55,165

(1) Under the Company's defined contribution plan, the Savings Plan, the Company will match 100% of the first 6% of a participant's base salary contribution to the Savings Plan annually with a maximum match of $16,500.

(2) Mr. Engel is eligible for retiree medical and life insurance benefits, having been employed before January 1, 2003. Messrs. Goldberg, Palmer and Lawson and Ms. Buese are not eligible. Negative values are not included in the table in accordance with SEC disclosure guidance.

(3) The Company provides the named executive officers with the opportunity to obtain financial advisory services up to a value of $16,500, paid by the Company and executive health assessment benefits with a maximum value of approximately $3,050. These amounts are not grossed up for taxes and any executive electing to obtain the services is responsible for the personal tax liability associated with the imputed income for the benefit. Mr. Goldberg's perquisite consists of $9,709 for financial advisory services and $2,116 for the executive health assessment. Mr. Engel's perquisite consists of $12,228 for financial advisory services. Mr. Palmer's perquisite consists of $12,228 for financial advisory services, $3,050 for the executive health assessment, and $3,448 for personal administrative services provided by Company staff.

(4) For Mr. Palmer, this amount includes $14,386 for tax preparation assistance, $4,164 for additional financial services related to his relocation and tax preparation, and $1,389 in tax gross-up related to the tax preparation assistance.

2018 GRANTS OF PLAN-BASED AWARDS TABLE

| | Grant Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] | | | Estimated Future Payouts Under Equity Incentive Plan Awards[2] | | | All Other Stock Awards Number of Shares of Stock or Units (#) | Grant Date Fair Value of Stock and Option Awards[3] ($) |
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Gary Goldberg 2018 AICP (Corporate & Personal Objectives Bonus)		$273,000	$1,950,000	$3,900,000					
2018 PSU (payable 2021)	2/26/2018				0	122,473	244,946		$5,283,485
2018 RSU	2/26/2018							61,095	$2,383,316
Nancy Buese 2018 AICP (Corporate & Personal Objectives Bonus)		$ 98,977	$ 715,000	$1,430,000					
2018 PSU (payable 2021)	2/26/2018				0	42,865	85,730		$1,849,196
2018 RSU	2/26/2018							21,383	$ 834,151
Randy Engel 2018 AICP (Corporate & Personal Objectives Bonus)		$ 81,395	$ 585,000	$1,170,000					
2018 PSU (payable 2021)	2/26/2018				0	33,401	66,802		$1,440,919
2018 RSU	2/26/2018							16,662	$ 649,985
Scott Lawson 2018 AICP (Corporate & Personal Objectives Bonus)		$ 66,877	$ 480,250	$ 960,500					
2018 PSU (payable 2021)	2/26/2018				0	26,130	52,260		$1,127,248
2018 RSU	2/26/2018							13,035	$ 508,495
Thomas Palmer 2018 AICP (Corporate & Personal Objectives Bonus)		$136,406	$ 968,750	$1,937,500					
2018 PSU (payable 2021)	2/26/2018				0	46,462	92,924		$2,004,371
2018 RSU	2/26/2018							23,178	$ 904,174

(1) Amounts shown represent threshold, target and maximum amounts for 2018 Corporate & Personal Bonuses. The Corporate Performance Bonus has a threshold of 20% payout, with the potential to have a zero payout, and the Personal Bonus has no threshold. The LDCC established the target for corporate metrics and personal objectives in March 2018. Payments of Corporate Performance & Personal Bonuses for 2018 performance are shown in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table. Refer to the Compensation Discussion and Analysis for a description of the criteria for payment of Corporate Performance & Personal Bonuses.

(2) Amounts shown represent the threshold, target and maximum number of shares of the Performance Leveraged Stock Unit bonuses potentially awardable for the targets set in 2018, which will pay out in 2021. See the Compensation Discussion and Analysis for a description of these awards and the rationale.

(3) Amounts shown represent the aggregate grant date fair value computed in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 718 ("ASC 718"). For the restricted stock units, the grant date fair value is the target number of shares granted multiplied by the fair market value on the date of grant. The Company's 2005 and 2013 Stock Incentive Plans define fair market value of the stock as the average of the high and low sales price on the date of the grant, which is the grant date fair value for the restricted stock units. The fair market value on the date of grant, February 26, 2018, was $39.01, and the grant values are shown in the Stock Awards column of the Summary Compensation Table. The restricted stock unit awards vest pro-ratably over three years. See the Compensation Discussion and Analysis for a description of this award and the rationale. Pursuant to ASC 718, the aggregate grant date fair value of Performance Leveraged Stock Units is determined by multiplying the target number of shares by a Monte Carlo grant date fair value $43.14 for the 2018-2021 (payout 2021) Performance Leveraged Stock Unit grant, and such amounts are shown in the Stock Awards column of the Summary Compensation Table.

2018 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

Name	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options[1] (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price	Option Grant Date	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
Gary Goldberg						32,054[4]	$1,110,671		
						45,384[5]	$1,572,556		
						60,359[6]	$2,091,439		
2016-2019 PSU (payout 2019)								500,700	$17,349,255
2017-2020 PSU (payout 2020)								268,694	$ 9,310,247
2018-2021 PSU (payout 2021)								244,946	$ 8,487,379
Nancy Buese						14,996[5]	$ 519,611		
						21,383[6]	$ 740,921		
2017-2020 PSU (payout 2020)								88,782	$ 3,076,296
2018-2021 PSU (payout 2021)								85,730	$ 2,970,545
Randy Engel						8,473[4]	$ 293,589		
						60,520[7]	$2,097,018		
						16,567[5]	$ 574,047		
						16,662[6]	$ 577,338		
	41,863		$ 39.95	5/4/09	5/4/19				
	34,982		$ 55.675	4/29/10	4/29/20				
	33,000		$ 58.685	4/25/11	4/25/21				
2016-2019 PSU (payout 2019)								132,352	$ 4,585,997
2017-2020 PSU (payout 2020)								71,024	$ 2,460,982
2018-2021 PSU (payout 2021)								66,802	$ 2,314,689
Scott Lawson						5,447[4]	$ 188,739		
						9,426[5]	$ 326,611		
						13,035[6]	$ 451,663		
2016-2019 PSU (payout 2019)								85,084	$ 2,948,161
2017-2020 PSU (payout 2020)								55,806	$ 1,933,678
2018-2021 PSU (payout 2021)								52,260	$ 1,810,809
Thomas Palmer						11,768[4]	$ 407,761		
						16,662[5]	$ 577,338		
						23,178[6]	$ 803,118		
2016-2019 PSU (payout 2019)								183,822	$ 6,369,432
2017-2020 PSU (payout 2020)								98,646	$ 3,418,084
2018-2021 PSU (payout 2021)								92,924	$ 3,219,817

(1) From 2006 to 2011 stock options were granted one time per year. The Company did not grant stock options in 2012 or thereafter.

(2) Assumes stock price of $34.65, the closing price on December 31, 2018.

(3) Maximum number of Performance Leveraged Stock Unit bonuses are shown for all outstanding targets for which performance and grant are not yet determined, which are described in the Compensation Discussion and Analysis. The maximum achievable amount of Performance Leveraged Stock Unit bonuses is 200% of target.

(4) Vesting date is February 22, 2019.

(5) Vesting dates are February 27, 2019 and 2020.

(6) Vesting dates are February 26, 2019, 2020 and 2021. For Mr. Goldberg, shares reflect the removal of 736 shares accelerated at fiscal year-end, all of which were withheld to cover taxes due at December 31, 2018, due to the retirement provisions of the award.

(7) Vesting date is February 22, 2021.

2018 OPTION EXERCISES AND STOCK VESTED TABLE

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Gary Goldberg	—	—	443,510	$17,264,575
Nancy Buese	—	—	57,695	$ 1,882,714
Randy Engel	—	—	147,097	$ 5,728,816
Scott Lawson	—	—	91,116	$ 3,548,533
Thomas Palmer	—	—	76,298	$ 2,964,133

2018 PENSION BENEFITS TABLE[1]

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Gary Goldberg	Pension Plan	7.083	$ 271,534	—
	Pension Equalization Plan	7.083	$3,536,204	—
Nancy Buese	Pension Plan	2.250	$ 70,086	—
	Pension Equalization Plan	2.250	$ 327,610	—
Randy Engel	Pension Plan	25.000	$1,234,215	—
	Pension Equalization Plan	25.000	$6,440,509	—
Scott Lawson	Pension Plan	6.083	$ 196,575	—
	Pension Equalization Plan	6.083	$ 614,385	—
Thomas Palmer	Pension Plan	2.667	$ 78,917	—
	Pension Equalization Plan	2.667	$ 481,005	—

(1) All calculations in the 2018 Pension Benefits Table were calculated using target Corporate Performance Bonus and target Personal Bonus for 2018.

The Company provides two tax-qualified retirement plans, a Pension Plan and a Savings Plan (401(k) plan). In addition, the Company offers a non-qualified pension plan (the "Pension Equalization Plan"), and non-qualified savings plan (the "Savings Equalization Plan") for executive grade level employees.

PENSION PLAN

Mr. Goldberg, Ms. Buese, Mr. Engel, Mr. Lawson and Mr. Palmer are participants in the qualified Pension Plan. The Pension Plan is available to a broad group of Company employees, which generally includes U.S. domestic salaried employees of the Company. The plan provides for post-retirement payments determined by a formula based upon age, years of service and pension-eligible earnings for employees hired before January 1, 2007, called the final average pay calculation, up to July 2014. For employees hired after January 1, 2007, and for all participants accruing benefits beginning July 2014 including those formerly in the final average pay pension plan, the plan provides for post-retirement payments determined by a formula based upon years of service.

FINAL AVERAGE PAY CALCULATION

As of July 2014, all employees accrue pension benefits in the stable value pension. However, those employees hired before January 1, 2007, retain previously accrued benefits in the final average pay pension. Age 62 is the normal retirement age under the Pension Plan for final average pay calculation, meaning the age upon which the employee may terminate employment and collect benefits, or a participant may retire at age 55 with 10 years of service and collect reduced benefits immediately. If a Pension Plan participant terminates employment prior to age 55, but has a vested benefit by having acquired 5 years of service with the Company, the participant will begin to collect a benefit at age 62. If the participant terminates employment prior to age 55, but has 10 or more years of service with the Company, the participant may elect to collect a reduced benefit at age 55. If a participant attains the age of 48, has 10 years of service, and is terminated from employment within 3 years of a change of control, the participant is entitled to commence benefits. The Pension Plan utilizes the same definition of change of control as the Executive Change of Control Plan. The formula based upon age and years of service for benefits provides a strong incentive for Company employees to remain employed with the Company, even in times of high demand in the employment marketplace.

According to the Pension Plan, at the normal retirement age of 62, the Company calculates the monthly pension benefit amount through the following formula:

| 1.75% of the average monthly salary | - | 1.25% of the participant's primary social security benefit | x | the participant's years of credited service | = | Monthly Pension Benefit |

To determine the average monthly salary, the Company calculates the highest average from 5 consecutive prior years of employment within the last 10 years of employment of regular pay, vacation pay, cash bonus and a change of control payment, if applicable. Severance payments are not included as pensionable earnings. Salary does not include stock based compensation, foreign assignment premiums, signing bonuses, fringe benefits, payments from non-qualified plans or indemnity benefit payments. In the event a vested participant dies prior to the commencement of benefit payments, the participant's legal spouse receives survivor benefits which are calculated based upon the pension benefit that the participant would have received upon retirement the day prior to death with an additional reduction factor applied. If the participant does not have a legal spouse, there is no benefit paid.

In the event of early retirement, meaning after reaching the age of 55 and at least 10 years of service, a participant is eligible to collect a monthly pension benefit upon retirement using the formula above with the following reductions:

EARLY RETIREMENT REDUCTIONS

Age at Termination	Years of Service	Reduction
55	At least 30	No reduction — payable upon termination
60	At least 10	Lesser of 1/3 of 1% for each month of service less than 30 years of service (4% per year) or 1/3 of 1% for each month by which the date of benefit commencement precedes age 62 (4% per year) payable upon termination
At least 55	At least 10	1/3 of 1% for each month by which the date of benefit commencement precedes age 62 (4% per year) payable upon termination
Under 55	At least 10	1/2 of 1% for each month by which the date of benefit commencement precedes age 62 (6% per year) payable following termination and attainment of age 55
	At least 30	No reduction — payable at age 55

CHANGE OF CONTROL EARLY RETIREMENT

Age	Years of Service	Reduction
48 at time of change of control	At least 10	Lower reduction of 2% for each year by which termination precedes age 62, or applicable reduction above

STABLE VALUE CALCULATION

For the stable value pension, benefits are determined as follows:

Full Years of Services Completed by the end of the Plan Year	Percentage of Salary up to and including Social Security Wage Base	Percent of Salary Over the Social Security Wage Base
0-9	13%	21%
10-19	15%	23%
20+	17%	25%

The stable value benefit, as of a given date, is the sum of all of the amounts accrued for each year of service. Salary in the stable value pension is defined the same as in the final average pay pension. Normal retirement age under the stable value pension is 65 and the vesting period is 5 years. If a stable value participant has 5 years of service and separates employment with Newmont prior to age 65, the participant is entitled to a reduced benefit. Under the stable value pension, participants may take their benefit in lump sum or an annuity.

Mr. Engel has vested benefits under the final average pay (for service prior to July 2014) and the stable value (for service after July 2014) pensions by virtue of five or more years of service. Mr. Goldberg, Ms. Buese, Mr. Lawson and Mr. Palmer participate in the stable value calculation of the Pension Plan of Newmont based upon their dates of hire. Mr. Goldberg and Mr. Lawson have vested benefits under the stable value pension by virtue of five or more years of service. Ms. Buese and Mr. Palmer do not have vested benefits under the Pension Plan, as they do not have five years of service with the Company.

The Pension Plan contains a cap on eligible earnings as required by the Internal Revenue Code as well as a cap on benefits as required by Section 415 of the Internal Revenue Code. This cap limits the pension benefits that executive-grade employees of the Company can receive under the Pension Plan.

PENSION EQUALIZATION PLAN

The Pension Equalization Plan provides for an actuarially determined present value cash lump sum amount upon retirement, or upon termination after 5 years of service with the Company. The Company determines the lump sum amount by calculating a full pension benefit under the Pension Plan, utilizing the definition of Salary from the Pension Equalization Plan, and subtracting the actual benefit owed under the Pension Plan that is subject to the cap in benefits.

If a participant dies while employed with the Company, or after retirement but before receipt of benefits under the Pension Equalization Plan, and the participant was entitled to benefits under the Pension Plan, the participant's legal spouse receives survivor benefits which are calculated based upon the full Pension Equalization benefit minus the Pension Plan benefit amount. If the Company terminates a participant for cause, the participant forfeits all benefits under the Pension Equalization Plan.

PENSION CALCULATION ASSUMPTIONS

For final average pay benefits, the qualified pension present value uses a discount rate at December 31, 2018, of 4.4% and FASB mortality. The final average pay pension equalization value uses a pension equalization plan lump sum rate of 1.50% as of December 31, 2018, and mortality as defined in the Pension Equalization Plan to determine the lump sum payable at an executive's earliest unreduced retirement age. For stable value benefits, from the qualified plan and the pension equalization plan are defined as a lump sum at age 65, the age at which the stable value benefits are unreduced. All of the benefits shown are also discounted from the earliest unreduced retirement age to current age using the FASB rate of 4.4%.

2018 NONQUALIFIED DEFERRED COMPENSATION TABLE

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)
Gary Goldberg	—	—	—	—	—
Nancy Buese	$1,558	—	($3,562)	—	$38,832
Randy Engel	—	—	—	—	—
Scott Lawson	—	—	—	—	—
Thomas Palmer	—	—	—	—	—

Amounts shown in the table above are part of the Company's Savings Equalization Plan. The Company maintains a Savings Plan and a Savings Equalization Plan for eligible employees.

SAVINGS PLAN

The Savings Plan is the Company's defined contribution plan that is available to a broad group of Company employees, which generally includes U.S. domestic salaried employees of the Company. The Savings Plan provides that eligible employees may contribute before-tax or after-tax compensation to a plan account for retirement savings. Under the Savings Plan, the Company will match 100% of the first 6% of a participant's base salary (with a maximum of $275,000 in salary and a maximum match of $16,500) contribution to the Savings Plan annually. The Company contribution vests as follows:

SAVINGS PLAN VESTING SCHEDULE

Years of Service	Percentage of Company Contribution Vested
Less than 1 year	0
1 year	20
2 years	40
3 years	60
4 or more years	100

In the event of death, disability, retirement, change of control (same definition as Executive Change of Control Plan explained in the Potential Payments Upon Termination or Change of Control section below) or termination of the Savings Plan, a participant is fully vested in the Company contribution component of the Savings Plan. In accordance with the Internal Revenue Code, the Savings Plan limits the before-tax and after-tax contributions that highly compensated participants may make to the Savings Plan.

SAVINGS EQUALIZATION PLAN

The Savings Equalization Plan allows eligible participants the opportunity to defer up to 100% of compensation (minus before-tax contributions under the Savings Plan) beyond the Internal Revenue Code limitations set forth in the Savings Plan on a pre-tax basis. The Savings Equalization Plan is a non-qualified deferred compensation plan. To participate in the Savings Equalization Plan, an employee must be executive grade or a grandfathered participant and be eligible to participate in the Savings Plan of Newmont. The purpose of the Savings Equalization Plan is to allow executive grade level employees a way to defer additional compensation for post-employment savings purposes beyond the limits set forth in the Savings Plan. A participant's deferred compensation is contributed at the direction of the participant to various hypothetical investment alternatives. Such investments are selected by a committee of Company representatives, with the advice of professional investment managers.

Upon distribution of Savings Equalization Plan accounts, the participant receives a cash amount equal to the value of the contributions if such contributions had been invested in such hypothetical investments, as of the applicable valuation date. A participant receives distribution of Savings Equalization amounts in lump-sum form, or at a preselected distribution date in the future according to the provisions of the plan and 409A.

In early 2010, the Company established a trust for participants' account balances in the Savings Equalization Plan and the Company funds the participant account balances in the trust. The assets held in this trust may be subject to claims of the Company's creditors in the event the Company files for bankruptcy.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

TERMS OF PLANS

See the Compensation Discussion and Analysis section and the text following the tables for a description of the material terms, conditions and assumptions for any of the Company's benefit plans.

RETIREMENT BENEFITS

Messrs. Goldberg, Engel and Lawson have vested benefits under the Pension Plan and Pension Equalization Plan. Ms. Buese and Mr. Palmer have not yet vested in the Pension Plan or the Pension Equalization Plan as they have not attained 5 years of service. See the Pension Benefits Table for the present value of benefits under these plans.

For RSU and PSU equity grants in 2018, retirement is defined as at least age 55, with at least 5 years of continuous service and a total of 65 when adding age plus years of continuous service. If an individual meets this definition of retirement under the 2018 equity grants: 1) PSUs shall pro-rata vest based on actual performance (using the most recent fiscal quarter-end performance); 2) RSUs that have not yet met the first anniversary of grant shall pro-rata vest; and 3) RSUs beyond the first anniversary of grant shall continue to vest post-retirement on the original vesting schedule. Mr. Goldberg meets the revised definition of retirement.

VOLUNTARY TERMINATION

The Named Executive Officers would receive no payments or other benefits upon voluntary termination, except for vested benefits under the Pension Plan and Pension Equalization Plan. See the Pension Benefits Table for the present value of benefits under these plans.

TERMINATION NOT FOR CAUSE

On October 25, 2011, the Board of Directors and the Compensation Committee of the Board adopted an Executive Severance Plan applicable to the Senior Director and above levels of the Company. Under the Executive Severance Plan, any eligible employee who is subject to involuntary termination of employment for any reason other than cause is entitled to severance benefits. Cause is defined as engagement in illegal conduct or gross negligence, or willful misconduct or any dishonest or fraudulent activity, breach of any contract, agreement or representation with the Company, or violation of Newmont's Code of Conduct. Severance benefits consist of: 1) a fixed number of months of base salary; 2) pro-rated actual bonus (this benefit is contained in the bonus plan); 3) medical benefits for the severance period, not to exceed 18 months; and 4) outplacement services for up to 18 months. The range of fixed number of months of base salary for the Named Executive Officers is 24 months of salary for Mr. Goldberg, 15 months of salary + 1 month of salary for every year of service up to a maximum of 18 months of salary for Ms. Buese, Mr. Engel, Mr. Lawson and Mr. Palmer. For equity grants in the case of separation of employment under the Executive Severance Plan, there shall be a pro-rata percent acceleration of restricted stock units that have already been granted. For Performance Leveraged Share Unit bonus granted beginning in 2015 and forward, there shall be a pro-rata payout based upon the most recent calculation of the performance against the metrics. The calculations below in the termination tables utilize the target payout for Performance Leveraged Share Unit bonuses.

TERMINATION FOR CAUSE

No additional benefits are payable in any case of termination for cause. The Company's plans generally define cause as stated above.

CHANGE OF CONTROL

Acceleration of any equity grant requires a double-trigger of a change of control and a termination of employment. The cash bonus plan provides for payment of target Corporate Performance Bonus and Personal Bonus upon a change of control between September 1 and December 31, and a target pro-rata bonus payment in the event of a change of control between January 1 and August 31. The final average pay Pension Plan (applicable only to Mr. Engel) provides a retirement option at age 48 with 10 years of service and a lesser reduction factor in benefits, compared to circumstances not involving a change of control. Additionally, the Savings Plan provides for immediate vesting of the Company matching contributions which is capped at a total of $16,500 per year.

The Company's Executive Change of Control Plan applies to Senior Director level employees and above, including the Named Executive Officers, in the event of a change of control, which is generally defined as:

1. The acquisition of beneficial ownership of 20% or more of either (a) the then outstanding shares of the Company; or (b) the combined voting power of the then outstanding shares of the Company entitled to vote generally in the Election of Directors (but not an acquisition by a Company entity or Company benefit plan); or

2. The individuals constituting the Company's Board of Directors on January 1, 2008 (for 2008 Executive Change of Control Plan) and January 1, 2012 (for 2012 Executive Change of Control Plan), cease to constitute at least a majority of the Board, with certain exceptions allowing the Board the ability to vote in new members by a majority; or

3. Consummation of a reorganization, merger, consolidation, sale or other disposition of all or substantially all of the assets of the Company or an acquisition of assets of another corporation. The acquisition of assets of another corporation does not constitute a change of control if certain requirements are met to evidence that the Company is the acquiring company and will conduct the business of the combined entity going forward.

TERMINATION AFTER CHANGE OF CONTROL

Messrs. Goldberg and Engel are subject to the 2008 Executive Change of Control Plan and Ms. Buese, Messrs. Lawson and Palmer are subject to the 2012 Executive Change of Control Plan. The plans provide for enhanced benefits in the case of termination following change of control of the Company (within three years for the 2008 plan and within two years for the 2012 plan), in most cases based on salary and bonus payments in previous years.

Executives are eligible for benefits under the change of control plans if terminated within the requisite time period of a change of control or if the executive terminates for good reason within the requisite time period of a change of control. The Change of Control Plans generally define good reason as any of the following without the executive's prior consent: (a) material reduction in salary or bonus compensation from the level immediately preceding the change of control; (b) requiring the executive to relocate his or her principal place of business more than 35 miles (50 miles in the 2012 Executive Change of Control Plan) from the previous principal place of business; (c) failure by the employer to comply with the obligations under the Change of Control Plan; or (d) assigning the executive duties inconsistent with the executive's position immediately prior to such assignment or any action resulting in the diminution of the executive's position, authority, duties or responsibilities.

If an executive is eligible for termination benefits under the Executive Change of Control Plan, the executive is entitled to:

▪ pro-rated bonus determined by percentage of the year worked at target level (or the full target bonus if change of control occurs between September 1 and December 31 according to the cash bonus plan);

▪ two times the "annual pay" for most executives and up to three times for individuals specified by the Board. Annual pay is defined as annual salary, annual cash bonus at the highest amount that the executive received in the three years prior to the change of control, and the highest employer matching contribution made to the Savings Plan on behalf of the executive in the three years prior to the change of control;

▪ for a three-year period (or the COBRA period for the 2012 Executive Change of Control Plan), health, dental, vision, prescription and life insurance benefits for the executive and his or her family; and

▪ outplacement services consistent with the Company's practices during the one-year period prior to the change of control.

For participants in the 2008 Executive Change of Control Plan, the executive is entitled to the following additional benefits:

▪ a cash amount equal to the actuarial equivalent of three years of additional benefits under the Pension Plan, Pension Equalization Plan, Savings Equalization Plan and credit for three additional years under these plans for purposes of actuarial calculations.

Messrs. Goldberg and Engel participate in the 2008 Executive Change of Control Plan at three times annual pay level as of December 31, 2018. Ms. Buese, Mr. Lawson and Mr. Palmer participate in the 2012 Executive Change of Control Plan with Ms. Buese at two and one half times annual pay level and Messrs. Lawson and Palmer at three times annual pay level as of December 31, 2018. These individuals are designated for the enhanced benefits because they all hold positions that would require continuity during a change of control or threatened change of control. In addition, the positions that the designated individuals hold are at high risk for change of personnel in the event of a change of control and the enhanced benefit provides additional incentive for such executives to stay with the Company despite any concerns regarding a change of control.

An unvested participant of the pension plan who is separated from employment following a change of control vests in the pension plan. See the Pension Benefits Table and following text for pension values and unvested participants.

DEATH

The level of coverage under the basic term life insurance program provides two times final annual base salary for an employee who dies while an active employee, up to a maximum of $1,500,000. Upon the death of one of the Named Executive Officers, payment is made to the beneficiary of record for the group life insurance coverage.

In the event of death during employment an unvested participant of the pension plan who dies while employed vests in the pension plan. See the Pension Benefits Table and following text for pension values and unvested participants.

DISABILITY

Short-term disability benefits provide for 100% of base pay (salary and bonus) for the initial twelve weeks of disability and 60% of base pay for the remainder of short-term disability for a total period of up to six months. In the event of long-term disability, the Company has an insurance plan that provides a maximum monthly benefit to executives and officers of the Company of $15,000 per month. The maximum benefit period for the long-term disability benefit varies depending upon the age on date of disability. Qualified long-term disability participants also receive continuation of medical coverage for up to 24 months.

2018 PERFORMANCE BONUSES

All amounts shown for Bonuses include Corporate Performance Bonuses, Personal Bonuses, Performance Leveraged Stock Unit bonuses, Restricted Stock Unit bonuses and are calculated at target level for 2018 performance.

ACCELERATED VESTING OF RESTRICTED STOCK

The amounts shown assume vesting as of December 31, 2018, at a closing price of $34.65. The amounts shown do not include any vested stock awards.

PERFORMANCE LEVERAGE STOCK UNIT BONUS

The amounts shown for the Performance Leveraged Stock Unit Bonus in the event of a Change of Control assume target payout and a stock price of $34.65, the December 31, 2018, closing price, because there is no change of control price to determine actual payout, as contemplated by the PSU program.

RESTRICTED STOCK UNIT BONUS

The amounts shown for the Restricted Stock Unit Bonus in the event of termination following a change of control represent the target bonus granted upon a change of control for the year of the change of control in the form of restricted stock units that are then subject to a vesting period beginning with one-third vesting the following January 1 and the following two-thirds each vesting with the two anniversaries after the initial vesting. The vesting accelerates upon a termination of employment after a change of control. The figures shown represent target payout and a stock price of $34.65, the December 31, 2018, closing price.

INCREMENTAL NON-QUALIFIED PENSION

The amounts shown as Incremental Non-Qualified Pension are based on three additional years of service credit following termination of employment in the case of change of control for those Named Executive Officers who participate in the 2008 Executive Change of Control Plan. All amounts payable are based upon the same assumptions and plan provisions used in the Summary Compensation Table and Pension Benefits Table, except that the Termination After Change of Control calculation does not include a present value discount.

HEALTH CARE BENEFITS

The value of health care benefits disclosed below is based on the incremental additional cost to the Company for the length of coverage specified in the Long-Term Disability Plan, Executive Severance Plan, or the Executive Change of Control Plans, except that for Change of Control, the amount is determined without any present value discount.

LIFE INSURANCE

Life insurance coverage and proceeds are provided under the terms of the Group Life Plan.

280G TAX GROSS-UP

The Company adopted an Executive Change of Control Plan in 2012 that eliminates a 280G tax gross-up, and provides for the payment of the higher of the change of control payment with the application of the excise tax imposed by Section 4999 of the Code, or a reduced change of control payment to an amount at which the excise tax does not apply.

Effective December 31, 2017, the 2008 Executive Change of Control Plan was amended to remove the 280G tax gross-up and incorporate the same "best net of tax" provision applied under the 2012 Executive Change of Control Plan.

The following tables describe the estimated potential payments upon termination or change of control of the Company for the Named Executive Officers. The amounts shown assume that the termination or change of control occurred on December 31, 2018. The actual amounts to be paid can only be determined at the time of such executive's separation from the Company.

POTENTIAL PAYMENTS ON TERMINATION

	Retirement ($)	Termination Not For Cause ($)	Change of Control ($)	Termination After Change of Control ($)	Death ($)	Disability ($)
Gary Goldberg						
Base Benefit	—	$ 2,600,000	—	—	—	—
Bonus (Corporate Performance and Personal)	$1,950,000	$ 1,950,000	$ 1,950,000	—	$ 1,950,000	$ 1,950,000
Restricted Stock Unit Bonus		—	—	$ 2,383,331	—	—
Performance Leveraged Stock Unit Bonus	$1,414,552	$13,192,572	$13,192,572	$ 4,380,869	$13,192,572	$13,192,572
Change of Control Payment		—	—	$12,062,679		
Accelerated Vesting of Restricted Stock Units	$ 597,366	$ 2,221,515	—	$ 4,774,666	$ 4,774,666	$ 4,774,666
Incremental Non-Qualified Pension	—	—	—	$ 2,572,040	—	—
Health Care Benefits and Life Insurance Coverage	—	$ 54,325	—	$ 112,918	—	—
Life Insurance Proceeds	—	—	—	—	$ 1,500,000	—
Disability Coverage	—	—	—	—	—	—
Outplacement Services	—	$ 7,250	—	$ 13,500	—	—
280G Tax Gross-Up	—	—	—	—	—	—
Total	$3,961,918	$20,025,662	$15,142,572	$26,300,003	$21,417,238	$19,917,238
Nancy Buese						
Base Benefit	—	$ 1,012,917	—	—	—	—
Bonus (Corporate Performance and Personal)	—	$ 706,978	$ 706,978	—	$ 706,978	$ 706,978
Restricted Stock Unit Bonus	—	—	—	$ 834,164	—	—
Performance Leveraged Stock Unit Bonus	—	$ 1,520,477	$ 1,520,477	$ 1,502,944	$ 1,520,477	$ 1,520,477
Change of Control Payment	—	—	—	$ 3,575,000	—	—
Accelerated Vesting of Restricted Stock Units	—	$ 429,695	—	$ 1,260,532	$ 1,260,532	$ 1,260,532
Incremental Non-Qualified Pension	—	—	—	$ 147,566	—	—
Health Care Benefits and Life Insurance Coverage	—	$ 37,136	—	$ 39,474	—	—
Life Insurance Proceeds	—	—	—	—	$ 1,430,000	—
Disability Coverage	—	—	—	—	—	—
Outplacement Services	—	$ 7,250	—	$ 13,500	—	—
280G Tax Gross-Up	—	—	—	—	—	—
Total	$ 0	$ 3,714,452	$ 2,227,455	$ 7,373,180	$ 4,917,987	$ 3,487,987
Randy Engel						
Base Benefit	—	$ 975,000	—	—	—	—
Bonus (Corporate Performance and Personal)	—	$ 581,390	$ 581,390	—	$ 581,390	$ 581,390
Restricted Stock Unit Bonus	—	—	—	$ 649,999	—	—
Performance Leveraged Stock Unit Bonus	—	$ 3,499,061	$ 3,499,061	$ 1,181,773	$ 3,499,061	$ 3,499,061
Change of Control Payment	—	—	—	$ 4,554,546	—	—
Accelerated Vesting of Restricted Stock Units	—	$ 1,860,497	—	$ 3,541,992	$ 3,541,992	$ 3,541,992
Incremental Non-Qualified Pension	—	—	—	$ 4,131,860	—	—
Health Care Benefits and Life Insurance Coverage	—	$ 28,702	—	$ 61,157	—	—
Life Insurance Proceeds	—	—	—	—	$ 1,300,000	—
Disability Coverage	—	—	—	—	—	—
Outplacement Services	—	$ 7,250	—	$ 13,500	—	—
280G Tax Gross-Up	—	—	—	—	—	—
Total	$ 0	$ 6,951,900	$ 4,080,451	$14,134,828	$ 8,922,443	$ 7,622,443

	Retirement ($)	Termination Not For Cause ($)	Change of Control ($)	Termination After Change of Control ($)	Death ($)	Disability ($)
Scott Lawson						
Base Benefit	—	$ 847,500	—	—	—	—
Bonus (Corporate Performance and Personal)	—	$ 477,693	$ 477,693	—	$ 477,693	$ 477,693
Restricted Stock Unit Bonus	—	—	—	$ 508,489	—	—
Performance Leveraged Stock Unit Bonus	—	$ 2,420,372	$ 2,420,372	$ 925,952	$ 2,420,372	$ 2,420,372
Change of Control Payment	—	—	—	$ 3,135,750	—	—
Accelerated Vesting of Restricted Stock Units	—	$ 428,967	—	$ 967,012	$ 967,012	$ 967,012
Incremental Non-Qualified Pension	—	—	—	—	—	—
Health Care Benefits and Life Insurance Coverage	—	$ 57,686	—	$ 57,686	—	—
Life Insurance Proceeds	—	—	—	—	$ 1,130,000	—
Disability Coverage	—	—	—	—	—	—
Outplacement Services	—	$ 7,250	—	$ 13,500	—	—
280G Tax Gross-Up	—	—	—	—	—	—
Total	$ 0	$ 4,239,468	$ 2,898,065	$ 5,608,389	$ 4,995,077	$ 3,865,077
Thomas Palmer						
Base Benefit	—	$ 1,275,000	—	—	—	—
Bonus (Corporate Performance and Personal)	—	$ 974,330	$ 974,330	—	$ 974,330	$ 974,330
Restricted Stock Unit Bonus	—	—	—	$ 904,157	—	—
Performance Leveraged Stock Unit Bonus	—	$ 4,860,667	$ 4,860,667	$ 1,642,999	$ 4,860,667	$ 4,860,667
Change of Control Payment	—	—	—	$ 5,737,500	—	—
Accelerated Vesting of Restricted Stock Units	—	$ 823,596	—	$ 1,788,217	$ 1,788,217	$ 1,788,217
Incremental Non-Qualified Pension	—	—	—	$ 12,990	—	—
Health Care Benefits and Life Insurance Coverage	—	$ 78,344	—	$ 78,344	—	—
Life Insurance Proceeds	—	—	—	—	$ 1,500,000	—
Disability Coverage	—	—	—	—	—	—
Outplacement Services	—	$ 7,250	—	$ 13,500	—	—
280G Tax Gross-Up	—	—	—	—	—	—
Total	$ 0	$ 8,019,187	$ 5,834,997	$10,177,707	$ 9,123,215	$ 7,623,215

EXECUTIVE COMPENSATION RISK ASSESSMENT

We believe that Newmont's compensation program for the Chief Executive Officer and Officers is structured in a way that balances risk and reward, yet mitigates the incentive for excessive risk taking. Beyond prudent plan design and compensation policies, in April 2017, an independent third-party team (from Mercer) completed a risk assessment of the executive compensation program at the request of the LDCC.

Overall, the Risk Assessment found that the compensation programs at Newmont align with stockholder interests, reward pay-for-performance, and do not promote unnecessary and excessive risk. The program is appropriately balanced between fixed and pay "at-risk." Furthermore, it was determined that the LDCC provides appropriate oversight by reviewing and approving incentive program goals and payments, and has the discretion to adjust results for unusual and/or extraordinary items.

The key features mitigating risk in Newmont's compensation program across various time horizons are summarized below:

Short-Term (0-2 years)

- Programs measure performance via multiple metrics, aligning executives with the Company's annual business plan
- The AICP incorporates threshold performance levels as well as caps on overall payouts

Medium- to Long-Term (3+ years)

- All LTI award vehicles are denominated in shares, aligning with stockholder interests
- Equity awards have three-year vesting provisions, which promote long-term value creation, aid in retention, and reduce the potential for short-term risk taking
- Payouts of PSU awards are tied to relative TSR performance, providing an additional link to shareholder value; PSU awards are capped at 200% of target
- Anti-hedging/pledging policies, a clawback policy, and stock ownership guidelines provide further alignment with and protection to stockholders
- The Committee's compensation consultant is independent, ensuring unbiased oversight of the Company's compensation programs

Relative to the SEC considerations for evaluating employee compensation risk, no concerns were identified.

PAY RATIO OF CHIEF EXECUTIVE OFFICER COMPENSATION TO MEDIAN EMPLOYEE COMPENSATION

Newmont has determined that the 2018 annual total compensation of the estimated median compensated employee who was employed as of October 1, 2018, excluding the CEO, Gary Goldberg, was $122,229. Mr. Goldberg's annual total compensation for 2018 was $11,393,974. Mr. Goldberg's annual total compensation is ninety-three times (or a ratio of 93 to 1) that of the estimated median compensated Newmont employee. This pay ratio is a reasonable estimate calculated in accordance with SEC rules based on our payroll and employment records and the methodology described below.

Newmont's compensation practices and programs aim to be fair, equitable, globally compliant, and aligned with Newmont's business objectives. The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, exclusions, and assumptions that reflect their compensation practices. As such, the pay ratio reported above may not be comparable to the pay ratio reported by other companies, even those in a related industry or of a similar size and scope. Other companies may have different employment practices, regional demographics or may utilize different methodologies and assumptions in calculating their pay ratios.

The median employee was selected as of October 3, 2017, and remained employed in the same role through October 1, 2018. This employee remains an appropriate indicator of the median employee as there have been no significant changes in pay structure or population in 2018. Newmont's population at the time of determination consisted of approximately 12,500 employees, including all seasonal and temporary employees. To identify the median compensated employee, we used a consistently applied compensation measure ("CACM"); in our case, defined as base salary excluding overtime and other incentives, which provides a reasonable estimate of compensation received. Salaries were annualized for employees starting employment in 2017, but not adjusted for part-time status. Local currency was consistently converted using the 2017 year-to-date exchange rates outlined below. No cost of living adjustments were applied. A small group of employees in two geographic locations (less than 0.5% of the total employee population) was excluded for data quality purposes. Based on the CACM, a group of employees were identified as the median employee, as they all share a common base salary. To arrive at the median employee for Newmont; actual total compensation of all selected employees was calculated in alignment with the method for calculating NEO total compensation. The resulting median from this population was identified as the 2017 median compensated employee.

Year-to-date foreign exchange rates as of October 3, 2017: AUD to USD 0.7666, GHS to USD 0.2283, EUR to USD 1.1151, IDR to USD 0.000075, CAD to USD 0.766, PEN to USD 0.32673, SRD to USD 0.1334.



PROPOSAL NO. 3 — RATIFY APPOINTMENT OF AUDITORS

The Audit Committee of the Board of Directors (the "Audit Committee") of Newmont Mining Corporation and its subsidiaries ("Newmont" or the "Company") evaluates the selection of independent auditors each year and has selected Ernst & Young LLP ("EY") as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2019. In September 2014, the Company formally engaged EY as its independent registered public accounting firm for the fiscal year ended December 31, 2015. EY has continued to serve as the Company's independent registered public accounting firm since that time.

The Audit Committee is responsible for the appointment, compensation, retention and oversight of the Company's independent registered public accounting firm retained to audit the Company's consolidated financial statements. In accordance with its commitment to sound corporate governance practices, the Audit Committee reviews whether it is in the Company's best interests to rotate the Company's independent registered public accounting firm ("independent auditor"). In fulfilling its oversight responsibility, the Audit Committee carefully reviews the policies and procedures for the engagement of the independent auditor, including the scope of the audit, audit fees, auditor independence matters, performance of the independent auditors and the extent to which the independent auditor may be retained to perform non-audit services. The Audit Committee and its Chair are also directly involved with the selection, review and evaluation of the lead engagement partner and the negotiation of audit fees. The Audit Committee reviews the performance of the independent auditor annually. In conducting its review, the Audit Committee considered, among other things:

- the professional qualifications and effectiveness of EY, the lead audit partner and other key engagement partners;
- EY's historical and recent performance on the Company's audit, including the extent and quality of EY's communications with the Audit Committee;
- an analysis of EY's known legal risks and significant proceedings that may impair its ability to perform the Company's annual audit;
- data relating to audit quality and performance, including the most recent Public Company Accounting Oversight Board ("PCAOB") reports on EY and its peer firms;
- the appropriateness of EY's fees on an absolute basis and as compared with fees paid by certain peer firms;
- EY's independence policies and its processes for maintaining its independence;
- EY's tenure as the Company's independent auditor and its depth of understanding of the Company's global business, operations and systems, accounting policies and practices, including the potential effect on the financial statements of the major risks and exposures facing the Company, and internal control over financial reporting;
- EY's demonstrated professional integrity and objectivity, including through rotation of the lead audit partner and other key engagement partners;
- EY's capability, expertise and efficiency in handling the breadth and complexity of the Company's global operations, including of the lead audit partner and other key engagement partners; and
- the advisability and potential impact of selecting a different independent public accounting firm.

As a result of its evaluation of EY's qualifications, performance and independence, the Board and the Audit Committee believe that the continued retention of EY to serve as the Company's independent auditor for the year ending December 31, 2019, is in the best interests of the Company and its stockholders. As a matter of good corporate governance, the Board and the Audit Committee submit the selection of the independent auditor to our stockholders for ratification in connection with the 2019 Annual Meeting. If the selection of EY is not ratified by a majority of the shares of common stock present or represented at the Annual Meeting and entitled to vote on the matter, the Audit Committee will review its selection of an independent auditor in light of that vote result. Even if this appointment is ratified, the Audit Committee may, in its discretion, direct the appointment of a different independent auditor at any time during the year if the Audit Committee determines that such a change would be in the best interest of the Company and its stockholders.

We expect that a representative of EY will attend the Annual Meeting, and the representative will have an opportunity to make a statement if he or she so chooses. The representative will also be available to respond to appropriate questions from stockholders.

Board of Directors Recommendation

The Board of Directors unanimously recommends that you vote "**FOR**" the ratification of EY as Newmont's independent registered public accounting firm for the fiscal year ended December 31, 2019.

INDEPENDENT AUDITORS FEES

The following table discloses the fees for professional services provided by Ernst & Young in each of the last two fiscal years:

	2018	2017
Audit Fees[1]	$5,738,000	$4,750,000
Audit-Related Fees[2]	$ 473,000	$ 78,000
Tax Fees[3]	$ 343,200	$ 278,153
All Other Fees[4]	$ 4,000	$ 1,000
Total[5]	$6,558,200	$5,107,153

(1) Audit Fees were primarily for professional services rendered for the audits of the consolidated financial statements and internal controls over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act of 2002, the review of documents filed with the SEC, consents, comfort letters and financial accounting and reporting consultations.

(2) Audit-Related Fees were primarily for professional services rendered for other attest services and due-diligence related to the contemplated acquisition of Goldcorp.

(3) Tax Fees were for professional services related to general tax consultation, tax advisory, tax compliance and international tax matters.

(4) All Other Fees were for education on recently issued accounting pronouncements and the use of EY's proprietary research tool.

(5) The Audit Committee has determined that the provision of the services described above is compatible with maintaining the independence of our independent registered public accounting firm.

The Audit Committee has established procedures for engagement of the Company's independent registered public accounting firm to perform services other than audit, review and attest services.

In order to safeguard the independence of the Company's independent registered public accounting firm, for each engagement to perform such non-audit service, (a) management and EY affirm to the Audit Committee that the proposed non-audit service is not prohibited by applicable laws, rules or regulations; (b) management describes the reasons for hiring EY to perform the services; and (c) EY affirms to the Audit Committee that it is qualified to perform the services.

The Audit Committee pre-approves and reviews audit and non-audit services performed by EY as well as the fees charged by EY for such services and is provided with quarterly reporting on actual spending. The Audit Committee has delegated to its Chair its authority to pre-approve such services in limited circumstances, and any such pre-approvals are reported to the Audit Committee at its next regular meeting and ratified. In its pre-approval and review of non-audit service fees, the Audit Committee considers, among other factors, the possible effect of the performance of such services on the auditors' independence. All services provided by EY in 2018 and 2017 were permissible under applicable laws, rules and regulations and were pre-approved by the Audit Committee in accordance with its procedures. The Audit Committee considered the amount of non-audit services provided by EY in assessing its independence.

For additional information concerning the Audit Committee and its activities with EY, see "Corporate Governance" and "Report of the Audit Committee" in this Proxy Statement.

REPORT OF THE AUDIT COMMITTEE



The Audit Committee of the Board of Directors is composed entirely of Directors who are not officers or employees of the Company or any of its subsidiaries and are independent, as defined in the listing standards of the New York Stock Exchange and the Company's Corporate Governance Guidelines. The Audit Committee has adopted a Charter that describes its responsibilities in detail. The Charter is available on the Company's website at http://www.newmont.com/about-us/governance-and-ethics/board-and-committee-governance/.

The primary responsibility for financial and other reporting, internal controls, compliance with laws and regulations, and ethics, rests with the management of the Company. The Audit Committee's primary purpose is to oversee the integrity of the Company's financial statements, the Company's compliance with legal and regulatory requirements and corporate policies and controls, the independent auditor's selection, compensation, retention, qualifications, performance, objectivity and independence, the performance of the Company's internal audit function, treasury and finance matters and enterprise risk management, privacy and data security. The Audit Committee reviews the financial information that will be provided to the stockholders and others, the systems of internal controls that management and the Board have established, and the audit, accounting and financial reporting process. Additional information about the Audit Committee's role in corporate governance can be found in the Audit Committee's Charter.

The Audit Committee has reviewed and discussed with management and EY, the Company's independent auditors, the audited financial statements of the Company for the fiscal year ended December 31, 2018, and the results of management's assessment of the effectiveness of the Company's internal control over financial reporting and independent registered public accounting firm's audit of internal control over financial reporting as of December 31, 2018.

The Audit Committee has discussed with EY the matters required to be discussed by the applicable Public Company Accounting Oversight Board ("PCAOB") rules, including the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of the disclosures in the financial statements. The Audit Committee has received and reviewed the disclosure and letter required by the applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed EY's independence with them, and considered whether the non-audit services provided by the independent registered public accounting firm to the Company are compatible with maintaining the firm's independence.

The Company also has an internal audit department that reports to the Audit Committee. The Audit Committee reviews and approves the internal audit plan at least once a year and receives updates of internal audit results throughout the year. The Audit Committee discussed with the Company's internal auditors and independent registered public accounting firm the overall scope and plans for their respective audits. The Audit Committee met regularly with the internal auditors and the independent registered public accounting firm to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2018, for filing with the Securities and Exchange Commission.

Submitted by the members of the Audit Committee of the Board of Directors:

Bruce R. Brook, Chair
J. Kofi Bucknor
René Médori
Julio M. Quintana

The Report of the Audit Committee does not constitute soliciting material, and shall not be deemed to be filed or incorporated by reference into any other Company filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates the Report of the Audit Committee by reference therein.



ANNEX A

NON-GAAP COMPENSATION MEASURES — ANNEX A-1

2018 CORPORATE PERFORMANCE BONUS EBITDA

Management of the Company uses Corporate Performance Bonus Adjusted Earnings before interest, taxes and depreciation and amortization (CPB EBITDA) to evaluate the Company's performance for compensation purposes in connection with the calculation of the Corporate Performance Bonus results. Under the program, CPB EBITDA may be adjusted for one-time accounting items such as asset sales and impairments and for certain commodity and currency impacts as compared to the previously approved annual budget plan which are not in management's control. CPB EBITDA differs from what is reported under accounting principles generally accepted in the U.S. ("GAAP"). Further to the discussion of this metric in the "Compensation Discussion and Analysis," a reconciliation of CPB EBITDA for the year-ended December 31, 2018, appears below.

	Year Ended December 31, 2018[1]
Net income (loss) attributable to Newmont stockholders	$ 341
Net income (loss) attributable to noncontrolling interests, net of tax	39
Loss (income) from discontinued operations, net of tax[2]	(61)
Equity loss (income) of affiliates	33
Income and mining tax expense (benefit)	386
Depreciation and amortization	1,215
Interest expense, net	207
EBITDA	$2,160
EBITDA attributable to noncontrolling interest from continuing operations[3]	(136)
EBITDA attributable to Newmont stockholders	$2,024
2018 Allowable Adjustments[4]	358
CPB ADJUSTED EBITDA	$2,382
Newmont Shares outstanding as of December 31, 2017[5]	533
CPB Adjusted EBITDA per Share[5]	$ 4.47

(1) Dollars and shares in table above are represented in millions, except per share data.

(2) Net loss (income) from discontinued operations relates to (i) adjustments in our Holt royalty obligation of $57, presented net of tax expense (benefit) of $15 and (ii) adjustments to our Batu Hijau Contingent Consideration of $4, presented net of tax expense (benefit) of $1.

(3) EBITDA attributable to noncontrolling interest from continuing operations is calculated by adding the following amounts attributable to noncontrolling interests: net income (loss) from continuing operations, net of tax, of $39; income and mining tax expense (benefit) of $14; interest expense of $1; intercompany profit (loss) of $4; and depreciation and amortization of $78.

(4) CPB related adjustments include asset impairments, change in fair value of marketable securities, and removal of gain on asset sales.

(5) May not recalculate due to rounding.

RETURN ON CAPITAL EMPLOYED (ROCE)

Management of the Company uses Corporate Performance Bonus Adjusted Return on Capital Employed ("CPB ROCE") to evaluate the Company's performance for compensation purposes in connection with the calculation of the Corporate Performance Bonus results to evaluate the Company's operating performance. ROCE does not represent, and should not be considered an alternative to, net earnings (loss), operating earnings (loss), or cash flow from operations as those terms are defined by GAAP and does not necessarily indicate whether cash flows will be sufficient to fund cash needs. Although CPB ROCE and similar measures are frequently used as measures of operations by other companies, our calculation of CPB ROCE is not necessarily comparable to such other similarly titled captions of other companies. The Company believes that CPB ROCE provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and Board of Directors. Management's determination of the components of CPB ROCE are evaluated periodically and based, in part, on a review of non-GAAP financial measures used by mining industry analysts. Net income (loss) attributable to Newmont stockholders is reconciled to ROCE as follows below.

	Year Ended December 31, 2018[1]
Net income (loss) attributable to Newmont stockholders	$ 341
Net income (loss) attributable to noncontrolling interests, net of tax	39
Loss (income) from discontinued operations, net of tax[2]	(61)
Equity loss (income) of affiliates	33
Income and mining tax expense (benefit)	386
Depreciation and amortization	1,215
Interest expense, net	207
EBITDA	$ 2,160
Depreciation and amortization	1,215
EBIT	$ 945

EBITDA Adjustments:	
Impairment of long-lived assets	$ 369
Loss (gain) on asset and investment sales	(100)
Change in fair value of marketable equity securities	50
Impairment of investments	42
Emigrant leach pad write-down	22
Reclamation and remediation charges	21
Restructuring and other	20
2018 Allowable Adjustments[3]	(71)
Adjusted EBIT	$ 1,298
12 month trailing Adjusted EBIT	$ 1,298

	Year Ended December 31,[1]	
	2018	2017
Newmont stockholders equity	$10,502	$10,535
Noncontrolling interests	963	984
Total debt and lease and other financing obligations	4,261	4,065
Total Capital	$15,726	$15,584
Less: Cash and cash equivalents	3,397	3,259
Capital employed	$12,329	$12,325
Average capital employed	$12,327	
CPB Adjusted 12 month trailing Adjusted EBIT divided by Average Capital Employed (CPB ROCE)	10.5%	

(1) Dollars in the table above are presented in millions.

(2) Net loss (income) from discontinued operations relates to (i) adjustments in our Holt royalty obligation of $57, presented net of tax expense (benefit) of $15 and (ii) adjustments to our Batu Hijau Contingent Consideration of $4, presented net of tax expense (benefit) of $1.

(3) CPB related adjustments include restructuring costs, Emigrant leachpad NRV adjustment, and year end reclamation adjustments

NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are intended to provide additional information only and do not have any standard meaning prescribed by U.S. generally accepted accounting principles ("GAAP"). These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Unless otherwise noted, we present the Non-GAAP financial measures of our continuing operations in the tables below. For additional information regarding our discontinued operations, see Note 11 to the Consolidated Financial Statements.

EARNINGS BEFORE INTEREST, TAXES AND DEPRECIATION AND AMORTIZATION AND ADJUSTED EARNINGS BEFORE INTEREST, TAXES AND DEPRECIATION AND AMORTIZATION

Management uses Earnings before interest, taxes and depreciation and amortization ("EBITDA") and EBITDA adjusted for non-core or certain items that have a disproportionate impact on our results for a particular period ("Adjusted EBITDA") as non-GAAP measures to evaluate the Company's operating performance. EBITDA and Adjusted EBITDA do not represent, and should not be considered an alternative to, net income (loss), operating income (loss), or cash flow from operations as those terms are defined by GAAP, and do not necessarily indicate whether cash flows will be sufficient to fund cash needs. Although Adjusted EBITDA and similar measures are frequently used as measures of operations and the ability to meet debt service requirements by other companies, our calculation of Adjusted EBITDA is not necessarily comparable to such other similarly titled captions of other companies. The Company believes that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and Board of Directors. Management's determination of the components of Adjusted EBITDA are evaluated periodically and based, in part, on a review of non-GAAP financial measures used by mining industry analysts. *Net income (loss) attributable to Newmont stockholders* is reconciled to EBITDA and Adjusted EBITDA as follows:

	Years Ended December 31,		
	2018	2017	2016
Net income (loss) attributable to Newmont stockholders	$ 341	$ (114)	$ (629)
Net income (loss) attributable to noncontrolling interests	39	5	(314)
Net loss (income) from discontinued operations[1]	(61)	38	131
Equity loss (income) of affiliates	33	16	13
Income and mining tax expense (benefit)	386	1,127	579
Depreciation and amortization	1,215	1,261	1,213
Interest expense, net	207	241	273
EBITDA	$2,160	$2,574	$1,266
Adjustments:			
Impairment of long-lived assets[2]	$ 369	$ 14	$1,003
Loss (gain) on asset and investment sales[3]	(100)	(23)	(108)
Change in fair value of marketable equity securities[4]	50	—	—
Impairment of investments[5]	42	—	—
Emigrant leach pad write-down[6]	22	—	—
Reclamation and remediation charges[7]	21	69	87
Restructuring and other[8]	20	14	32
Acquisition cost adjustments[9]	—	2	10
Loss on debt repayment[10]	—	—	55
La Quinua leach pad revision[11]	—	—	32
Adjusted EBITDA	$2,584	$2,650	$2,377

(1) Net loss (income) from discontinued operations relates to (i) adjustments in our Holt royalty obligation, presented net of tax expense (benefit) of $15, $(24) and $(19), respectively, (ii) adjustments to our Batu Hijau Contingent Consideration, presented net of tax expense (benefit) of $1, $4 and $-, respectively, (iii) Batu Hijau operations, presented net of tax expense (benefit) of $-, $-, and $309, respectively and (iv) the loss on sale of Batu Hijau, which has been recorded on an attributable basis. For additional information regarding our discontinued operations, see Note 11 to our Consolidated Financial Statements.

(2) Impairment of long-lived assets, included in *Impairment of long-lived assets*, represents non-cash write-downs of long-lived assets. The 2018 impairments include $366 related to long-lived assets in North America in September 2018. The 2016 impairments include $1,003 related to long-lived assets in Yanacocha in December 2016. See Note 6 to our Consolidated Financial Statements for further information.

(3) Loss (gain) on asset and investment sales, included in *Other income, net*, primarily represents a gain from the exchange of certain royalty interests for cash consideration and an equity ownership and warrants in Maverix in June 2018, a gain from the exchange of our interest in the Fort á la Corne joint venture for equity ownership in Shore Gold Inc. ("Shore Gold") in June 2017, the sale of our holdings in Regis in March 2016, and income recorded in September 2016 associated with contingent consideration from the sale of certain properties in Nevada during the first quarter of 2015 and other gains or losses on asset sales.

(4) Change in fair value of marketable equity securities, included in *Other income, net*, represents unrealized holding gains and losses on marketable equity securities related primarily to Continental Gold Inc.

(5) Impairment of investments, included in *Other income, net*, represents other-than-temporary impairments on equity and cost method investments.

(6) The Emigrant leach pad write-down, included in *Costs applicable to sales*, represents a write-down to reduce the carrying value of the leach pad to net realizable value at Emigrant due to a change in mine plan resulting in a significant decrease in mine life in September 2018.

(7) Reclamation and remediation charges, included in *Reclamation and remediation*, represent revisions to reclamation and remediation plans and cost estimates at the Company's former historic mining operations. The 2018 charges include adjustments at the Idarado, Lone Tree and Rain remediation and closure sites. The 2017 charges include adjustments at the Rain, Midnite, Resurrection and San Luis remediation and closure sites in December 2017. The 2016 charges include adjustments to reclamation liabilities associated with the review of the Yanacocha long-term mining and closure plans in December 2016.

(8) Restructuring and other, included in *Other expense, net*, primarily represents certain costs associated with severance, legal and other settlements, and outsourcing costs and system integration costs during 2016 related to our acquisition of CC&V in August 2015.

(9) Acquisition cost adjustments, included in *Other expense, net*, represent net adjustments to the contingent consideration and related liabilities associated with the acquisition of the final 33.33% interest in Boddington in June 2009.

(10) Loss on debt repayment, included in *Other income, net,* represents the impact from the debt tender offer on our 2019 Senior Notes and 2039 Senior Notes in March 2016 and the debt tender offer on our 2022 Senior Notes in November 2016.

(11) La Quinua leach pad revision, included in *Costs applicable to sales*, represents a significant write-down of the estimated recoverable ounces at Yanacocha in September 2016.

ADJUSTED NET INCOME (LOSS)

Management uses Adjusted net income (loss) to evaluate the Company's operating performance and for planning and forecasting future business operations. The Company believes the use of Adjusted net income (loss) allows investors and analysts to understand the results of the continuing operations of the Company and its direct and indirect subsidiaries relating to the sale of products, by excluding certain items that have a disproportionate impact on our results for a particular period. Adjustments to continuing operations are presented before tax and net of our partners' noncontrolling interests, when applicable. The tax effect of adjustments is presented in the Tax effect of adjustments line and is calculated using the applicable regional tax rate. Management's determination of the components of Adjusted net income (loss) are evaluated periodically and based, in part, on a review of non-GAAP financial measures used by mining industry analysts. *Net income (loss) attributable to Newmont stockholders* is reconciled to Adjusted net income (loss) as follows:

	Years Ended December 31,		
	2018	2017	2016
Net income (loss) attributable to Newmont stockholders	$ 341	$ (114)	$ (629)
Net loss (income) attributable to Newmont stockholders from discontinued operations[1]	(61)	38	403
Net income (loss) attributable to Newmont stockholders from continuing operations	280	(76)	(226)
Impairment of long-lived assets, net[2]	369	13	529
Loss (gain) on asset and investment sales[3]	(100)	(23)	(108)
Change in fair value of marketable equity securities[4]	50	—	—
Impairment of investments[5]	42	—	—
Emigrant leach pad write-down[6]	29	—	—
Reclamation and remediation charges, net[7]	21	69	49

	Years Ended December 31,		
	2018	2017	2016
Restructuring and other, net[8]	16	9	27
Acquisition cost adjustments[9]	—	2	10
Loss on debt repayment[10]	—	—	55
La Quinua leach pad revision, net[11]	—	—	26
Tax effect of adjustments[12]	(99)	(24)	(242)
Adjustment to equity method investment[13]	—	7	—
Re-measurement due to the Tax Cuts and Jobs Act[14]	(14)	312	—
Tax restructuring related to the Tax Cuts and Jobs Act[15]	(34)	394	—
Valuation allowance and other tax adjustments[16]	158	91	511
Adjusted net income (loss)	$ 718	$ 774	$ 631
Net income (loss) per share, basic[17]	$ 0.64	$(0.21)	$(1.19)
Net loss (income) attributable to Newmont stockholders from discontinued operations	(0.11)	0.07	0.76
Net income (loss) attributable to Newmont stockholders from continuing operations	0.53	(0.14)	(0.43)
Impairment of long-lived assets, net	0.69	0.01	1.00
Loss (gain) on asset and investment sales	(0.19)	(0.04)	(0.20)
Change in fair value of marketable equity securities	0.09	—	—
Impairment of investments	0.08	—	—
Emigrant leach pad write-down	0.05	—	—
Reclamation and remediation charges, net	0.04	0.13	0.09
Restructuring and other, net	0.03	0.01	0.05
Acquisition cost adjustments	—	—	0.02
Loss on debt repayment	—	—	0.11
La Quinua leach pad revision, net	—	—	0.05
Tax effect of adjustments	(0.18)	(0.04)	(0.47)
Adjustment to equity method investment	—	0.01	—
Re-measurement due to the Tax Cuts and Jobs Act	(0.03)	0.59	—
Tax restructuring related to the Tax Cuts and Jobs Act	(0.06)	0.74	—
Valuation allowance and other tax adjustments	0.30	0.18	0.97
Adjusted net income (loss) per share, basic	$ 1.35	$ 1.45	$ 1.19
Net income (loss) per share, diluted[17]	$ 0.64	$(0.21)	$(1.18)
Net loss (income) attributable to Newmont stockholders from discontinued operations	(0.11)	0.07	0.76
Net income (loss) attributable to Newmont stockholders from continuing operations	0.53	(0.14)	(0.42)
Impairment of long-lived assets, net	0.69	0.01	0.99
Loss (gain) on asset and investment sales	(0.19)	(0.04)	(0.20)
Change in fair value of marketable equity securities	0.09	—	—
Impairment of investments	0.07	—	—
Emigrant leach pad write-down	0.05	—	—
Reclamation and remediation charges, net	0.04	0.13	0.09
Restructuring and other, net	0.03	0.01	0.05
Acquisition cost adjustments	—	—	0.02
Loss on debt repayment	—	—	0.11
La Quinua leach pad revision, net	—	—	0.05
Tax effect of adjustments	(0.18)	(0.04)	(0.47)
Adjustment to equity method investment	—	0.01	—
Re-measurement due to the Tax Cuts and Jobs Act	(0.03)	0.59	—
Tax restructuring related to the Tax Cuts and Jobs Act	(0.06)	0.74	—
Valuation allowance and other tax adjustments	0.30	0.18	0.97
Adjusted net income (loss) per share, diluted	$ 1.34	$ 1.45	$ 1.19
Weighted average common shares (millions):			
Basic	533	533	530
Diluted[18]	535	535	532

(1) Net loss (income) from discontinued operations relates to (i) adjustments in our Holt royalty obligation, presented net of tax expense (benefit) of $15, $(24) and $(19), respectively, and (ii) adjustments to our Batu Hijau Contingent Consideration, presented net of tax expense (benefit) of $1, $4, and $-, respectively, (iii) Batu Hijau operations, presented net of tax expense (benefit) of $-, $-, and $309, respectively, and loss (income) attributable to noncontrolling interests of $-, $-, and $(272), respectively, and (iv) the loss on sale of Batu Hijau, which has been recorded on an attributable basis. For additional information regarding our discontinued operations, see Note 11 to our Consolidated Financial Statements.

(2) Impairment of long-lived assets, included in *Impairment of long-lived assets*, represents non-cash write-downs of long-lived assets. The 2018 impairments include $366 related to long-lived assets in North America in September 2018. The 2016 impairments include $1,003 related to long-lived assets in Yanacocha in December 2016. Amounts are presented net of income (loss) attributable to noncontrolling interests of $-, $(1), and $(474), respectively. See Note 6 to our Consolidated Financial Statements for further information.

(3) Loss (gain) on asset and investment sales, included in *Other income, net*, primarily represents a gain from the exchange of certain royalty interests for cash consideration and an equity ownership and warrants in Maverix in June 2018, a gain from the exchange of our interest in the Fort á la Corne joint venture for equity ownership in Shore Gold in June 2017, the sale of our holdings in Regis in March 2016, income recorded in September 2016 associated with contingent consideration from the sale of certain properties in Nevada during the first quarter of 2015 and other gains or losses on asset sales.

(4) Change in fair value of marketable equity securities, included in *Other income, net*, represents unrealized holding gains and losses on marketable equity securities related primarily to Continental Gold Inc.

(5) Impairment of investments, included in *Other income, net*, represents other-than-temporary impairments on equity and cost method investments.

(6) The Emigrant leach pad write-down, included in Costs applicable to sales and Depreciation and amortization, represents a write-down to reduce the carrying value of the leach pad to net realizable value at Emigrant due to a change in mine plan resulting in a significant decrease in mine life in September 2018.

(7) Reclamation and remediation charges, included in *Reclamation and remediation*, represent revisions to reclamation and remediation plans and cost estimates at the Company's former historic mining operations. The 2018 charges include adjustments at the Idarado, Lone Tree and Rain remediation and closure sites. The 2017 charges include adjustments at the Rain, Midnite, Resurrection and San Luis remediation and closure sites in December 2017. The 2016 charges include adjustments to reclamation liabilities associated with the review of the Yanacocha long-term mining and closure plans in December 2016. Amounts are presented net of income (loss) attributable to noncontrolling interests of $-, $-, and $(38), respectively.

(8) Restructuring and other, included in *Other expense, net*, primarily represents certain costs associated with severance, legal and other settlements, and outsourcing costs and system integration costs during 2016 related to our acquisition of CC&V in August 2015. Amounts are presented net of income (loss) attributable to noncontrolling interests of $(4), $(5), and $(5), respectively.

(9) Acquisition cost adjustments, included in *Other expense, net*, represent net adjustments to the contingent consideration and related liabilities associated with the acquisition of the final 33.33% interest in Boddington in June 2009.

(10) Loss on debt repayment, included in *Other income, net*, represents the impact from the debt tender offer on our 2019 Senior Notes and 2039 Senior Notes in March 2016 and the debt tender offer on our 2022 Senior Notes in November 2016.

(11) La Quinua leach pad revision, included in *Costs applicable to sales* and *Depreciation and amortization*, represents a significant write-down of the estimated recoverable ounces at Yanacocha in September 2016. Amounts are presented net of income (loss) attributable to noncontrolling interests of $-, $-, and $(25), respectively.

(12) The tax effect of adjustments, included in *Income and mining tax benefit (expense)*, represents the tax effect of adjustments in footnotes (2) through (11), as described above, and are calculated using the applicable regional tax rate.

(13) Adjustment to equity method investment, included in *Equity income (loss) of affiliates* and presented net of tax expense (benefit) of $-, $(3), and $-, respectively, represents non-cash write-downs of long-lived assets recorded at Minera La Zanja S.R.L. ("La Zanja") in December 2017. For further information about our equity method investment in La Zanja, see Note 10 to our Consolidated Financial Statements.

(14) Re-measurement due to the Tax Cuts and Jobs Act, included in *Income and mining tax benefit (expense)*, represents the re-measurement of our U.S. deferred tax assets and liabilities from 35% to the reduced tax rate of 21%. 2018 includes the final adjustments of $(14) to the provisional re-measurement expense. 2017 includes the provisional adjustments of $352 and $8 for changes in executive compensation deductions, partially offset by the release of a valuation allowance on alternative minimum tax credits of $48. For further information about the impact of the Tax Cuts and Jobs Act, see Note 9 to our Consolidated Financial Statements.

(15) Tax restructuring related to the Tax Cuts and Jobs Act, included in *Income and mining tax benefit (expense)*, represents changes resulting from restructuring our holding of non-U.S. operations for U.S. federal income tax purposes. 2018 includes the final adjustments of $(34) to the provisional restructuring charge. For further information about the impact of the Tax Cuts and Jobs Act, see Note 9 to our Consolidated Financial Statements.

(16) Valuation allowance and other tax adjustments, included in *Income and mining tax benefit (expense)*, predominantly represent adjustments to remove the impact of our valuation allowances for items such as foreign tax credits, alternative minimum tax credits, capital losses and disallowed foreign losses. We believe that these valuation allowances cause significant fluctuations in our financial results that are not indicative of our underlying financial performance. The adjustments during 2018 are due to an increase to the valuation allowance on U.S. net operating losses, credit carryovers, and other U.S. deferred tax assets of $191, other tax adjustments of $(3), and a decrease to the valuation allowance on U.S. capital losses of $(15). The adjustments during 2017 are due to an increase to the valuation allowance on credit carryovers of $94, a decrease to the valuation allowance carried on the deferred tax asset for investments of $10 and other tax adjustments of $7. The adjustments during 2016 are due to an increase to the valuation allowance on the deferred tax asset related to the investment in Yanacocha of $299, a tax restructuring of $170, a decrease in the valuation allowance on capital loss carryover of $169, a carryback of 2015 tax loss to prior years of $124, an increase to the valuation allowance on tax credit carryovers of $70 and other tax adjustments of $17. Amounts are presented net of income (loss) attributable to noncontrolling interests of $(15), $-, and $-, respectively.

(17) Per share measures may not recalculate due to rounding.

(18) Adjusted net income (loss) per diluted share is calculated using diluted common shares, which are calculated in accordance with U.S. GAAP.

FREE CASH FLOW

Management uses Free Cash Flow as a non-GAAP measure to analyze cash flows generated from operations. Free Cash Flow is *Net cash provided by (used in) operating activities* less *Net cash provided by (used in) operating activities of discontinued operations* less *Additions to property, plant and mine development* as presented on the Consolidated Statements of Cash Flows. The Company believes Free Cash Flow is also useful as one of the bases for comparing the Company's performance with its competitors. Although Free Cash Flow and similar measures are frequently used as measures of cash flows generated from operations by other companies, the Company's calculation of Free Cash Flow is not necessarily comparable to such other similarly titled captions of other companies.

The presentation of non-GAAP Free Cash Flow is not meant to be considered in isolation or as an alternative to net income as an indicator of the Company's performance, or as an alternative to cash flows from operating activities as a measure of liquidity as those terms are defined by GAAP, and does not necessarily indicate whether cash flows will be sufficient to fund cash needs. The Company's definition of Free Cash Flow is limited in that it does not represent residual cash flows available for discretionary expenditures due to the fact that the measure does not deduct the payments required for debt service and other contractual obligations or payments made for business acquisitions. Therefore, the Company believes it is important to view Free Cash Flow as a measure that provides supplemental information to the Company's Consolidated Statements of Cash Flows.

The following table sets forth a reconciliation of Free Cash Flow, a non-GAAP financial measure, to *Net cash provided by (used in) operating activities*, which the Company believes to be the GAAP financial measure most directly comparable to Free Cash Flow, as well as information regarding *Net cash provided by (used in) investing activities* and *Net cash provided by (used in) financing activities*.

	Years Ended December 31,		
	2018	2017	2016
Net cash provided by (used in) operating activities	$ 1,827	$2,124	$ 2,786
Less: Net cash used in (provided by) operating activities of discontinued operations	10	15	(869)
Net cash provided by (used in) operating activities of continuing operations	1,837	2,139	1,917
Less: Additions to property, plant and mine development	(1,032)	(866)	(1,133)
Free Cash Flow	$ 805	$1,273	$ 784
Net cash provided by (used in) investing activities[1]	$(1,177)	$ (946)	$ (74)
Net cash provided by (used in) financing activities	$ (455)	$ (668)	$(1,817)

(1) *Net cash provided by (used in) investing activities* includes *Additions to property, plant and mine development*, which is included in the Company's computation of Free Cash Flow.

CAUTIONARY STATEMENTS — ANNEX A-2

Note Regarding Reserves and Resources: Reserves and Resources are utilized as compensation performance measures in connection with the annual Corporate Performance Bonus calculation. U.S. investors are advised that the SEC does not recognize the term Resource and, as such, Resource estimates used in this Proxy Statement have not been prepared in accordance with Industry Guide 7. Newmont has determined that such "resources" would be substantively the same as those prepared using the Guidelines established by the Society of Mining, Metallurgy and Exploration (SME) and defined as "Mineral Resource." Estimates of Resources include "Measured, Indicated and Inferred Resources," which are subject to further exploration and development, are subject to additional risks, and no assurance can be given that they will eventually convert to future reserves. Inferred Resources, in particular, have a great amount of uncertainty as to their existence and their economic and legal feasibility. Investors are cautioned not to assume that any part or all of the Inferred Resource exists, or is economically or legally mineable. Investors are reminded that even if significant mineralization is discovered and converted to reserves, during the time necessary to ultimately move such mineralization to production the economic feasibility of production may change. See the Company's Annual Report for the "Proven and Probable Reserve" and "Mineralized Material" tables prepared in compliance with the SEC's Industry Guide 7 and the "Risk Factors" section for risks relating to such estimates and the Company's business, available at www.newmont.com and on www.sec.gov.

2018 Corporate Performance Bonus Reserves and Resources: The Reserves figure used for 2018 Corporate Performance Bonus purposes exclude additions from acquisitions and the Turquoise Ridge joint venture; and the Resources figure used for 2018 Corporate Performance Bonus purposes excludes additions from acquisitions, price assumption changes, reclassifications and the Turquoise Ridge joint venture. These discretionary adjustments were made by the Leadership Development and Compensation Committee to better reflect results from employee actions, rather than items beyond employees' control. Reconciliation to the Company's previously reported 2018 Reserves and Resources additions are as follows:

RESERVES

	Years Ended December 31, 2018[1]
Acquisition Additions	0.0
Exploration & Studies Additions	6.7
Revisions	(3.6)
Total Reserve Additions	3.1
Less: Acquisition Additions	0.0
Less: Turquoise Ridge Additions	(0.4)
Corporate Payable Bonus Reserves	2.7
Newmont Shares outstanding as of December 31, 2017	533,397,643
Corporate Performance Bonus Reserves per 1000 Shares	5.11

RESOURCES

	Years Ended December 31, 2018[1]
Acquisition Additions	5.3
Exploration & Studies Additions	9.5
Price Changes	0.0
Reclassifications	2.6
Revisions	(2.2)
Total Resource Additions	15.2
Less: Acquisition Additions	(5.3)
Less: Price Changes	(0.0)
Less: Reclassifications	(2.6)
Less: Turquoise Ridge Additions	(0.3)
Corporate Performance Bonus Resources	7.0

(1) All values in millions unless stated otherwise

Note Regarding Full Potential: Full Potential cost and efficiency benefits, savings, improvements or continuous improvements, as used in this proxy statement are considered operating measures used for assessing performance and personal objectives results for compensation purposes, and should not be considered GAAP or non-GAAP financial measures. Full Potential savings/improvement amounts are estimates utilized by management that represent estimated cumulative incremental value realized as a result of Full Potential projects implemented and are based upon both cost savings and efficiencies that have been monetized for purposes of the estimation. Because Full Potential savings/improvements estimates reflect differences between certain actual costs incurred and management estimates of costs that would have been incurred in the absence of the Full Potential program, such estimates are necessarily imprecise and are based on numerous judgments and assumptions. As a result, investors should not place undue reliance on such metrics.

Note Regarding Forward-Looking Statements: Forward-looking statements may appear in this proxy statement. Certain statements, other than purely historical information, including estimates, projections, statements relating to our plans, objectives and expected results, and the assumptions upon which those statements are based, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. A detailed discussion of risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in the section titled "Risk Factors" of our Form 10-K. The Company undertakes no obligation to update or revise publicly any forward-looking statements. In connection with the proposed transaction, the Company filed a proxy statement relating to a special meeting of its stockholders with the SEC and will file other relevant materials in connection with the proposed transaction with the SEC.

Prepared by www.argyle.company

This proxy statement was printed in a facility that uses exclusively vegetable based inks, 100% renewable wind energy and releases zero VOCs into the environment.

